UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: September 30, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 001-35840


13003723

Model N, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**77-0528806**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
1800 Bridge Parkway Redwood City, California	**94065**
(Address of Principal Executive Offices)	(Zip Code)

(650) 610-4600
(Registrant's Telephone Number, Including Area Code)

Securities Registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.00015 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act: Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter time period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant as of March 31, 2013, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing price of $19.82 per share of the registrant's common stock as reported by the New York Stock Exchange, was approximately $300 million. Shares of common stock held by each executive officer, director, and their affiliated holders have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares outstanding of the registrant's Common Stock as of November 30, 2013 was 23,733,698 shares.

Documents Incorporated by Reference

Information required in response to Part III of Form 10-K (Items 10, 11, 12, 13 and 14) is hereby incorporated by reference to portions of the registrant's Proxy Statement for the Annual Meeting of Stockholders to be held in 2014. The Proxy Statement will be filed by the Registrant with the Securities and Exchange Commission no later than 120 days after the end of the registrant's fiscal year ended September 30, 2013.

TABLE OF CONTENTS

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PART I.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (Securities Act) and the Securities Exchange Act of 1934 (Exchange Act). All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "goal," "plan," "intend," "expect," "seek", and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described under "Part I, Item 1A. Risk Factors," and elsewhere in this report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations.

As used in this report, the terms "Model N," "Registrant," "we," "us," "our," and "the Company" mean Model N, Inc. and its subsidiaries unless the context indicates otherwise.

Item 1. Business

Overview

We are a provider of revenue management solutions for the life science and technology industries, and we believe that we are a pioneer in this market. Our solutions enable our customers to maximize revenues and reduce revenue compliance risk by transforming their revenue lifecycle from a series of tactical, disjointed operations into a strategic end-to-end process. Our customers use our application suites to manage mission-critical functions, such as pricing, contracting, incentives and rebates. We believe our solutions serve as the system of record for our customers' revenue management processes and can provide a competitive advantage for them. A representative list of our customers based on our total revenues for the fiscal year ended September 30, 2013 includes our life science customers Abbott, Amgen, Boston Scientific, Bristol-Meyers Squibb, Johnson & Johnson and Merck, and our technology customers Dell, Nokia, ST Micro and VMware.

Many life science and technology companies face a gap between the strategic importance of revenue management and the current state of their revenue management processes. Historically, most companies have relied on a disjointed patchwork of manual processes, spreadsheets, point applications and legacy systems to manage their revenue processes. These processes and systems are labor intensive, error prone, inflexible, siloed and costly, often resulting in missed revenue opportunities and increased revenue compliance risk. Industry trends, including shortening product lifecycles, tightening compliance and regulatory controls, increasing channel complexity and growing volumes of transactional data are now causing these outdated processes and legacy systems to become increasingly ineffective.

Our domain expertise in revenue management for the life science and technology industries has enabled us to develop applications designed to meet the unique, strategic needs of these industries, such as managed care and government pricing for life science companies and channel incentives based on design wins for technology companies.

Our solutions include two complementary suites of software applications:

- *Revenue Management Enterprise suite*—a broad set of transactional applications that serve as a system of record for, and automate the execution of revenue management processes such as incentive and rebate management, pricing and contracting. This suite includes our Price Management, Deal Management, Contract Management, Incentive and Rebate Management and Regulatory Compliance Management applications, which can be purchased together as a suite or as separate stand-alone applications.
- *Revenue Management Intelligence suite*—a broad set of intelligence applications that provide the analytical insights to define and optimize revenue management strategies. This suite includes our Price Strategy, Brand Strategy, Channel Strategy, Managed Markets Strategy and International Reference Pricing applications, which can be purchased together as a suite or as separate stand-alone applications.

These application suites, which can be configured to meet the specific needs of our customers, address both revenue strategy and execution, and enable our customers to:

- develop more effective pricing and contracting strategies using internal data and third party market data;
- execute and enforce these revenue strategies both in their direct sales force and indirect channels;
- respond rapidly to quote and proposal requests;
- monitor contract performance and compliance;
- process high volumes of rebates and incentives accurately;
- monitor financial terms and regulatory compliance; and
- determine appropriate allocation of sales and marketing resources.

Our customer deployments range from individual applications to our complete suites. Our application suites are built on a modern, web-based platform that can be deployed both on-premise or through the cloud and can be purchased as an on-premise implementation or on a subscription basis, depending on the customer's preference. Our on-premise implementations are typically purchased through perpetual licenses to our solutions and related implementation services and usually include ongoing maintenance support and application support. We recognize revenues from the sale of our perpetual licenses and related implementation services on a percentage-of-completion basis over the expected implementation period. Our cloud-based solutions are purchased through a subscription to our solutions and related implementation services. We recognize revenues from the subscription and related implementation services ratably beginning the day the customer is provided access to the subscription service through the longer of the initial contractual period or term of the customer relationship. Historically, a substantial majority of our total revenues has been associated with our Revenue Management Enterprise suite, whether deployed as individual applications or as a complete suite. For example, in the fiscal year ended September 30, 2013, revenues from this suite constituted more than 85% of our total revenues.

Overview of the Life Science and Technology Industries

The life science and technology industries are large and highly fragmented and market their products to a global customer base through diverse channels.

Management of the revenue lifecycle is becoming a strategic imperative and source of competitive advantage for life science and technology companies as they address increasingly globalized markets, sophisticated buyers, complex channels and expanding volumes of data from internal and market sources.

Several trends specific to the life science and technology industries further complicate revenue management.

Life Science:

- emergence of large group purchasing, managed care organizations and integrated healthcare delivery networks, which drive increased pricing pressure, contract volume and complexity;
- increased customer and channel incentives and rebates resulting in the increased risk of extending unearned discounts and the overpayment of rebates;
- shift of purchasing influence from physicians to economic buyers, which makes the price and the commercial terms key decision making factors;
- increased spending on healthcare by governments instead of commercial entities, which add further regulatory oversight to transactions; and
- increased scope of government mandates, frequency of regulatory reporting and audits, and fines, all of which increase administrative burden and monitoring costs.

Technology:

- shortened product lifecycles, which drive rapid pricing changes and require quick responses to quotes and competitive bidding;
- increased number of core technology products sold into different end markets with segment-specific pricing;
- increased complexity of multi-tiered global distribution channels, which intensify channel conflict and price erosion;
- changing financial reporting requirements due to channel complexity; and
- increased use of off-invoice discounting to offset upfront discounts and mask end-customer pricing, which results in a lack of price transparency that can erode gross margins.

Challenges to Effective Revenue Management

Traditionally, many life science and technology companies have addressed revenue management through a patchwork of manual processes and inflexible and costly custom systems. The current state of revenue management systems impedes the ability of companies to respond to rapidly changing market conditions, which prevents them from maximizing revenue and increases their revenue compliance risk. Critical challenges include:

- ***Incomplete and unreliable information for key strategic decisions.*** The legacy manual processes and systems used to manage the revenue lifecycle creates silos of data, which cause companies to make strategic marketing, pricing and resource allocation decisions that are often based on incomplete or inaccurate information. As a result, revenue strategies can be suboptimal, budgets may be misallocated and sales and marketing efforts can fail to positively impact revenues.
- ***Revenue leakage due to inadequate contract management and enforcement.*** Customer-tailored contracts with complex pricing and commercial terms are common in both the life science and technology industries. When the commercial terms of these contracts are not automated and monitored systematically, deviations from contract pricing can occur, volume commitments can be missed, unearned discounts may be given and revenue can be lost.

- ***Revenue leakage due to overpayment of incentives*.** Life science and technology companies process massive volumes of rebates and incentives. A lack of centralized, automated and enforceable processes can result in overpayment of incentives.

- ***Ineffective pricing across geographies and complex channels*.** Sophisticated buyers deploy global procurement strategies to discover and exploit regional and channel differences in pricing, and contracting. The inability to enforce a single price for a specific sales opportunity across regions and channels can result in channel conflicts, which result in price and revenue erosion.

- ***Inaccurate financial reporting*.** Complex contracts and distribution channels have made it more difficult to obtain and process financial information, which can result in inaccurate financial reporting. For example, technology companies face significant complexity in financial reporting and revenue recognition at the point of sale in their distribution channels. Life science companies have significant challenges correctly accruing their massive rebate and incentive claim volumes.

- ***Difficulty complying with complicated government regulations*.** Satisfying the regulatory requirements of numerous federal and state programs is increasingly complex for life science companies. For example, government-driven programs require complex monitoring and reporting to compute and pay mandated rebates and fees under numerous federal and state programs. Government audits can expose ineffective management of these regulatory requirements and can result in penalties or program ineligibility.

Our Solutions

Our customers use our solutions to achieve significant returns on investment, improve gross margins and address vital business objectives by:

- ***Driving optimal pricing and contracting strategies*.** Our customers use our solutions to develop, deploy, monitor and drive optimal pricing and contracting strategies. Our solutions consolidate information across the revenue lifecycle and provide visibility into historical volume, price and contract performance trends. Our pricing analytics enable our customers to identify untapped revenue opportunities across customers or products and make better pricing and contracting decisions.

- ***Realizing greater value from contracts*.** Our solutions enable customers to codify and automate complex pricing, incentives and financial and fulfillment terms that previously resided mainly on paper contracts. Our customers are able to maximize the value of contracts and realize additional revenue by tracking their customers' performance and enforcing contract terms. Our solutions automatically price orders in real-time and enforce contract pricing and commercial terms. Our solutions also enable customers to track and execute other revenue-enhancing financial terms, such as negotiated price increases.

- ***Maximizing revenue by standardizing and enforcing pricing and discounting policies*.** Our solutions allow customers to standardize pricing policies that can be automatically enforced across the enterprise and the channels to restrict unauthorized sales practices and discounting by sales personnel. By raising the visibility of, requiring authorization of, and enabling rapid resolution of, non-standard pricing, our customers can use our solutions to reduce unauthorized discounting. Through our channel solutions, our customers can gain visibility into and enforce channel pricing, and reduce price erosion caused by different price quotes for the same end customer.

- ***Executing and optimizing channel incentives*.** Our solutions enable customers to manage the entire incentive lifecycle, from contracting to recognition and payment. Accurate management allows our customers to eliminate unearned discounts and overpayment of incentives. Our solutions also provide our customers with greater cross channel visibility to manage the effectiveness of their channel incentive programs. With this insight, our customers can better utilize their channel incentives to positively influence channel behavior and thus increase revenue.

- ***Achieving accurate financial reporting.*** With our solutions, customers can manage all aspects of the contract-to-payment process related to calculating, monitoring, processing and triggering payments to end customers and channel intermediaries. For example, by automating all rebates, these liabilities can be accurately accrued, enabling our customers to consistently record accruals in compliance with financial accounting requirements, while ensuring customers and channels are credited on a timely basis.
- ***Automating government regulatory compliance to reduce revenue risk.*** Our solutions enable customers to systematically comply with government regulations, policies, procedures, and pricing and reporting requirements. Further, by automating and integrating contract terms, incentives and pricing into mandated price and payment calculations, our life science customers are better able to manage compliance with the terms of critical government programs that provide significant sources of revenue.

Our Competitive Strengths

We believe our key competitive strengths include:

- ***Comprehensive approach to revenue management.*** Our solutions address the end-to-end revenue management lifecycle. Our integrated, end-to-end application suites enable our customers to transform their revenue management processes from disjointed tactical operations into a cohesive, strategic, end-to-end process. Providing suites of both intelligence and transactional applications is an advantage that enables us to address both decision making and process automation.
- ***Deep domain knowledge.*** Our expertise in the revenue management needs of life science and technology companies enables us to develop solutions that address the unique demands of these industries. By incorporating best practices into our industry-specific solutions, implementation methodologies and support programs, our customers can experience significantly accelerated time to value. Our team possesses the deep industry expertise in life science and technology to enable our customers to maximize and accelerate the transformational benefits of our solutions.
- ***Strong installed customer base.*** We have established a reputation for delivering revenue management solutions to leading life science and technology customers. Our close customer relationships provide us with insight into how these companies use our solutions and help us to maintain a competitive advantage by anticipating their future requirements. We also believe that the use of our products by respected industry leaders also increases the value of our brand in these industries.
- ***Flexible delivery options.*** Our modern, web-based platform supports both on-premise and cloud deployments. By offering both delivery options, we are able to reach a larger group of customers, address their unique needs and deliver cost and operational benefits.
- ***Talented team focused on customer success.*** We employ experts from the life science and technology industries in key customer-facing and development roles. Additionally, we have established strong core values that start with a focus on customer success. Our customer focus has resulted in close relationships with our customers and a strong reference base for new sales opportunities.

Our Strategy

Our leadership strategy for revenue management solutions includes the following key elements:

- ***Increasing sales to existing customers.*** We plan to address our recent sales execution challenges in order to increase revenues from our existing customers by expanding their use of our solutions across their business, including selling into additional divisions and product lines, as well as international operations, and by cross-selling additional applications.
- ***Expanding our customer base.*** We believe the global market for life science and technology revenue management solutions is large and underserved, and we intend to continue to make investments to drive awareness and adoption of revenue management solutions in our target industries. We intend to

continue to aggressively pursue new customers by targeting senior level decision-makers within leading life science and technology companies by highlighting the strategic benefits of integrated revenue management.

- ***Introducing new applications and enhancing existing solutions***. We have a long history of product innovation which has driven the development of deep industry specific applications across our two product suites. We have a number of new products under development as well as continued innovations to our existing products. We intend to continue to develop innovative products and expand platform capabilities and functionality to meet the evolving needs of life science and technology companies.
- ***Extending into the mid-market through the cloud***. We intend to expand our customer base into small and medium sized businesses through continued development and deployment of our cloud-based solutions. Our cloud-based solutions significantly reduce the time and cost of implementing our revenue management solutions and, when combined with our subscription sales model, provide an end-to-end revenue management suite that is well suited for small and medium sized businesses.
- ***Expanding our presence in the technology industry***. Our first customer in the technology industry was in the semiconductor vertical and we subsequently expanded into other technology verticals such as consumer electronics and software. We plan to continue to expand into these and adjacent technology markets. For example, we have recently implemented our solutions in a number of leading consumer electronics companies.
- ***Pursuing selective acquisitions***. We intend to continue to pursue acquisitions of complementary businesses, products or technologies. We intend to focus on opportunities that expand and accelerate our product offerings. As an example, our acquisition of LeapFrogRx, a provider of cloud-based analytics solutions for the pharmaceutical industry, in January 2012 has expanded our intelligence platform with predictive revenue analytics for the life science industry.

Products

We provide solutions that span the organizational and operational boundaries of functions such as sales, marketing and finance, and serve as a system of record for key revenue management processes including pricing, contracts, rebates and regulatory compliance. Our application suites are purpose-built for the life science and technology industries and are designed to work with enterprise resource planning (ERP) and customer relationship management (CRM) applications that do not typically provide revenue management capabilities by enabling real-time pricing, managing contracts and automating channel incentives management, including rebates. Each suite is comprised of several applications, which are integrated to work together but which may also be deployed individually. For example, when deployed as an interconnected suite, our applications allow prices set up in the price management process to flow into the quoting process. Similarly, closed deals are captured in contract management and can be synchronized with ERP systems and into regulatory reporting as required by government agencies. Our solutions provide critical data that is typically not available in either CRM or ERP systems, such as prices, quotes, contracts, incentives and rebate claims. Our applications also can provide customers predictive revenue insight optimization of sales and marketing investments and offers, and customer profitability intelligence. We have also developed an additional solution that we offer only through the cloud and that extends revenue management to sophisticated sales quotes.

Revenue Management Enterprise suite—a suite of enterprise applications designed to automate the end-to-end revenue management processes including:

- ***Price Management***. Manage the entire pricing lifecycle from price strategy to execution, serving often as the pricing engine and system of record for pricing. Implement sophisticated pricing rules and guidelines to enforce pricing consistency across geographies and transactions, resulting in accurate, real-time pricing and improved margins. By using a transactional pricing engine that references various price sources, price points and business rules, this application enables customers to reduce quote turnaround time and ensures accurate pricing across overlapping contracts, quotes, agreements or other pricing documents.

- ***Deal Management***. Develop and optimize deals and contracts to maximize revenues by integrating lead and opportunity tracking, offer development, pricing and contract compliance to drive more accurate pricing, contract terms and performance metrics. The application supports an iterative negotiation process by escalating special discount requests based on configurable business conditions, suggests pricing guidelines and provides tools for decision makers to analyze the deal and its margins and compare the deal to similar deals. The approved quote or activated contract creates, through standard integration, a record in the ERP system so that orders posted against the contract or quote are priced correctly.

- ***Contract Management***. Improve execution of pricing and incentives strategies on contracts, capture and enforce pricing policies and manage the entire contract lifecycle from offer development to contract compliance. The application manages all the steps to create and review contracts by pulling pricing information from the pricing engine. It includes sophisticated conditional workflow capabilities that route the contract for review and approval. The application also includes industry-specific capabilities that are designed to allow our customers to maximize individual contract value, increase overall contract revenue and reduce price erosion by systematically tracking and enforcing compliance with contract terms and customer commitments.

- ***Incentive and Rebate Management***. Drive more effective and accurate management of a wide range of customer and channel incentives, such as healthcare provider rebates, managed care rebates, wholesaler chargebacks and inventory management agreements by monitoring, processing, calculating and approving the payment of incentives based on contract terms, direct and indirect sales, product utilization, customer eligibility and other internal and external performance data. This application supports the process of creating and defining incentive and rebate programs and routing them through complex multi-step approval processes for final approval. Once programs are activated, the application processes direct and indirect sales lines and validates whether they are subject to and eligible for an incentive payment. The application rejects incorrect data and calculates and approves payment information that is submitted to the financial systems. This application can also be used by finance functions to calculate and track the accrual of financial liabilities and enables customers to create reports that track the effectiveness of their incentive programs.

- ***Regulatory Compliance Management***. Enforce compliance with statutory and financial regulations and their revenue recognition policies by calculating and reporting mandatory government prices such as Average Manufacturer Price, Best Price and Non-Federal Average Manufacturer's Price, as well as process and pay government claims for Medicaid, Tricare and other mandated federal and state healthcare programs. The application can be used in conjunction with our other applications to promote effective risk management and reduce compliance risk.

Revenue Management Intelligence suite—a suite of revenue management business intelligence applications that enable customers to analyze revenue drivers and optimize revenue outcomes by delivering industry-specific visualizations, analyses and actions including:

- ***Price Strategy***. Develop, analyze and optimize price strategies by combining internal revenue management data and external market data across customers, products, geographies and channels. Utilizing this data, this application measures and analyzes performance by employing industry-specific data visualizations and custom analyses to provide visibility into all elements of the pricing process, in addition to insights into profitability and revenue risks.

- ***Brand Strategy***. Identify and pinpoint drivers of brand performance that influence market demand to optimize sales and marketing spend at national and regional levels from product launch to sunset with insights from internal and external syndicated data providing meaningful insights into customer behavior and competitive dynamics. Marketing and brand managers can leverage these advanced analytics capabilities to validate their sales forecasts and gain insights into how formulary status or other payor and physician dynamics affect brand performance at a regional level. Sales personnel receive actionable targeting guidance and performance against plans in order to optimize their sales efforts.

- ***Channel Strategy***. Increase the effectiveness of global distribution by aggregating and tracking channel data for accurate and timely visibility into revenue and profit trends. This application aggregates and tracks a broad set of internal and external channel data, such as design registrations, point-of-sale claims, opportunity registrations, quotes, wins, contracts, contract compliance data, inventory and chargeback. Robust analytical capabilities allow channel and trade managers, sales teams and executives to gain accurate and timely visibility into revenue and profit trends by distributor, wholesaler, end customer, product, region and country and actionable intelligence on market trends through key metrics and alerts.

- ***Managed Markets Strategy***. Analyze and optimize market strategy by determining which healthcare payers or insurance plans have the biggest impact on brand revenues, how formulary status influences market access across regions and how market share is trending against competition in key markets by using syndicated data to assess performance against market strategy. This application integrates external syndicated data sets with internal sales and promotional data, such as call plans, samples and sales alignment, to provide actionable intelligence.

- ***International Reference Pricing***. Optimize pharmaceutical pricing and product launch decisions and satisfy regulatory reporting requirements across countries by analyzing internal and external pricing data in a timely manner and by fostering efficient and proactive global pricing collaboration. This application connects pricing stakeholders globally in real time and around a common global pricing repository, which includes prices and price structures, expected price events and international reference pricing rules.

Technology

Our two applications suites, Revenue Management Enterprise and Revenue Management Intelligence, are architected in layers. The first layer is composed of end-user operational and analytics applications. The middle layer consists of supporting services and business engines, and the lowest layer consists of a unified technology platform used to construct and support all modules at the higher layers. The platform also provides access to the normalized operational database where the transactional revenue management data used by the Revenue Management Enterprise suite is stored. It also provides access and facilitates the synchronization with the de-normalized analytics database where the revenue management data used by the Revenue Management Intelligence suite is stored.

We developed our web-based platform using industry standards, such as J2EE, AJAX and HTML, which give the end-users of our applications an intuitive and familiar browsing experience. These standard technologies enable us to offer our customers a familiar technology environment that is widely understood and utilized.

Our technology platform has allowed us to quickly develop new applications, features and functionalities. We believe that the platform is configured to meet the needs of a specific vertical market and, within each instance, to meet the specific needs of each of our customers. The flexibility of the technology platform has also allowed us to add mobile device support and deploy cloud-based solutions in a rapid and efficient manner, and we believe it will enable us to continue to add new capabilities in the future.

Our technology is designed specifically to handle the complex calculations and massive data sets associated with revenue management processes typical in the life science and technology industries. With the expansion of global deployments, scalability has also been a key requirement of our customers and has been a focus for us across all of the layers of our application suites.

Our solutions have been designed to ensure high reliability, and the technology platform includes a comprehensive set of built-in features and management tools to allow optimal and continuous operation. The Revenue Management Enterprise and Revenue Management Intelligence suites are available to customers through the cloud. We operate a multi-instance architecture that provides all customers with dedicated virtualized applications and databases. Most customers run on shared infrastructure servers while some larger customers may run on dedicated servers. This architecture is designed to reduce the risk associated with infrastructure outages, improves system scalability and security, and allows for flexibility in deployment. The environment for our cloud-based solutions is secured and is designed to provide high availability with disaster recovery capabilities. Our cloud-based solutions are operated through three third-party data centers located in Missouri, Texas and Massachusetts.

We are in the process of implementing a new enterprise resource planning (ERP) system for our company. We expect that, once implemented, this new ERP system will combine and streamline the management of our financial, accounting, human resources, sales and marketing and other functions, enabling us to more effectively manage operations and track performance.

Services and Customer Support

Leveraging deep industry and subject matter expertise, we offer a comprehensive set of services to assist our customers through the full lifecycle of new business transformations or upgrades of existing solutions. We help our customers define, implement and then support or manage our solutions. We provide implementation services, managed services and strategic services both on and off-shore, as described below.

- ***Implementation services***. We assist our customers in the implementation or upgrade of our Revenue Management Enterprise and Revenue Management Intelligence solutions, including project management, design and solution blueprint, process improvement, application configuration or customization, systems integration, data cleansing and migration, testing and performance tuning, production cutover and post go-live support.
- ***Managed services***. We offer managed services for customers using either our on-premise solutions or our cloud-based solutions, which include systems administration and infrastructure management, application support, and education services, including process, application and end-user training.
- ***Strategic services***. We assist our customers in defining best practices and strategies in revenue management, assessing the capability of existing transaction and decision support solutions, developing business cases for change and transformation plans and answering strategic questions using our Revenue Management Intelligence suite to analyze available market data.
- ***Customer support***. We deliver 24x7x365 customer support from support centers located at our corporate headquarters in Redwood City, California, as well as at our offices in Hyderabad, India. We offer a wide range of support offerings packaged into varying levels of access to our support resources.

For project delivery, we use a standard implementation methodology incorporating lessons learned from past work to ensure the success of our current projects. This methodology enables us to predictably estimate project costs and schedule, and proactively mitigate most implementation challenges.

In addition, we have cultivated relationships to promote and assist with the implementation of our solutions with consulting firms, including global firms such as IMS Health Incorporated and industry specialists such as HighPoint Solutions, LLC. While we do not maintain formal contractual relationships with these firms that require them to promote our solutions to their clients, we work with them for implementation and other professional services projects. As a result, these firms have expertise in our technologies and best practices and have invested in building out their practice areas with our revenue management solutions.

We deploy our resources globally through offices located in the United States, India, the United Kingdom and Switzerland.

Customers

We market and sell our solutions to customers in the life science and technology industries. As of September 30, 2013, we had 69 license and subscription customers across the life science and technology industries, excluding three divisions or subsidiaries of certain of our customers. For the fiscal year ended September 30, 2013, revenues from our life science and technology customers accounted for approximately 86% and 14% of our total revenues, respectively. Our customers range in size from the largest multi-national corporations to smaller companies. Our customers represent a range of sub-verticals within these industries, including biotechnology, pharmaceutical, medical device, semiconductor, electronic component, consumer electronics and software markets.

We pursue close, long-term relationships with our customers because we believe strong customer relationships are the key to our success. Our agreements with our on-premise customers typically provide for the purchase of a perpetual license to the software and related implementation services. Some of these implementation services are determined at the initial purchase of the software. Customers can order additional implementation services pursuant to additional statements of work on a project by project basis, but they do not have any obligation for future purchases beyond what is agreed to in the initial contract or statement of work. Customers also purchase, at their discretion, maintenance and support services on an annual basis. Each of our SaaS customers enter into a subscription agreement that provides for a subscription to our applications as well as related implementation services for a specified term. We sell to multiple divisions within our customers' organizations, which have the ability to independently purchase solutions and services directly. For example, we sell our solutions to five different divisions of one of our large life sciences customers. However, we treat multiple divisions as a single customer to the extent they are part of a single organization. During the fiscal year ended September 30, 2013, two customers, Merck & Co., Inc. and Johnson & Johnson Health Services, Inc., accounted for approximately 12% each of our total revenues. During the fiscal year ended September 30, 2012, two customers accounted for approximately 14% and 10% of our total revenues, respectively. During the fiscal year ended September 30, 2011, two customers accounted for 15% and 12% of our total revenues, respectively.

Sales and Marketing

Our sales and marketing team is focused on expanding relationships with existing customers and adding new customers. We primarily target large and mid-sized organizations worldwide through our direct sales force. Our sales and marketing programs are also organized by geographic region. We have historically focused our sales efforts in the United States, but we believe markets outside of the United States offer a significant opportunity for growth and intend to make additional investments in sales and marketing to expand in these markets. We augment our sales professionals with solutions, engineers and industry domain experts who work closely with prospective customers during the sales process. Our marketing team supports sales with demand generation, competitive analysis and sales tools, and contributes to the sales process through lead generation, brand building, industry analyst relations, press relations and industry research.

Our sales and marketing efforts are tailored to communicate effectively to senior executives in our target industries. We believe our industry expertise enables a better understanding of our customers' unique needs, including the specialized business requirements of industry segments, such as pharmaceutical, biotechnology, medical device, semiconductor, consumer electronics and software. As a result, we believe we are able to engage our customers during the sales process using quantitative and qualitative benchmarks built on a combination of comparative data from our customers and from surveys of these industries.

We host an annual user conference, Rainmaker, which plays a significant role in driving sales for our solutions. Customers are invited both as attendees and participants to deliver sessions relevant to the interests and practices of the life science and technology industries. We also invite potential customers to this conference in order to leverage our strong customer references to accelerate sales cycles. In addition, Rainmaker provides a forum to build our eco-system of strategic partner relationships, offering partners the opportunity to work closely with our sales force on joint sales pursuits.

Research and Development

Our reputation benefits from our continuous commitment to research and development and our ability to make timely introductions of new products, technologies, features and functionality. Our research and development organization is responsible for the definition, design, development, testing, certification and ongoing maintenance of our applications. Our research and development expenses were $16.8 million, $17.7 million and $13.8 million in the fiscal years ended September 30, 2013, 2012 and 2011, respectively. We also capitalized $3.9 million and $1.2 million of software development costs in the fiscal years ended September 30, 2013 and 2012, respectively, related to the development of certain additional software as a service offering that will only be offered through the cloud. On September 30, 2013, the software became available for general release to our customers, and the future costs will be expensed, as incurred. Our efforts are focused on developing new applications and core technologies and further enhancing the functionality, reliability, performance and flexibility of existing solutions. When considering improvements and enhancements to our applications, we communicate with our customers and partners who provide significant feedback for product development and innovation. We focus our efforts on anticipating customer demand by quickly bringing our new applications and new versions of existing applications to market in order to remain competitive in the marketplace. We also closely monitor the changes in business environment and regulations in our target industries, particularly in life science, where quick deliveries of updates to our applications are critical to allowing our customers to remain in compliance with government regulations.

Because our solutions often serve as a system-of-record for our customers' revenue management processes, our research and development efforts reflect the extensive IT needs of our customers in both life science and technology. Our research and development efforts continue to focus on enhancing our solutions to meet the increasingly complex infrastructure requirements of our customers in these industries.

Our product development process is based on deep industry knowledge and familiarity with the specific requirements of individual customers, combined with continued innovation using state of the art software development processes and tools. We follow an "agile" development process, which helps us clarify requirements and receive feedback early, accommodate changes and deliver products that better match the overall needs of our customers with higher quality.

As of September 30, 2013, our research and development team consisted of 193 full-time employees globally. We started operations in India in 2006 to capitalize on a global talent pool.

Competition

The market for revenue management solutions is highly competitive, fragmented and subject to rapid changes in technology. We face competition from spreadsheet-assisted manual processes, internally developed solutions, large integrated systems vendors and smaller companies that offer point solutions. Companies lacking IT resources often resort to spreadsheet-assisted manual processes or personal database applications. In addition, some potential customers, particularly large enterprises, may elect to develop their own internal solutions, including custom-built solutions that are designed to support the needs of a single organization. Companies with large investments in ERP or CRM applications, which do not typically provide revenue management capabilities, may extend these horizontal applications with customizations or point solution applications in order to address one or a small set of revenue management sub processes or drivers. Common horizontal applications that customers attempt to configure for this purpose in the life science and technology industries include large integrated systems vendors like SAP AG and Oracle Corporation. We also encounter competition from small independent companies, which compete on the basis of price, unique product features or functions and custom developments.

We believe we compete based primarily on the following factors:

- industry expertise;
- comprehensiveness of solution;

- flexibility of delivery models, on-premise and through the cloud;
- reliability, scalability and performance;
- global system and support capabilities; and
- industry brand, reputation and customer base.

While we believe that we compete favorably on the basis of each of the factors listed above, many of our competitors have greater name recognition, larger sales and marketing budgets and greater resources than we do and may have pre-existing relationships with our potential customers, including relationships with, and access to, key decision makers within these organizations, and major distribution agreements with consultants and system integrators. Moreover, many software vendors could bundle solutions or offer them at a low price as part of a larger product sale.

With the introduction of new technologies and market entrants, we expect competition to intensify in the future. We also expect enterprise software vendors that focus on enterprise resource planning or back-office applications to enter our market with competing products. In addition, we expect sales force automation vendors to acquire or develop additional solutions that may compete with our solutions.

Intellectual Property

We rely upon a combination of copyright, trade secret, trademark and, to a lesser extent, patent laws, and we also rely on contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. As of September 30, 2013, we had two U.S. patent applications and no issued patents. We have a number of registered and unregistered trademarks. We maintain a policy requiring our employees, consultants and other third parties to enter into confidentiality and proprietary rights agreements and to control access to our software, documentation and other proprietary information. We also believe that factors resulting from our length of presence in the market and significant research and development investments, such as our deep expertise in life science and technology revenue management practices, the ability of our solutions to handle the complexities of revenue management processes, the technological and creative skills of our personnel, the creation of new features and functionality and frequent enhancements to our solutions are essential to establishing and maintaining our technology leadership position.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use our technology to develop products with the same functionality as our solutions. Policing unauthorized use of our technology is difficult. The laws of other countries in which we market our application suite may offer little or no effective protection of our proprietary technology. Our competitors could also independently develop technologies equivalent to ours, and our intellectual property rights may not be broad enough for us to prevent competitors from selling products incorporating those technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

Employees

On September 30, 2013, we aligned our workforce with our strategic initiatives, which resulted in a reduction in the size of the our workforce, primarily in professional services. We intend to hire employees primarily in research and development and sales and marketing to continue to support our strategic initiatives in the future. As of September 30, 2013, including 37 employees impacted by the workforce alignment who remained employees for a transition period, we employed 596 people, including 256 in services and customer support, 193 in research and development, 100 in sales and marketing and 47 in a general and administrative capacity. As of such date, we had 339 employees in the United States and 257 employees in international locations. We also engage a number of temporary employees and consultants. None of our employees are represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages and we consider our relations with our employees to be good.

Segments

We have one business activity, developing and monetizing revenue management solutions, and there are no segment managers who are held accountable for operations, operating results or plans for levels or components below the consolidated unit level. Accordingly, we have determined that we operate in a single reporting segment. For a discussion of revenues, operating profit or loss and total assets, please see Part II, Item 8 of this Form 10-K.

Geographic Information

See Note 11 of Notes to Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

Corporate Information

We were incorporated in Delaware on December 14, 1999. Our principal offices are located at 1800 Bridge Parkway, Redwood City, CA 94065, and our telephone number is (650) 610-4600. Our website address is www.modeln.com. The information contained on, or that can be accessed through, our website is not part of this report. Model N is our registered trademark in the United States and in various international jurisdictions. Model N, the Model N logo and all of our product names appearing in this report are our trademarks. Other trademarks appearing in this report are the property of their respective holders.

Available Information

We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as amended ("Exchange Act"). We also make available, free of charge on the investor relations portion of our website at investor.modeln.com, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they are filed electronically with the SEC. You can inspect and copy our reports, proxy statements and other information filed with the SEC at the offices of the SEC's Public Reference Room located at 100 F Street, NE, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of Public Reference Rooms. The SEC also maintains an Internet website at http://www.sec.gov/ where you can obtain most of our SEC filings. You can also obtain paper copies of these reports, without charge, by contacting Investor Relations at (650) 610-4998.

ITEM 1A. Risk Factors

Our operating and financial results are subject to various risks and uncertainties including those described below, together with all of the other information in this report, including the Consolidated Financial Statements and the related notes included elsewhere in this report, before deciding whether to invest in shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks or others not specified below actually occurs, our business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

We have incurred losses in the past, and we may not be profitable in the future.

We have incurred net losses of $0.9 million and $5.7 million for the fiscal years ended September 30, 2013 and 2012, respectively. As of September 30, 2013, we had an accumulated deficit of $62.1 million. We expect that our expenses will increase in future periods as we implement additional initiatives designed to grow our business, including, among other things, increasing sales to existing customers, expanding our customer base, introducing new applications and enhancing existing solutions, extending into the mid-market through the cloud, continuing to penetrate the technology industry and pursuing selective acquisitions. Increased operating expenses related to personnel costs such as salary, bonus, commissions, stock-based compensation and overhead allocation as well as third-party contractors, travel-related expenses and marketing programs, will also increase our expenses in future periods. In the near-term, we do not expect that our revenues will be sufficient to offset these expected increases in operating expenses, and we expect that we will incur losses. Additionally, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. You should not consider our historical growth rates in revenues as indicative of our future performance, and we cannot assure you that we will again obtain and maintain profitability in the future. Any failure to return to profitability may materially and adversely affect our business, results of operations and financial condition.

Our operating results are likely to vary significantly from period to period and be unpredictable, which could cause the trading price of our common stock to decline.

Our operating results have historically varied from period to period, and we expect that this trend will continue as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including:

- our ability to increase sales to and renew agreements with our existing customers;
- the timing of new orders and revenue recognition for new and prior period orders;
- our ability to attract and retain new customers and to improve sales execution;
- the complexity of implementations and the scheduling and staffing of the related personnel, each of which can affect the timing and duration of revenue recognition;
- issues related to changes in customers' business requirements, project scope or implementations;
- the mix of revenues in any particular period between license and implementation, and software-as-a-service (SaaS) and maintenance;
- the timing and volume of incremental customer purchases of our cloud-based solutions, which may vary from period to period based on a customer's needs at a particular time;
- the timing of upfront recognition of sales commission expense relative to the deferred recognition of our revenues;
- the timing of recognition of payment of royalties;
- the timing of our annual payment and recognition of employee non-equity incentive and bonus payments;
- the budgeting cycles and purchasing practices of customers;
- changes in customer requirements or market needs;
- delays or reductions in information technology spending and resulting variability in customer orders from quarter to quarter;
- delays or difficulties encountered during customer implementations, including customer requests for changes to the implementation schedule;
- the timing and success of new product or service introductions by us or our competitors;
- the amount and timing of any customer refunds or credits;
- our ability to accurately estimate the costs associated with any fixed bid projects;

- deferral of orders from customers in anticipation of new solutions or solution enhancements announced by us or our competitors;
- changes in the competitive landscape of our industry, including consolidation among our competitors or customers;
- the length of time for the sale and implementation of our solutions to be complete, and our level of upfront investments prior to the period we begin generating revenues associated with such investments;
- our ability to successfully expand our business domestically and internationally;
- the amount and timing of our operating expenses and capital expenditures;
- price competition;
- the rate of expansion and productivity of our direct sales force;
- disruptions in our relationships with partners;
- regulatory compliance costs;
- sales commissions expenses related to large transactions;
- technical difficulties or interruptions in the delivery of our cloud-based solutions;
- seasonality or cyclical fluctuations in our industries;
- future accounting pronouncements or changes in our accounting policies;
- increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates, as a significant portion of our expenses are incurred and paid in currencies other than the U.S. dollar; and
- general economic conditions, both domestically and in our foreign markets.

Any one of the factors above or discussed elsewhere in this report or the cumulative effect of some of the factors referred to above may result in significant fluctuations in our financial and other operating results. This variability and unpredictability could result in our failure to meet expectations of investors for our revenues or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could fall.

Our sales cycles are time-consuming, and it is difficult for us to predict when or if sales will occur and when we will begin to recognize the revenues from our future sales.

Our sales efforts are targeted at larger enterprise customers, and as a result, we face greater costs, must devote greater sales support to individual customers, have longer sales cycles and have less predictability in completing some of our sales. Also, sales to large enterprises often require us to provide greater levels of education regarding the use and benefits of our solutions. We believe that our customers view the purchase of our solutions as a significant and strategic decision. As a result, customers carefully evaluate our solutions, often over long periods with a variety of internal constituencies. In addition, the sales of our solutions may be subject to delays if the customer has lengthy internal budgeting, approval and evaluation processes, which are quite common in the context of introducing large enterprise-wide technology solutions. As a result it is difficult to predict the timing of our future sales.

We must improve our sales execution and increase our sales channels and opportunities in order to grow our revenues, and if we are unsuccessful, our operating results may be adversely affected.

We must improve our sales execution in order to, among other things, increase the number of our sales opportunities and grow our revenue. We must improve the market awareness of our solutions and expand our relationships with our channel partners in order to increase our revenues. Further, we believe that we must continue to develop our relationships with new and existing customers and partners, and create additional sales opportunities to effectively and efficiently extend our geographic reach and market penetration. Our efforts to improve our sales execution could result in a material increase in our sales and marketing expense and general and administrative expense, and there can be no assurance that such efforts will be successful. If we are unable to significantly improve our sales execution, increase the awareness of solutions, create additional sales opportunities, expand our relationships with channel partners, or effectively manage the costs associated with these efforts, our operating results and financial condition could be materially and adversely affected.

Our implementation cycle is lengthy and variable, depends upon factors outside our control and could cause us to expend significant time and resources prior to earning associated revenues.

The implementation and testing of our solutions typically ranges from a few months to three years, and unexpected implementation delays and difficulties can occur. Implementing our solutions typically involves integration with our customers' systems, as well as adding their data to our system. This can be complex, time-consuming and expensive for our customers and can result in delays in the implementation and deployment of our solutions. The lengthy and variable implementation cycle may also have a negative impact on the timing of our revenues, causing our revenues and results of operations to vary significantly from period to period.

A substantial majority of our total revenues have come from our Revenue Management Enterprise suite, and decreases in demand for our Revenue Management Enterprise suite could adversely affect our results of operations and financial condition.

Historically, a substantial majority of our total revenues has been associated with our Revenue Management Enterprise suite, whether deployed as individual applications or as a complete suite. For example, in the fiscal year ended September 30, 2013, revenues from our Revenue Management Enterprise suite constituted more than 85% of our total revenues. We expect our Revenue Management Enterprise suite to continue to generate a substantial majority of our total revenues for the foreseeable future. Declines and variability in demand for our Revenue Management Enterprise suite could occur for a number of reasons, including improved products or product versions being offered by competitors, competitive pricing pressures, failure to release new or enhanced versions on a timely basis, technological changes that we are unable to address or that change the way our customers utilize our solutions, reductions in technology spending, export restrictions or other regulatory or legislative actions that could limit our ability to sell those products to key customer or market segments. Our business, results of operations, financial condition and cash flows would be adversely affected by a decline in demand for our Revenue Management Enterprise suite.

Our revenues are dependent on our ability to maintain and expand existing customer relationships and our ability to attract new customers.

Our total revenues are largely dependent on the sale of software licenses and the related implementation services we provide. For example, our license and implementation revenues constituted approximately 58%, 59% and 64% of our total revenues for the fiscal years ended September 30, 2013, 2012 and 2011, respectively. Customers purchasing software licenses for our solutions generally make large orders and the revenues related to these sales are recognized over the subsequent implementation period, which typically ranges from a few months to three years. The continued growth of our revenues is dependent in part on our ability to expand the use of our solutions by existing customers and attract new customers. Likewise, it is also important that customers using our on-premise solutions renew their maintenance agreements and that customers using our cloud-based solutions renew their subscription agreements with us. Our customers have no obligation to renew their maintenance or subscription agreements after the expiration of the initial term, and we cannot assure you that they will do so. We have had in the past and may in the future have disputes with customers regarding our solutions, which may impact such customers' decisions to continue to use our solutions and pay for maintenance and support in the future.

If we are unable to expand our customers' use of our solutions, sell additional solutions to our customers, maintain our renewal rates for maintenance and subscription agreements and expand our customer base, our revenues may decline or fail to increase at historical growth rates, which could adversely affect our business and operating results. In addition, if we experience customer dissatisfaction with customers in the future, we may find it more difficult to increase use of our solutions within our existing customer base and it may be more difficult to attract new customers, or we may be required to grant credits or refunds, any of which could negatively impact our operating results and materially harm our business.

The loss of one or more of our key customers could slow our revenue growth or cause our revenues to decline.

A substantial portion of our total revenues in any given period may come from a relatively small number of customers. As of September 30, 2013, we had 69 license and subscription customers across the life science and technology industries, excluding three divisions or subsidiaries of certain of our customers. Although our largest customers typically change from period to period, for the fiscal year ended September 30, 2013, our 15 largest customers accounted for more than 73% of our total revenues. During the fiscal year ended September 30, 2013, two customers accounted for approximately 12% each of our total revenues. During the fiscal year ended September 30, 2012, two customers individually accounted for approximately 14% and 10% of our total revenues, respectively. During the fiscal year ended September 30, 2011, two customers accounted for 15% and 12% of our total revenues, respectively. We expect that we will continue to depend upon a relatively small number of customers for a significant portion of our total revenues for the foreseeable future. The loss of any of our significant customers or groups of customers for any reason, or a change of relationship with any of our key customers may cause a significant decrease in our total revenues.

Additionally, mergers or consolidations among our customers could reduce the number of our customers and could adversely affect our revenues and sales. In particular, if our customers are acquired by entities that are not our customers, that do not use our solutions or that have more favorable contract terms and choose to discontinue, reduce or change the terms of their use of our solutions, our business and operating results could be materially and adversely affected.

Our customers often require significant configuration efforts to match their complex business processes. The failure to meet their requirements could result in customer disputes, loss of anticipated revenues and additional costs, which could harm our business.

Our customers often require significant configuration services to address their unique business processes. Supporting such a diversity of configured settings and implementations could become difficult as the number of customers we serve grows. In addition, supporting our customers could require us to devote significant development services and support personnel and strain our personnel resources and infrastructure. We have had in the past and may in the future have disputes with customers regarding the performance and implementation of our solutions. If we are unable to address the needs of our customers in a timely fashion, our customers may decide to seek to terminate their relationship, renew on less favorable terms, not renew their maintenance agreements or subscriptions, fail to purchase additional solutions or services or assert legal claims against us. If any of these were to occur, our revenues may decline or we may be required to refund amounts to customers and our operating results may be harmed.

Our future growth is, in large part, dependent upon the increasing adoption of revenue management solutions.

Revenue management is at an early stage of market development and adoption, and the extent to which revenue management solutions will become widely adopted remains uncertain. It is difficult to predict customer adoption rates, customer demand for revenue management solutions, including our solutions in particular, the future growth rate and size of this market and the timing of the introduction of additional competitive solutions. Any expansion of the revenue management market depends on a number of factors, including the cost, performance and perceived value associated with revenue management solutions. For example, many companies have invested substantial personnel, infrastructure and financial resources in other revenue management infrastructure and therefore may be reluctant to implement solutions such as ours. Additionally, organizations that use legacy revenue management products may believe that these products sufficiently address their revenue management needs. Because this market is relatively undeveloped, we must spend considerable time educating customers as to the benefits of our solutions. If revenue management solutions do not achieve widespread adoption, or if there is a reduction in demand for revenue management solutions caused by a lack of customer acceptance, technological challenges, competing technologies and products, decreases in corporate spending or otherwise, it could result in lower sales, reduced renewal and upsell rates and decreased revenues and our business could be adversely affected.

We are highly dependent upon the life science industry, and factors that adversely affect this industry could also adversely affect us.

Our future growth depends, in large part, upon continued sales to companies in the life science industry. Demand for our solutions could be affected by factors that adversely affect demand for the underlying life science products and services that are purchased and sold pursuant to contracts managed through our solutions. The life science industry is affected by certain factors, including the emergence of large group purchasing and managed care organizations and integrated healthcare delivery networks, increased customer and channel incentives and rebates, the shift of purchasing influence from physicians to economic buyers, increased spending on healthcare by governments instead of commercial entities and increased scope of government mandates, frequency of regulatory reporting and audits, and fines. In addition, the life science industry has been adversely affected by the recent economic downturn and has experienced periods of considerable consolidation. Accordingly, our future operating results could be materially and adversely affected as a result of factors that affect the life science industry generally.

The revenues we recognize from our software licenses and implementation services are based to a certain extent upon our ability to reasonably estimate the time and resources required to complete our implementation projects, which may be difficult to do.

We recognize a substantial portion of our revenues from the sale of software licenses for our on-premise solutions and related implementation services over the period during which such services are performed using the percentage-of-completion method. For example, revenues from sales of our software licenses and related implementation services accounted for 58% and 59% of our total revenues during the fiscal years ended September 30, 2013 and 2012, respectively. We estimate the length of this period based on a number of factors, including the number of licensed applications and the scope and complexity of the customer's deployment requirements. Under the percentage-of-completion method, the revenues we recognize during a reporting period are based on the resources expended during the reporting period as compared to the estimated total resources required to implement our solutions. If we are unable to reasonably estimate the overall total personnel resources required to implement our solutions, the timing of our revenues could be materially and adversely affected. In addition, changes in customer requirements or scope of the engagement could impact the timing of our revenue recognition. Any change in the timing of revenue recognition could adversely impact our quarterly or annual operating results.

Our efforts to expand the adoption of our solutions in the technology industry will be affected by our ability to provide solutions that adequately address trends in that industry.

We are attempting to expand the use of our solutions by companies in the technology industry, and our future growth depends in part on our ability to increase sales of solutions to customers in this industry and potentially other industries. The technology industry is affected by many factors, including shortening of product lifecycles, core technology products being sold into different end markets with distinct pricing, increasing complexity of multi-tiered global distribution channels, changing financial reporting requirements due to channel complexity and increasing use of off-invoice discounting. If our solutions are not perceived by existing or potential customers in the technology industry as capable of providing revenue management tools that will assist them in adequately addressing these trends, then our efforts to expand the adoption of our solutions in this industry may not be successful, which would adversely impact our business and operating results.

Most of our implementation contracts are on a time and materials basis and may be terminated by the customer.

The contracts under which we perform most of our implementation services generally have a term ranging between a few months to three years and are on a time and materials basis and may be terminated by the customer at any time. If an implementation project is terminated sooner than we anticipated or a portion of the implementation is delayed, we would lose the anticipated revenues that we might not be able to replace or it may take significant time to replace the lost revenues with other work or we may be unable to eliminate the associated costs. Consequently, we may recognize fewer revenues than we anticipated or incur unnecessary costs, and our results of operations in subsequent periods could be materially lower than expected.

Because we recognize a majority of our SaaS and maintenance revenues from our customers over the term of their agreements, downturns or upturns in sales of our cloud-based solutions may not be immediately reflected in our operating results.

SaaS and maintenance revenues primarily include subscription and related implementation fees from customers accessing our cloud-based solutions and revenues associated with maintenance contracts from license customers. We recognize a majority of our SaaS and maintenance revenues over the terms of our customer agreements, which are typically one year or longer in some cases. As a result, most of our quarterly SaaS and maintenance revenues result from agreements entered into during previous quarters. Consequently, a shortfall in sales of our cloud-based solutions or renewal of maintenance and support agreements in any quarter may not significantly reduce our SaaS and maintenance revenues for that quarter but would negatively affect SaaS and maintenance revenues in future quarters. Accordingly, the effect of significant downturns in sales of our cloud-based solutions or renewals of our maintenance and support agreements may not be fully reflected in our results of operations until future periods. We may be unable to adjust our cost structure to compensate for this potential shortfall in SaaS and maintenance revenues. Our revenue recognition model for our cloud-based solutions and maintenance and support agreements also makes it difficult for us to rapidly increase our revenues through additional sales in any period, as a significant amount of our revenues are recognized over the applicable agreement term. As a result, changes in the volume of sales of our cloud-based solutions or the renewals of our maintenance and support agreements in a particular period would not be fully reflected in our revenues until future periods.

Failure to adequately expand and train our direct sales force will impede our growth.

We rely almost exclusively on our direct sales force to sell our solutions. We believe that our future growth will depend, to a significant extent, on the continued development of our direct sales force and its ability to manage and retain our existing customer base, expand the sales of our solutions to existing customers and obtain new customers. Because our software is complex and often must interoperate with complex computing requirements, it can take longer for our sales personnel to become fully productive compared to other software companies. Our ability to achieve significant growth in revenues in the future will depend, in large part, on our success in recruiting, training and retaining a sufficient number of direct sales personnel. New hires require significant training and may, in some cases, take more than a year before becoming fully productive, if at all. If we are unable to hire and develop sufficient numbers of productive direct sales personnel, and if these sales personnel are unable to achieve full productivity, sales of our solutions will suffer and our growth will be impeded.

Our efforts to expand our solutions into other verticals within the life science and technology industries or other industries may not succeed and may reduce our revenue growth rate. Even if we are successful in doing so, such efforts may be costly and may impact our ability to achieve profitability.

Our solutions are currently designed primarily for customers in certain verticals of the life science and technology industries and potentially into other industries outside of the life science and technology industries. Our ability to attract new customers and increase our revenues depends in part on our ability to enter into new industries and verticals. Developing and marketing new solutions to serve other industries and verticals will require us to devote substantial additional resources in advance of consummating new sales or realizing additional revenues. Our ability to leverage the expertise we have developed in the life science and technology industries into new industries is unproven and it is likely that we will be required to hire additional personnel, partner with additional third parties and incur considerable research and development expense in order to gain such expertise.

Our efforts to expand our solutions beyond the verticals within the life science and technology industries in which we have already developed expertise may not be successful and may reduce our revenue growth rate. Any early stage interest in our solutions in areas beyond the industries we already address may not result in long term success or significant revenues for us. Even if we achieve long-term success in expanding our solutions into other industries and verticals, the costs associated with such expansion may be high, which may impact our ability to achieve profitability.

If our solutions fail to perform properly, our reputation and customer relationships could be harmed, our market share could decline and we could be subject to liability claims.

Our solutions are inherently complex and may contain material defects or errors. Any defects in solution functionality or that cause interruptions in availability could result in:

- lost or delayed market acceptance and sales;
- reductions in current-period total revenues;
- breach of warranty or other contract breach or misrepresentation claims;
- sales credits or refunds to our customers;
- loss of customers;
- diversion of development and customer service resources; and
- injury to our reputation.

The costs incurred in correcting any material defects or errors might be substantial and could adversely affect our operating results. Because our customers often use our solutions as a system of record and many of our customers are subject to regulation of pricing of their products or otherwise have complex pricing commitments and revenue recognition policies, errors could result in an inability to process sales or lead to a violation of pricing requirements or misreporting of revenues by our customers that could potentially expose them to fines or other substantial claims or penalties. Accordingly, we could face increased exposure to product liability and warranty claims, litigation and other disputes and claims, resulting in potentially material losses and costs. Our limitation of liability provisions in our customer agreements may not be sufficient to protect us against any such claims.

Given the large amount of data that our solutions collect and manage, it is possible that failures or errors in our software could result in data loss or corruption, or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. We may be required to issue credits or refunds or indemnify or otherwise be liable to our customers or third parties for damages they may incur resulting from certain of these events.

Our insurance may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover any claim against us for claims related to any product defects or errors or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management's attention.

The market in which we participate is competitive, and if we do not compete effectively, our operating results could be harmed.

The market for revenue management solutions is highly competitive, fragmented and subject to rapid changes in technology. We face competition from spreadsheet-assisted manual processes, internally developed solutions, large integrated systems vendors and smaller companies that offer point solutions.

Companies lacking IT resources often resort to spreadsheet-assisted manual processes or personal database applications. In addition, some potential customers, particularly large enterprises, may elect to develop their own internal solutions, including custom-built solutions that are designed to support the needs of a single organization. Companies with large investments in packaged ERP or CRM applications, which do not typically provide revenue management capabilities, may extend these horizontal applications with configurations or point solution applications in order to address one or a small set of revenue management sub processes or drivers. Common horizontal applications that customers attempt to configure for this purpose in the life science and technology industries include large integrated systems vendors like SAP AG and Oracle Corporation. We also encounter competition from small independent companies, which compete on the basis of price, unique product features or functions and custom developments.

Many of our competitors have greater name recognition, larger sales and marketing budgets and greater resources than we do and may have pre-existing relationships with our potential customers, including relationships with, and access to, key decision makers within these organizations, and major distribution agreements with consultants and system integrators. Moreover, many software vendors could bundle solutions or offer them at a low price as part of a larger product sale.

With the introduction of new technologies and market entrants, we expect competition to intensify in the future. We also expect enterprise software vendors that focus on enterprise resource planning or back-office applications to enter our market with competing products. In addition, we expect sales force automation vendors to acquire or develop additional solutions that may compete with our solutions. If we fail to compete effectively, our business will be harmed. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our solutions to achieve or maintain more widespread market acceptance, any of which could harm our business.

If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected.

We believe that maintaining and enhancing the "Model N" brand identity is critical to our relationships with our customers and partners and to our ability to attract new customers and partners. The successful promotion of our brand will depend largely upon our marketing efforts, our ability to continue to offer high-quality solutions and our ability to successfully differentiate our solutions from those of our competitors. Our brand promotion activities may not be successful or yield increased revenues. In addition, independent industry analysts often provide reviews of our solution, as well as those of our competitors, and perception of our solution in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors' products and services, our brand may be adversely affected.

The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive and as we expand into new verticals within the life science and technology industries. To the extent that these activities yield increased revenues, these revenues may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors with stronger brands and we could lose customers and partners, all of which would adversely affect our business operations and financial results.

Our organization continues to grow and experience rapid changes. If we fail to manage our growth, we may be unable to execute our business plan, maintain high levels of service or adequately address competitive challenges, and our business and operating results could be adversely affected.

We have experienced and may continue to experience growth in our headcount and operations, which has placed and will continue to place significant demands on our management and our operational and financial infrastructure. Although we have recently undergone an initiative to re-align our workforce, we anticipate that our headcount will not decrease materially in the near term. As we grow, we must effectively integrate, develop and motivate a significant number of new employees, while maintaining the effectiveness of our business execution and the beneficial aspects of our corporate culture. In particular, we intend to continue to make directed and substantial investments to expand our research and development, sales and marketing, and general and administrative organizations, as well as our international operations. Failure to effectively manage organizational changes could result in difficulties in implementing customer requests, declines in quality or customer satisfaction, increases in costs and difficulties in introducing new features or other operational difficulties, and any of these difficulties could adversely impact our business performance and results of operations.

Additionally, our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new solutions or enhancements to existing solutions. For example, since it may take as long as six months to hire and train a new member of our implementation services staff, we make decisions regarding the size of our implementation services staff based upon our expectations with respect to customer demand for our solutions. If these expectations are incorrect, and we increase the size of our implementation services organization without experiencing an increase in sales of our solutions, we will experience reductions in our gross and operating margins and net income.

To effectively manage growth, we must continue to improve our operational, financial and management controls, and our reporting systems and procedures by, among other things:

- improving our key business applications, processes and IT infrastructure to support our business needs;
- enhancing information and communication systems to ensure that our employees and offices around the world are well-coordinated and can effectively communicate with each other and our growing base of customers;
- enhancing our internal controls to ensure timely and accurate reporting of all of our operations and financial results; and
- appropriately documenting our IT systems and our business processes.

We are in the process of implementing a new enterprise resource planning (ERP) system for our company. We expect that, once implemented, this new ERP system will combine and streamline the management of our financial, accounting, human resources, sales and marketing and other functions, enabling us to more effectively manage operations and track performance. However, this ERP system will require us to complete numerous processes and procedures for the effective use of this system or with running our business using this system, which will result in additional costs. A delay in such implementation, problems with transitioning to our new ERP system or a failure of our new ERP system to perform as we anticipate may result in transaction errors, processing inefficiencies and the loss of sales, may otherwise disrupt our operations and materially and adversely affect our business, results of operations and financial condition and may harm our ability to accurately forecast sales demand, fulfill customer orders and report financial and management information on a timely and accurate basis. In addition, ERP systems typically contain information and features that are part of a company's internal control over financial reporting, and if we experience difficulties with our ERP system that may affect our internal control over financial reporting.

If we fail to implement this system effectively, our ability to manage our expected growth, ensure uninterrupted operation of key business systems and comply with the rules and regulations that are applicable to public reporting companies will be impaired. Additionally, if we do not effectively manage the growth of our business and operations, the quality of our solutions could suffer, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy.

The market for cloud-based solutions is at a relatively early stage of development relative to on-premise solutions, and if it does not develop or develops more slowly than we expect, our business could be harmed.

The market for cloud-based solutions is at an early stage relative to on-premise solutions, and these types of deployments may not achieve and sustain high levels of demand and market acceptance. We plan to continue to expand the implementation of our cloud-based solutions by targeting additional markets in the future. Many companies have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to a cloud-based solution. Other factors that may affect the market acceptance of cloud-based solutions include:

- perceived security capabilities and reliability;
- perceived concerns about ability to scale operations for large enterprise customers;
- concerns with entrusting a third party to store and manage critical data; and
- the level of configurability or customizability of the solutions.

If organizations do not perceive the benefits of our cloud-based solutions, or if our competitors or new market entrants are able to develop cloud-based solutions that are or are perceived to be more effective than ours, this portion of our business may not grow further or may develop more slowly than we expect, either of which would adversely affect our business.

If we are unable to maintain successful relationships with system integrators, our business operations, financial results and growth prospects could be adversely affected.

Our relationships with system integrators are generally non-exclusive, which means they may recommend to their customers the solutions of several different companies, including solutions that compete with ours, and they may also assist in the implementation of software or systems that compete with ours. If our system integrators do not choose to continue to refer our solutions, assist in implementing our solutions, choose to use greater efforts to market and sell their own solutions or those of our competitors, or fail to meet the needs of our customers, our ability to grow our business and sell our solutions may be adversely affected. The loss of a substantial number of our system integrators, our possible inability to replace them or the failure to recruit additional system integrators could harm our business.

Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our system integrators and in helping our system integrators enhance their ability to independently market and implement our solutions. Our growth in revenues, particularly in international markets, will be influenced by the development and maintenance of relationships with these companies. Although we have established relationships with some of the leading system integrators, our solutions compete directly against the solutions of other leading system integrators. We are unable to control the resources that our system integrators commit to implementing our solutions or the quality of such implementation. If they do not commit sufficient resources to these activities, or if we are unable to maintain our relationships with these system integrators or otherwise develop and expand our indirect distribution channel, our business, results of operations, financial condition or cash flows could be adversely affected.

Any failure to offer high-quality customer support services may adversely affect our relationships with our customers and harm our financial results.

Once our solutions are implemented, our customers use our support organization to resolve technical issues relating to our solutions. In addition, we also believe that our success in selling our solutions is highly dependent on our business reputation and on favorable recommendations from our existing customers. Any failure to maintain high-quality customer support, or a market perception that we do not maintain high-quality support, could harm our reputation, adversely affect our ability to maintain existing customers or sell our solutions to existing and prospective customers, and harm our business, operating results and financial condition.

We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenues, could also increase costs and adversely affect our operating results.

If our solutions do not interoperate with our customers' IT infrastructure, sales of our solutions could be negatively affected, which would harm our business.

Our solutions must interoperate with our customers' existing IT infrastructure, which often have different specifications, utilize multiple protocol standards, deploy products from multiple vendors and contain multiple generations of products that have been added over time. As a result, when problems occur in a network, it may be difficult to identify the sources of these problems. If we find errors in the existing products or defects in the hardware used in our customers' IT infrastructure or problematic network configurations or settings, we may have to modify our solutions or platform so that our solutions will interoperate with our customers' IT infrastructure. Any delays in identifying the sources of problems or in providing necessary modifications to our solutions could have a negative impact on our reputation and our customers' satisfaction with our solutions, and our ability to sell solutions could be adversely affected.

Incorrect or improper implementation or use of our solutions could result in customer dissatisfaction and negatively affect our business, operations, financial results and growth prospects.

Our customers and third-party partners may need training in the proper use of and the variety of benefits that can be derived from our solutions to maximize their potential. If our solutions are not implemented or used correctly or as intended, inadequate performance may result. Since our customers rely on our solutions and customer support to manage key areas of their businesses, the incorrect or improper implementation or use of our solutions, our failure to train customers on how to efficiently and effectively use our solutions or our failure to provide services to our customers, may result in negative publicity, failure of customers to renew their SaaS or maintenance agreements or potentially make legal claims against us. Also, as we continue to expand our customer base, any failure by us to properly provide these services will likely result in lost opportunities for follow-on sales of our solutions.

Competition for our target employees is intense, and we may not be able to attract and retain the quality employees we need to support our planned growth.

Our future success depends, in part, upon our ability to recruit and retain key management, technical, sales, marketing, finance, and other critical personnel. Despite the recent economic downturn, competition for qualified management, technical and other personnel is intense, and we may not be successful in attracting and retaining such personnel. If we fail to attract and retain qualified employees, including internationally, our ability to grow our business could be harmed. Competition for people with the specific skills that we require is significant. In order to attract and retain personnel in a competitive marketplace, we believe that we must provide a competitive compensation package, including cash and equity-based compensation. Volatility in our stock price may from time to time adversely affect our ability to recruit or retain employees. If we are unable to hire and retain qualified employees, or conversely, if we fail to manage employee performance or reduce staffing levels when required by market conditions, our business and operating results could be adversely affected.

We depend on our management team, particularly our Chief Executive Officer and our key sales and development and services personnel, and the loss of one or more key employees or groups could harm our business and prevent us from implementing our business plan in a timely manner.

Our success depends on the expertise and continued services of our executive officers, particularly our Chief Executive Officer. We have in the past and may in the future continue to experience changes in our executive management team resulting from the hiring or departure of executives, which may be disruptive to our business. For example, we recently hired a new head of worldwide sales, and the impact of hiring this new executive may not be immediately realized. We are also substantially dependent on the continued service of our existing development and services personnel because of their familiarity with the inherent complexities of our solutions.

Our personnel do not have employment arrangements that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees or groups could seriously harm our business.

In addition, many employees, including certain key employees, have been employed by us for a number of years and may be fully vested in their equity grants. As a result, they may be less incentivized to continue to provide services to us unless they receive additional equity compensation.

If we are not able to enhance existing solutions and develop new applications that achieve market acceptance or that keep pace with technological developments, our business could be harmed.

Our ability to increase revenues from existing customers and attract new customers depends in large part on our ability to enhance and improve our existing solutions and to develop and introduce new applications. The success of any enhancement or new application depends on several factors, including timely completion, adequate quality testing, introduction and market acceptance. Any enhancement or new application that we develop or acquire may not be introduced in a timely or cost-effective manner, may contain defects or may not achieve the broad market acceptance necessary to generate significant revenues. If we are unable to successfully enhance our existing solutions and develop new applications to meet customer requirements, our business and operating results will be adversely affected.

Because we designed our solutions to operate on a variety of network, hardware and software platforms, we will need to continuously modify and enhance our solutions to keep pace with changes in networking, Internet-related hardware, software, communication, browser and database technologies. If we are unable to respond in a timely manner to these rapid technological developments in a cost-effective manner, our solutions may become less marketable and less competitive or obsolete and our operating results may be negatively impacted.

If our solutions experience data security breaches, and there is unauthorized access to our customers' data, we may lose current or future customers and our reputation and business may be harmed.

Our solutions are used by our customers to manage and store proprietary information and sensitive or confidential data relating to their business. Although we maintain security features in our solutions, our security measures may not detect or prevent hacker interceptions, break-ins, security breaches, the introduction of viruses or malicious code and other disruptions that may jeopardize the security of information stored in and transmitted by our solutions. A party that is able to circumvent our security measures in our solutions could misappropriate our or our customers' proprietary or confidential information, cause interruption in their operations, damage or misuse their computer systems and misuse any information that they misappropriate. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If any compromise of the security of our solutions were to occur, we may lose customers and our reputation, business, financial condition and results of operations could be harmed and we could incur significant liability. In addition, if there is any perception that we cannot protect our customers' proprietary and confidential information, we may lose the ability to retain existing customers and attract new customers and our revenues could decline.

We rely on a small number of third-party service providers to host and deliver our cloud-based solutions, and any interruptions or delays in services from these third parties could impair the delivery of our cloud-based solutions and harm our business.

We currently operate our cloud-based solutions from three data centers. We do not control the operation of these facilities. These facilities are vulnerable to damage or interruption from natural disasters, fires, power loss, telecommunications failures and similar events. They are also subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. The occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems could result in lengthy interruptions, which would have a serious adverse impact on our business. Additionally, our data center agreements are of limited duration and are subject to early termination rights in certain circumstances, and the providers of our data centers have no obligation to renew their agreements with us on commercially reasonable terms, or at all.

If we continue to add data centers and add capacity in our existing data centers, we may transfer data to other locations. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service. Interruptions in our service, data loss or corruption may cause customers to terminate their agreements and adversely affect our renewal rates and our ability to attract new customers. Data transfers may also subject us to regional privacy and data protection laws that apply to the transmission of customer data across international borders.

We also depend on access to the Internet through third-party bandwidth providers to operate our cloud-based solutions. If we lose the services of one or more of our bandwidth providers, or if these providers experience outages, for any reason, we could experience disruption in delivering our cloud-based solutions or we could be required to retain the services of a replacement bandwidth provider. Any Internet outages or delays could adversely affect our ability to provide our solutions to our customers.

Our data center operations also rely heavily on the availability of electricity, which also comes from third-party providers. If we or the third-party data center facilities that we use to deliver our services were to experience a major power outage or if the cost of electricity were to increase significantly, our operations and financial results could be harmed. If we or our third-party data centers were to experience a major power outage, we or they would have to rely on back-up generators, which might not work properly or might not provide an adequate supply during a major power outage. Such a power outage could result in a significant disruption of our business.

We license technology from third parties, and our inability to maintain those licenses could harm our business. Certain third-party technology that we use may be difficult to replace or could cause errors or failures of our service.

We incorporate technology that we purchase or license from third parties, including hardware and software, into our solutions. We cannot be certain that this technology will continue to be available on commercially reasonable terms, or at all. We cannot be certain that our licensors are not infringing the intellectual property rights of third parties or that our licensors have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our solutions. Some of our agreements with our licensors may be terminated for convenience by them. If we are unable to continue to license any of this technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell solutions containing that technology would be severely limited and our business could be harmed. Additionally, if we are unable to license or obtain the necessary technology from third parties, we may be forced to acquire or develop alternative technology of lower quality or performance standards. This would limit and delay our ability to offer new or competitive solutions and increase our costs of production. In addition, errors or defects in third-party hardware or software used in our cloud-based solutions could result in errors or a failure of our cloud-based solutions, which could harm our business.

Our significant international operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We have significant international operations, including in emerging markets such as India, and we are continuing to expand our international operations as part of our growth strategy. As of September 30, 2013, approximately 42% of our employees are located in India, where we conduct a portion of our research and development activities, implementation services and support services. Our current international operations and our plans to expand our international operations have placed, and will continue to place, a strain on our employees, management systems and other resources.

Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks and competition that are different from those in the United States. Because of our limited experience with international operations, we cannot assure that our international expansion efforts will be successful or that returns on such investments will be achieved in the future. In addition, our international operations may fail to succeed due to other risks inherent in operating businesses internationally, including:

- our lack of familiarity with commercial and social norms and customs in international countries which may adversely affect our ability to recruit, retain and manage employees in these countries;
- difficulties and costs associated with staffing and managing foreign operations;
- the potential diversion of management's attention to oversee and direct operations that are geographically distant from our U.S. headquarters;
- compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;
- legal systems in which our ability to enforce and protect our rights may be different or less effective than in the United States and in which the ultimate result of dispute resolution is more difficult to predict;
- greater difficulty collecting accounts receivable and longer payment cycles;
- higher employee costs and difficulty in terminating non-performing employees;
- differences in workplace cultures;
- unexpected changes in regulatory requirements;
- the need to adapt our solutions for specific countries;
- our ability to comply with differing technical and certification requirements outside the United States;
- tariffs, export controls and other non-tariff barriers such as quotas and local content rules;
- more limited protection for intellectual property rights in some countries;

- adverse tax consequences, including as a result of transfer pricing adjustments involving our foreign operations;
- fluctuations in currency exchange rates;
- anti-bribery compliance by us or our partners;
- restrictions on the transfer of funds; and
- new and different sources of competition.

Our failure to manage any of these risks successfully could harm our existing and future international operations and seriously impair our overall business.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and operating results.

Our sales contracts are primarily denominated in U.S. dollars, and therefore, substantially all of our revenues are not subject to foreign currency risk. However, a strengthening of the U.S. dollar could increase the real cost of our solutions to our customers outside of the United States, which could adversely affect our financial condition and operating results. In addition, an increasing portion of our operating expenses are incurred in India, are denominated in Indian Rupees and are subject to fluctuations due to changes in foreign currency exchange rates.

We may be sued by third parties for alleged infringement of their proprietary rights which could result in significant costs and harm our business.

There is considerable patent and other intellectual property development activity in our industry. Our success depends upon us not infringing upon the intellectual property rights of others. Companies in the software and technology industries, including some of our current and potential competitors, own large numbers of patents, copyrights, trademarks and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. The litigation may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our potential patents may provide little or no deterrence. We have received, and may in the future receive, notices that claim we have infringed, misappropriated or otherwise violated other parties' intellectual property rights. To the extent we gain greater visibility, we face a higher risk of being the subject of intellectual property infringement claims, which is not uncommon with respect to software technologies in general and information security technology in particular. There may be third-party intellectual property rights, including issued or pending patents that cover significant aspects of our technologies or business methods. Any intellectual property claims, with or without merit, could be very time consuming, could be expensive to settle or litigate and could divert our management's attention and other resources. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights. These claims could also result in our having to stop using technology found to be in violation of a third party's rights. We might be required to seek a license for the intellectual property, which may not be available on reasonable terms or at all. Even if a license were available, we could be required to pay significant royalties, which would increase our operating expenses. As a result, we may be required to develop alternative non-infringing technology, which could require significant effort and expense. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit or stop sales of one or more of our solutions or features of our solutions and may be unable to compete effectively. Any of these results would harm our business, operating results and financial condition.

In addition, our agreements with customers and partners include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement and, in some cases, for damages caused by us to property or persons. Large indemnity payments could harm our business, operating results and financial condition.

Our use of open source and third-party technology could impose limitations on our ability to commercialize our solutions.

We use open source software in our solutions and in our services engagements on behalf of customers. As we increasingly handle configured implementation of our solutions on behalf of customers, we use additional open source software that we obtain from all over the world. Although we try to monitor our use of open source software, the terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our solutions. In such event, we could be required to seek licenses from third parties in order to continue offering our solutions, to re-engineer our technology or to discontinue offering our solutions in the event re-engineering cannot be accomplished on a timely basis, any of which could cause us to breach contracts, harm our reputation, result in customer losses or claims, increase our costs or otherwise adversely affect our business, operating results and financial condition.

Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with lower development effort and time and ultimately could result in a loss of product sales for us.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand, which would substantially harm our business and operating results.

The success of our business and the ability to compete depend in part upon our ability to protect and enforce our trade secrets, trademarks, copyrights and other intellectual property rights. We primarily rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate or we may be unable to secure intellectual property protection for all of our solutions. Any of our copyrights, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. Competitors may independently develop technologies or solutions that are substantially equivalent or superior to our solutions or that inappropriately incorporate our proprietary technology into their solutions. Competitors may hire our former employees who may misappropriate our proprietary technology or misuse our confidential information. Although we rely in part upon confidentiality agreements with our employees, consultants and other third parties to protect our trade secrets and other confidential information, those agreements may not effectively prevent disclosure of trade secrets and other confidential information and may not provide an adequate remedy in the event of misappropriation of trade secrets or unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and confidential information, and in such cases we could not assert any trade secret rights against such parties.

In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results and financial condition. Certain jurisdictions may not provide adequate legal infrastructure for effective protection of our intellectual property rights. Changing legal interpretations of liability for unauthorized use of our solutions or lessened sensitivity by corporate, government or institutional users to refraining from intellectual property piracy or other infringements of intellectual property could also harm our business.

It is possible that innovations for which we seek patent protection may not be protectable. Additionally, the process of obtaining patent protection is expensive and time consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Given the cost, effort, risks and downside of obtaining patent protection, including the requirement to ultimately disclose the invention to the public, we may not choose to seek patent protection for certain innovations. However, such patent protection could later prove to be important to our business. Even if issued, there can be no assurance that any patents will have the coverage originally sought or adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain. Any patents that are issued may be invalidated or otherwise limited, or may lapse or may be abandoned, enabling other companies to better develop products that compete with our solutions, which could adversely affect our competitive business position, business prospects and financial condition.

We cannot assure you that the measures we have taken to protect our intellectual property will adequately protect us, and any failure to protect our intellectual property could harm our business.

We may not be able to enforce our intellectual property rights throughout the world, which could adversely impact our international operations and business.

The laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Many companies have encountered significant problems in protecting and enforcing intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection. This could make it difficult for us to stop the infringement or misappropriation of our intellectual property rights. Proceedings to enforce our proprietary rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to enforce our intellectual property rights in such countries may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop, which could have a material adverse effect on our business, financial condition and results of operations.

Additional government regulations may reduce the size of market for our solutions, harm demand for our solutions, force us to update our solutions or implement changes in our services and increase our costs of doing business.

Any changes in government regulations that impact our customers or their end customers could have a harmful effect on our business by reducing the size of our addressable market, forcing us to update the solutions we offer or otherwise increasing our costs. For example, with respect to our life science customers, regulatory developments related to government-sponsored entitlement programs or U.S. Food and Drug Administration or foreign equivalent regulation of, or denial, withholding or withdrawal of approval of, our customers' products could lead to a lack of demand for our solutions. Other changes in government regulations, in areas such as privacy, export compliance or anti-bribery statutes, such as the U.S. Foreign Corrupt Practices Act, could require us to implement changes in our solutions, services or operations that increase our cost of doing business and thereby adversely affecting our financial performance.

Failure to comply with certain certifications and standards pertaining to our solutions, as may be required by governmental authorities or other standards-setting bodies, could harm our business. Additionally, failure to comply with governmental laws and regulations could harm our business.

Customers may require our solutions to comply with certain security or other certifications and standards, which are promulgated by governmental authorities or other standards-setting bodies. The requirements necessary to comply with these certifications and standards are complex and often change significantly. If our solutions are late in achieving or fail to achieve compliance with these certifications and standards, including when they revised or otherwise change, or our competitors achieve compliance with these certifications and standards, we may be disqualified from selling our solutions to such customers, or at a competitive disadvantage, which would harm our business, operating results and financial condition.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Certain of our solutions are subject to U.S. export controls and may be exported outside the United States only with the required export license or through an export license exception. Additionally, we incorporate encryption technology into our solutions, which may require additional filings prior to export. If we were to fail to comply with U.S. export licensing requirements, U.S. customs regulations, U.S. economic sanctions or other laws, we could be subject to substantial civil and criminal penalties, including fines, incarceration for responsible employees and managers, and the possible loss of export or import privileges. Obtaining the necessary export license for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products to U.S. embargoed or sanctioned countries, governments and persons. Even though we take precautions to ensure that our channel partners comply with all relevant regulations, any failure by our channel partners to comply with such regulations could have negative consequences, including reputational harm, government investigations and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our customers' ability to implement our solutions in those countries. Changes in our solutions or changes in export and import regulations may create delays in the introduction of our solutions into international markets, prevent our customers with international operations from deploying our solutions globally or, in some cases, prevent the export or import of our solutions to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions by, or in our decreased ability to export or sell our solutions to, existing or potential customers with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition, and operating results.

We may acquire other businesses, which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our operating results.

As part of our business strategy, we have in the past and may in the future make investments in other companies, solutions or technologies. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by users or investors. In addition, if we fail to integrate successfully such acquisitions, or the technologies associated with such acquisitions, into our company, the revenues and operating results of the combined company could be adversely affected. Any integration process will require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology and accurately forecast the financial impact of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could affect our financial condition or the value of our capital stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. If we incur more debt it would result in increased fixed obligations and could also subject us to covenants or other restrictions that would impede our ability to manage our operations.

If we are required to collect sales and use taxes on the solutions we sell, we may be subject to liability for past sales and our future sales may decrease.

State and local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of sales taxes to our subscription services in various jurisdictions is unclear. Although we have historically collected and remitted sales tax in certain circumstances, it is possible that we could face sales tax audits and that our liability for these taxes could exceed our estimates as state tax authorities could still assert that we are obligated to collect additional amounts as taxes from our customers and remit those taxes to those authorities. We could also be subject to audits with respect to state and international jurisdictions for which we have not accrued tax liabilities. A successful assertion that we should be collecting additional sales or other taxes on our services in jurisdictions where we have not historically done so and do not accrue for sales taxes could result in substantial tax liabilities for past sales, discourage customers from purchasing our solutions or otherwise harm our business and operating results.

Uncertainty in global economic conditions may adversely affect our business, operating results or financial condition.

Our operations and performance depend on global economic conditions. Challenging or uncertain economic conditions make it difficult for our customers and potential customers to accurately forecast and plan future business activities, and may cause our customers and potential customers to slow or reduce spending, or vary order frequency, on our solutions. Furthermore, during challenging or uncertain economic times, our customers may face difficulties gaining timely access to sufficient credit and experience decreasing cash flow, which could impact their willingness to make purchases and their ability to make timely payments to us. Global economic conditions have in the past and could continue to have an adverse effect on demand for our solutions, including new bookings and renewal and upsell rates, on our ability to predict future operating results and on our financial condition and operating results. If global economic conditions remain uncertain or deteriorate, it may materially impact our business, operating results and financial condition.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

Our corporate headquarters and facilities are located near known earthquake fault zones and are vulnerable to significant damage from earthquakes. The corporate headquarters and facilities are also vulnerable to damage or interruption from human error, intentional bad acts, earthquakes, hurricanes, floods, fires, war, terrorist attacks, power losses, hardware failures, systems failures, telecommunications failures and similar events. The occurrence of a natural disaster or an act of terrorism or vandalism or other misconduct or other unanticipated problems with our facilities could result in lengthy interruptions to our services. If any disaster were to occur, our ability to operate our business at our facilities could be seriously or completely impaired or destroyed. The insurance we maintain may not be adequate to cover our losses resulting from disasters or other business interruptions.

Our financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States (U.S. GAAP) is subject to interpretation by the Financial Accounting Standards Board (FASB), the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our financial results, and could affect the reporting of transactions completed before the announcement of a change.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. For example, our revenue recognition policy is complex and we often must make estimates and assumptions that could prove to be inaccurate. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," the results of which form the basis for making judgments about revenue recognition, capitalized software, the carrying values of assets, taxes, liabilities, equity, revenues and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in our stock price. Significant assumptions and estimates used in preparing our Consolidated Financial Statements include those related to revenue recognition, share-based compensation and income taxes.

We incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we are required to comply with the requirements of the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act) and the Dodd Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the New York Stock Exchange, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Despite recent reform made possible by the Jumpstart Our Business Startups Act (JOBS Act), which allows us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not "emerging growth companies," compliance with these requirements has and we expect to continue to increase our legal and financial compliance costs and make some activities more time consuming and costly. In addition, our management and other personnel have and will need to divert attention from operational and other business matters to devote substantial time to these public company requirements.

In particular, after we are no longer an "emerging growth company" as defined under the JOBS Act, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, when applicable to use. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We are an "emerging growth company," and we cannot be certain if reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an "emerging growth company." Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will remain an emerging growth company for up to five years following our IPO, although if our annual gross revenues exceed $1 billion in any fiscal year before that time, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of March 31 of any year before that time, or if we issue more than $1 billion in non-convertible debt over a three-year period, we would cease to be an emerging growth company.

As a newly public company, we have and intend to continue to take advantage of certain exemptions from various reporting requirements that are applicable to many public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved by our stockholders. We cannot predict if investors will find our common stock less attractive because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the rules and regulations of the applicable listing exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and, if applicable, annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our periodic reports we file with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, and provide significant management oversight. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an emerging growth company. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future.

We may need additional capital, and we cannot be certain that additional financing will be available.

We may require additional financing in the future. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock or preferred stock, and our stockholders may experience dilution.

If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

- develop or enhance our solutions;
- continue to expand our sales and marketing and research and development organizations;
- acquire complementary technologies, solutions or businesses;
- expand operations, in the United States or internationally;
- hire, train and retain employees; or
- respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could seriously harm our business, financial condition, and operating results.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (Code), and similar state law provisions, a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change net operating losses (NOLs) to offset future taxable income. If our existing NOLs are subject to limitations arising from ownership changes, our ability to utilize NOLs could be limited by Section 382 of the Code. Future changes in our stock ownership, some of which are outside of our control, also could result in an ownership change under Section 382 of the Code. There is also a risk that our NOLs could expire, or otherwise be unavailable to offset future income tax liabilities due to changes in the law, including regulatory changes, such as suspensions on the use of NOLs or other unforeseen reasons. For these reasons, we may not be able to utilize a material portion of the NOLs, even if we attain profitability.

Risks Related to the Securities Markets and Investment in Our Common Stock

Our stock price may be volatile, and you may be unable to sell your shares at or above your purchase price.

The market price of our common stock could be subject to wide fluctuations in response to, among other things, the factors described in this "Risk Factors" section or otherwise, and other factors beyond our control, such as fluctuations in the valuations of companies perceived by investors to be comparable to us.

Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our common stock.

In the past, many companies that have experienced volatility in the market price of their stock have become subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention, which could harm our business.

If securities analysts do not publish research or reports or if they publish unfavorable or inaccurate research about our business and our stock, the price of our stock and the trading volume could decline.

We expect that the trading market for our common stock will be affected by research or reports that industry or financial analysts publish about us or our business. There are many large, well-established companies active in our industry and portions of the markets in which we compete, which may mean that we receive less widespread analyst coverage than our competitors. If one or more of the analysts who covers us downgrades their evaluations of our company or our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, our stock may lose visibility in the market, which in turn could cause our stock price to decline.

The concentration of ownership of our common stock among our existing executive officers, directors and significant stockholders may limit your ability to influence corporate matters.

As of September 30, 2013, our executive officers, directors, current five percent or greater stockholders and entities affiliated with them together beneficially owned approximately 58% of our common stock. This significant concentration of share ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with concentrated bases of stockholders. Also, these stockholders, acting together, will be able to control our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

Our restated certificate of incorporation and restated bylaws and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our restated certificate of incorporation and restated bylaws contain provisions that could delay or prevent a change in control of us. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

- providing for a classified board of directors with staggered, three year terms;
- authorizing the board of directors to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;
- providing that vacancies on our board of directors be filled by appointment by the board of directors;
- prohibiting stockholder action by written consent;
- requiring that certain litigation must be brought in Delaware;
- limiting the persons who may call special meetings of stockholders; and
- requiring advance notification of stockholder nominations and proposals.

In addition, we are subject to Section 203 of the Delaware General Corporation Law which may prohibit large stockholders, in particular those owning fifteen percent or more of our outstanding voting stock, from merging or combining with us for a certain period of time without the consent of our board of directors.

These and other provision in our restated certificate of incorporation and our restated bylaws and under the Delaware General Corporation Law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions.

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Further, our loan and security agreement limits our ability to pay dividends. If we do not pay cash dividends, you would receive a return on your investment in our common stock only if the market price of our common stock is greater at the time you sell your shares than the market price at the time you bought your shares.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

Our corporate headquarters are located in Redwood City, California, and consist of approximately 50,500 square feet of space under a lease that expires in July 2014. Our cloud-based solutions are operated through third-party data centers located in Missouri, Texas and Massachusetts.

We have additional U.S. offices in California, Illinois, Massachusetts and New Jersey. We also have offices in international locations in India, Switzerland and the United Kingdom. We believe our facilities are adequate for our current needs and for the foreseeable future; however, we will continue to seek additional space as needed to accommodate our growth. See Note 6 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Contractual Payment Obligations" for information regarding our lease obligations.

ITEM 3. Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of our business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our financial position, results of operations, or cash flows.

ITEM 4. Mine Safety Disclosure

Not applicable.

PART II

ITEM 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock, $0.00015 par value, began trading on the New York Stock Exchange on March 20, 2013 under the symbol "MODN."

The following table sets forth the reported high and low closing sales prices of our common stock for the second fiscal quarter of 2013 from the date our common stock commenced trading in connection with our initial public offering, March 20, 2013, through September 30, 2013 as regularly quoted on the New York Stock Exchange:

Fiscal Year Ended September 30, 2013	High	Low
Second fiscal quarter (from March 20, 2013)	$22.25	$17.71
Third fiscal quarter	23.78	17.13
Fourth fiscal quarter	24.80	8.92

Dividend Policy

We have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Stockholders

As of December 2, 2013, there were 235 holders of record of our common stock, including The Depository Trust Company, which holds shares of our common stock on behalf of an indeterminate number of beneficial owners.

Securities Authorized for Issuance under Equity Compensation Plans

The information called for by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be held in 2014 ("Proxy Statement"). See "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Stock Performance Graph

The following shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act of 1933, as amended, except to the extent we specifically incorporate it by reference into such filing.

This chart compares the cumulative total return on our common stock with that of the NASDAQ Composite Index and the NASDAQ Computer Index. The chart assumes $100 was invested at the close of market on March 20, 2013, in our common stock, the NASDAQ Composite Index and the NASDAQ Computer Index, and assumes the reinvestment of any dividends.



$200.00
$150.00
$100.00
$50.00
$0.00
3/20/13
3/31/13
4/30/13
5/31/13
6/30/13
7/31/13
8/31/13
9/30/13
Model N
NASDAQ Composite Index
NASDAQ Computer Index

	3/20/2013	3/31/2013	6/30/2013	9/30/2013
Model N	$100.00	$127.87	$150.71	$ 63.87
NASDAQ Composite Index	$100.00	$100.41	$104.58	$115.90
NASDAQ Computer Index	$100.00	$ 99.28	$101.16	$112.32

ITEM 6. Selected Consolidated Financial Data

The following selected consolidated financial data should be read in conjunction with our audited Consolidated Financial Statements and related notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operation, which are included elsewhere in this Form 10-K. The consolidated statement of operations data for the fiscal years ended September 30, 2013, 2012 and 2011, and the selected consolidated balance sheet data as of September 30, 2013 and 2012 are derived from, and are qualified by reference to, the audited consolidated financial statements and are included in this Form 10-K. The consolidated balance sheet data as of September 30, 2011 is derived from audited consolidated financial statements which are not included in this Form 10-K.

	Fiscal Years Ended September 30,		
	2013	2012	2011
	(in thousands, except per share data)		
Consolidated Statements of Operations Data:			
Revenues:			
License and implementation	$ 59,134	$49,756	$41,499
SaaS and maintenance	42,770	34,502	23,672
Total revenues	101,904	84,258	65,171
Cost of revenues:			
License and implementation[1]	26,832	22,483	18,092
SaaS and maintenance[1]	19,350	18,053	8,828
Total cost of revenues	46,182	40,536	26,920
Gross profit	55,722	43,722	38,251
Operating expenses:			
Research and development[1]	16,772	17,695	13,809
Sales and marketing[1]	21,144	19,640	13,935
General and administrative[1]	16,063	10,584	7,860
Restructuring	1,215	—	—
Total operating expenses	55,194	47,919	35,604
Income (loss) from operations	528	(4,197)	2,647
Interest expense, net	357	655	677
Other expense, net	658	540	316
Income (loss) before income taxes	(487)	(5,392)	1,654
Provision for income taxes	439	301	172
Net income (loss)	$ (926)	$ (5,693)	$ 1,482
Net income (loss) per share attributable to common stockholders:[2]			
Basic and diluted	$ (0.06)	$ (0.73)	$ —
Weighted average number of shares used in computing net income (loss) per share attributable to common stockholders:[2]			
Basic and diluted	15,979	7,815	7,324
Other Financial Data:			
Adjusted EBITDA[3]	$ 9,621	$ 4,957	$ 4,389

(1) Includes stock-based compensation as follows:

	Fiscal Years Ended September 30,		
	2013	2012	2011
		(in thousands)	
Cost of revenues:			
License and implementation	$ 591	$ 298	$ 92
SaaS and maintenance	622	561	29
Research and development	747	297	127
Sales and marketing	1,687	1,103	108
General and administrative	1,209	262	175
Total stock-based compensation	$4,856	$2,521	$531

(2) See Note 10 to our consolidated financial statements for a description of the method used to compute basic and diluted net income (loss) per share attributable to common stockholders.

(3) See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measure" in Item 7 for more information and a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with generally accepted accounting principles in the United States.

	As of September 30		
	2013	2012	2011
		(in thousands)	
Consolidated Balance Sheet Data			
Cash and cash equivalents	$103,350	$ 15,768	$ 18,420
Working capital (deficit)	86,842	(12,584)	1,082
Total assets	134,472	40,598	36,954
Loan obligations, current and long-term	—	5,127	7,378
Total liabilities	40,854	51,085	44,881
Convertible preferred stock	—	41,776	41,776
Total stockholders' equity (deficit)	93,618	(52,263)	(49,703)

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this report.

Overview

We are a provider of revenue management solutions for the life science and technology industries. Our solutions enable our customers to maximize revenues and reduce revenue compliance risk by transforming their revenue lifecycle from a series of tactical, disjointed operations into a strategic end-to-end process. We believe our solutions serve as the system of record for our customers' revenue management processes and can provide a competitive advantage for them.

Our solutions are comprised of two complementary suites of software applications: Revenue Management Enterprise and Revenue Management Intelligence. Sales of our solutions range from individual applications to complete suites, and deployments may vary from specific divisions or territories to enterprise-wide implementations.

We derive revenues primarily from the sale of our on-premise and cloud-based solutions and related implementation services, as well as maintenance and support and application support. We price our solutions based on a number of factors, including revenues under management and number of users. Our license and implementation revenues are comprised of sales of perpetual license and related implementation services, which revenues are recognized over the implementation period, which commences when implementation work begins and typically ranges from a few months to three years. Maintenance and support revenues are recognized ratably over the support period, which is typically one year. SaaS revenues for cloud-based solutions are derived from subscription fees from customers accessing our cloud-based solutions, as well as from associated implementation services. The actual timing of revenue recognition may vary based on our customers' implementation requirements and availability of our services personnel.

We market and sell our solutions to customers in the life science and technology industries. While we have historically generated the substantial majority of our revenues from companies in the life science industry, we have also grown our base of technology customers and intend to continue to focus on increasing the revenues from customers in the technology industry. Our most significant customers in any given period generally vary from period to period due to the timing of implementation and related revenue recognition over those periods of larger projects. During the fiscal year ended September 30, 2013, two customers, Merck & Co., Inc. and Johnson & Johnson Health Services, Inc., accounted for approximately 12% each of our total revenues. During the fiscal year ended September 30, 2012, two customers accounted for approximately 14% and 10% of our total revenues, respectively. During the fiscal year ended September 30, 2011, two customers accounted for 15% and 12% of our total revenues, respectively. For the fiscal year ended September 30, 2013, approximately 14% of our revenues were derived from customers located outside the United States.

For the fiscal years ended September 30, 2011, 2012 and 2013, our revenues were $65.2 million, $84.3 million and $101.9 million, respectively, representing year-over-year growth of approximately 21% from 2012 to 2013 and year-over-year growth of approximately 29% from 2011 to 2012. As announced in September 2013, we recently experienced challenges in sales execution and do not anticipate maintaining this growth rate throughout our 2014 fiscal year. On September 30, 2013, the Company commenced a plan to align its workforce with the company's strategic initiatives. The Company recorded a workforce reduction restructuring charge of $1.2 million in connection with the alignment.

Key Business Metrics

In addition to the measures of financial performance presented in our Consolidated Financial Statements, we use certain key metrics to evaluate and manage our business, including four-quarter revenues from current customers and Adjusted EBITDA. We use these key metrics internally to manage the business, and we believe they are useful for investors to compare key financial data from various periods.

Four-Quarter Revenues From Existing Customers

We derive a large majority of revenues from existing customers, which we define as customers from which we have generated revenues in each of the preceding four quarters, which would exclude historical customers of LeapFrogRx. We measure four-quarter revenues from our existing license and subscription customers by calculating the sum of revenues recognized during the last four quarters from any customer that has contributed revenue in each of the preceding four quarters. We believe four-quarter revenues from existing customers provide us and investors with a metric to measure the historical revenue visibility in our business. We also use this metric internally to understand the proportion of revenues being generated in any period from existing customers as compared to entirely new customers or customers with whom we have not been recently engaged. This measure helps us guide our sales activities and establish budgets and operational goals for our sales function.

Our four-quarter revenues from existing customers for the periods presented were as follows:

	Four Quarters Ended					
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
	(unaudited) (in thousands)					
Four-quarter revenues	$73,157	$76,892	$77,633	$82,956	$85,856	$91,961

Non-GAAP Financial Measure

Adjusted EBITDA

Adjusted EBITDA is a financial measure that is not calculated in accordance with generally accepted accounting principles in the United States (U.S. GAAP). We define Adjusted EBITDA as net loss before LeapFrogRx compensation charges, as discussed below, stock-based compensation, depreciation and amortization, interest expense, net, other income (expenses), net, and provision for income taxes. We believe Adjusted EBITDA provides investors with consistency and comparability with our past financial performance and facilitates period-to-period comparisons of our operating results and our competitors' operating results. We also use this measure internally to establish budgets and operational goals to manage our business and evaluate our performance.

We understand that, although Adjusted EBITDA is frequently used by investors and securities analysts in their evaluations of companies, Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of our results of operations as reported under U.S. GAAP. These limitations include:

- Adjusted EBITDA does not include the effect of the LeapFrogRx compensation charges, which are a cash expense;
- Adjusted EBITDA does not reflect stock-based compensation expense;
- Depreciation and amortization are non-cash charges, and the assets being depreciated or amortized will often have to be replaced in the future; Adjusted EBITDA does not reflect any cash requirements for these replacements;

- Adjusted EBITDA does not reflect restructuring expense;
- Adjusted EBITDA does not reflect cash requirements for income taxes and the cash impact of other income or expense; and
- Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

	Fiscal Years Ended September 30,		
	2013	2012	2011
		(in thousands)	
Reconciliation of Adjusted EBITDA:			
Net income (loss)	$ (926)	$(5,693)	$1,482
Adjustments:			
LeapFrogRx compensation charges	815	4,873	—
Stock-based compensation	4,856	2,521	531
Depreciation and amortization	2,207	1,760	1,211
Restructuring	1,215	—	—
Interest expense, net	357	655	677
Other expense, net	658	540	316
Provision for income taxes	439	301	172
Adjusted EBITDA	$9,621	$ 4,957	$4,389

Adjusted EBITDA was $9.6 million, $5.0 million and $4.4 million for the fiscal years ended September 30, 2013, 2012 and 2011, respectively. Our Adjusted EBITDA for the fiscal years ended September 30, 2013 and 2012 increased primarily due to increases in total revenues, which were partially offset by increased expenses. The increase in expenses was primarily due to increases in personnel costs arising principally from headcount and salary increases and increased use of third-party contractors.

Key Components of Results of Operations

Revenues

Revenues are comprised of license and implementation revenues and SaaS and maintenance revenues.

License and Implementation

License and implementation revenues are generated from the sale of software licenses for our on-premise solutions and related implementation services. We expect our license and implementation revenues for the fiscal year 2014 to be lower than those recorded in the current fiscal year ended on September 30, 2013 due to our recent sales execution challenges.

SaaS and Maintenance

SaaS and maintenance revenues primarily include subscription and related implementation fees from customers accessing our cloud-based solutions and revenues associated with maintenance contracts from license customers. Also included in SaaS and maintenance revenues are other revenues, including revenues related to application support, training and customer-reimbursed expenses. Prior to 2012, revenues from subscriptions for our cloud-based solutions were not material; however, following our acquisition of LeapFrogRx in January 2012, they have increased but remain less than 15% of our total revenues. Over time, we expect that SaaS revenues will increase as a percentage of total revenues.

Cost of Revenues

Our total cost of revenues is comprised of the following:

License and Implementation

Cost of license and implementation revenues includes costs related to the implementation of our on-premise solutions. Cost of license and implementation revenues primarily consists of personnel-related costs including salary, bonus, stock-based compensation and overhead allocation as well as third-party contractors, royalty fees paid to third parties for rights to their intellectual property and travel-related expenses. Cost of license and implementation revenues may vary from period to period depending on a number of factors, including the amount of implementation services required to deploy our solutions and the level of involvement of third-party contractors providing implementation services. We expect our cost of license and implementation revenues to be lower in fiscal year 2014 as compared with the fiscal year ended on September 30, 2013, due primarily to lower expected revenues described above.

SaaS and Maintenance

Cost of SaaS and maintenance revenues includes those costs related to the implementation of our cloud-based solutions, maintenance and support and application support for our on-premise solutions and training. Cost of SaaS and maintenance revenues primarily consists of personnel-related costs including salary, bonus, stock-based compensation, LeapFrogRx compensation charges and overhead allocation as well as reimbursable expenses, third-party contractors and data center-related expenses. We believe that cost of SaaS and maintenance revenues will continue to increase in absolute dollars as we continue to focus on building infrastructure for our cloud-based solutions.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses.

Research and Development

Our research and development expenses consist primarily of personnel-related costs including salary, bonus, stock-based compensation and overhead allocation as well as third-party contractors and travel-related expenses. Our software development costs for new software solutions and enhancements to existing software solutions are generally expensed as incurred. However, we capitalize development costs incurred in connection with the development of certain additional service offerings that will only be offered through the cloud. As of September 30, 2013, we had $5.1 million of capitalized software development costs. On September 30, 2013, the software became available for general release to our customers, and the future costs will be expensed, as incurred. We expect our research and development expenses to increase in absolute dollars as we continue to develop new applications and enhance our existing software solutions.

Sales and Marketing

Our sales and marketing expenses consist primarily of personnel-related costs including salary, bonus, commissions, stock-based compensation, and overhead allocation as well as third-party contractors, travel-related expenses and marketing programs. We recognize sales commission expense upon contract signing, while we recognize revenue over the period the services are provided. We expect our sales and marketing expenses to increase in absolute dollars as we increase the number of our sales and marketing employees to grow in our business.

General and Administrative

Our general and administrative expenses consist primarily of personnel-related costs including salary, bonus, stock-based compensation, and overhead allocation, audit and legal fees as well as third-party contractors and travel-related expenses. We expect to continue to incur significant accounting and legal costs related to being a public company, as well as insurance, investor relations and other costs. In addition, we expect to continue to incur additional costs related to the implementation of a new ERP system.

LeapFrogRx Compensation Charges

In January 2012, we acquired LeapFrogRx for initial cash consideration of $3.0 million as well as potential additional payments to former LeapFrogRx stockholders totaling up to $8.3 million, which are expected to be incurred through January 2015. These additional payments are, among other things, subject to future continued employment and are therefore considered compensatory in nature and are being recognized as compensation expense (LeapFrogRx compensation charges) over the term of each component. As of September 30, 2013, we had expensed an aggregate of $5.7 million of LeapFrogRx compensation charges.

Results of Operations

The following tables set forth our consolidated results of operations for the periods presented and as a percentage of our total revenues for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Fiscal Years Ended September 30,		
	2013	2012	2011
	(in thousands)		
Consolidated Statements of Operations Data:			
Revenues:			
License and implementation	$ 59,134	$49,756	$41,499
SaaS and maintenance	42,770	34,502	23,672
Total revenues	101,904	84,258	65,171
Cost of Revenues:			
License and implementation[1]	26,832	22,483	18,092
SaaS and maintenance[1]	19,350	18,053	8,828
Total cost of revenues	46,182	40,536	26,920
Gross profit	55,722	43,722	38,251
Operating Expenses:			
Research and development[1]	16,772	17,695	13,809
Sales and marketing[1]	21,144	19,640	13,935
General and administrative[1]	16,063	10,584	7,860
Restructuring	1,215	—	—
Total operating expenses	55,194	47,919	35,604
Income (loss) from operations	528	(4,197)	2,647
Interest expense, net	357	655	677
Other expenses, net	658	540	316
Income (loss) before income taxes	(487)	(5,392)	1,654
Provision for income taxes	439	301	172
Net income (loss)	$ (926)	$ (5,693)	$ 1,482

(1) Includes stock-based compensation as follows:

	Fiscal Years Ended September 30		
	2013	2012	2011
	(in thousands)		
Cost of revenues:			
License and implementation	$ 591	$ 298	$ 92
SaaS and maintenance	622	561	29
Research and development	747	297	127
Sales and marketing	1,687	1,103	108
General and administrative	1,209	262	175
Total stock-based compensation	$4,856	$2,521	$531

	Fiscal Years Ended September 30,		
	2013	2012	2011
Revenues:			
License and implementation	58%	59%	64%
SaaS and maintenance	42	41	36
Total revenues	100	100	100
Cost of Revenues:			
License and implementation	26	27	28
SaaS and maintenance	19	21	13
Total cost of revenues	45	48	41
Gross profit	55	52	59
Operating Expenses:			
Research and development	17	21	21
Sales and marketing	21	23	22
General and administrative	16	13	12
Restructuring	1	—	—
Total operating expenses	55	57	55
Income (loss) from operations	—	(5)	4
Interest expense, net	—	1	1
Other expenses, net	1	1	1
Income (loss) before income taxes	(1)	(7)	2
Provision for income taxes	—	—	—
Net income (loss)	(1)%	(7)%	2%

Comparison of the Fiscal Years Ended September 30, 2013 and 2012

Revenues

	Fiscal Years Ended September 30,				Change	
	2013		2012			
	Amount	% of Total Revenues	Amount	% of Total Revenues	($)	(%)
	(in thousands, except percentages)					
Revenues:						
License and implementation	$ 59,134	58%	$49,756	59%	$ 9,378	19%
SaaS and maintenance	42,770	42	34,502	41	8,268	24
Total revenues	$101,904	100%	$84,258	100%	$17,646	21%

License and Implementation

License and implementation revenues increased $9.4 million, or 19%, to $59.1 million for the fiscal year ended September 30, 2013 from $49.8 million for the fiscal year ended September 30, 2012. Our revenues from existing customers were $46.6 million for the fiscal year ended September 30, 2013 and $41.9 million for the fiscal year ended September 30, 2012. The increase was due to an increased volume of activity.

SaaS and Maintenance

SaaS and maintenance revenues increased $8.3 million, or 24%, to $42.8 million for the fiscal year ended September 30, 2013 from $34.5 million for the fiscal year ended September 30, 2012. The increase in SaaS and maintenance revenues was primarily driven by an increase of $4.6 million in SaaS revenues. Our maintenance and support, application support and training revenues increased $3.7 million in the period primarily due to an increase in the number of service contracts.

Cost of Revenues

	Fiscal Years Ended September 30,				Change	
	2013		2012			
	Amount	% of Revenues	Amount	% of Revenues	($)	(%)
	(in thousands, except percentages)					
Cost of revenues:						
License and implementation	$26,832	45%	$22,483	45%	$ 4,349	19%
SaaS and maintenance	19,350	45	18,053	52	1,297	7
Total cost of revenues	$46,182	45	$40,536	48	$ 5,646	14
Gross profit:						
License and implementation	$32,302	55%	$27,273	55%	$ 5,029	18%
SaaS and maintenance	23,420	55	16,449	48	6,971	42
Total gross profit	$55,722	55	$43,722	52	$12,000	27

License and Implementation

Cost of license and implementation revenues increased $4.3 million, or 19%, to $26.8 million during the fiscal year ended September 30, 2013 from $22.5 million for the fiscal year ended September 30, 2012. This increase was in line with the 19% year-on-year increase in license and implementation revenue during the fiscal year ended September 30, 2013. As a percentage of revenue, cost of license and implementation revenues remained at 45% in fiscal year 2013. The increase in the cost of license and implementation revenue was primarily the result of an increase of $4.7 million in personnel costs due primarily to increased headcount and stock-based compensation expense and a $0.2 million increase in royalty fees paid to third parties, partially offset by a reduction of $0.6 million in outside services, travel and other expenses.

SaaS and Maintenance

Cost of SaaS and maintenance revenues increased $1.3 million, or 7%, to $19.4 million during the fiscal year ended September 30, 2013 from $18.1 million for the fiscal year ended September 30, 2012. This increase was associated with the 24% year-on-year increase in SaaS and maintenance revenue during the fiscal year ended September 30, 2013, which was primarily due to an increase of $0.8 million in third-party contractors, an increase of $0.3 million in personnel costs and other expenses and an increase of $0.2 million in customer reimbursable expenses. As a percentage of revenue, cost of SaaS and maintenance revenues decreased from 52% in fiscal year 2012 to 45% in fiscal year 2013 primarily due to the increase in overall revenues and the relatively fixed nature of certain associated costs.

Operating Expenses

	Fiscal Years Ended September 30,			
	2013	2012	Change	
	Amount	Amount	($)	(%)
	(in thousands, except percentages)			
Operating expenses:				
Research and development	$16,772	$17,695	$ (923)	(5)%
Sales and marketing	21,144	19,640	1,504	8
General and administrative	16,063	10,584	5,479	52
Restructuring	1,215	—	1,215	
Total operating expenses	$55,194	$47,919	$7,275	15

Research and Development

Research and development expenses decreased by $0.9 million, or 5%, to $16.8 million during the fiscal year ended September 30, 2013 from $17.7 million for the fiscal year ended September 30, 2012. The decrease was primarily the result of an increase of $2.0 million in capitalization of software development costs, partially offset by an increase of $0.5 million in personnel costs due primarily to increased headcount and an increase in stock-based compensation of $0.5 million.

Sales and Marketing

Sales and marketing expenses increased by $1.5 million, or 8%, to $21.1 million during the fiscal year ended September 30, 2013 from $19.6 million for the fiscal year ended September 30, 2012. The increase was primarily the result of an increase of $1.2 million in personnel costs due to increased headcount, an increase of $0.7 million in travel-related expenses, an increase in stock-based compensation of $0.6 million, an increase in third-party contractor expense of $0.3 million and an increase of $0.2 million in expenses related to direct marketing events, partially offset by a reduction of $0.9 million in LeapFrogRx compensation charges and an increase of $0.7 million in capitalization of software development costs.

General and Administrative

General and administrative expenses increased by $5.5 million, or 52%, to $16.1 million during the fiscal year ended September 30, 2013 from $10.6 million for the fiscal year ended September 30, 2012. This increase was primarily due to an increase in personnel costs of $2.7 million due to increased headcount, an increase in third-party contractor expense of $1.2 million (primarily audit fees and legal fees), an increase in stock-based compensation of $0.9 million, an increase in office expense of $0.6 million (primarily insurances), and an increase in depreciation of $0.3 million in line with the increase in property and equipment, partially offset by a reduction of $0.6 million in LeapFrogRx compensation charges.

Restructuring

On September 30, 2013, the Company commenced a plan to align its workforce with the company's strategic initiatives. This plan is expected to be complete by December 31, 2013 and will result in a reduction in the size of the company's workforce, primarily in professional services. We intend to hire employees primarily in research and development and sales and marketing to continue to support our strategic initiatives in the future. The Company recorded a workforce reduction restructuring charge of $1.2 million primarily related to employee separation packages, which included severance pay, benefits continuation and outplacement costs to be fully paid through March 31, 2014. There was no corresponding charge for the fiscal year ended September 30, 2012.

Interest and Other Expense, Net

	Fiscal Years Ended September 30,			
	2013	2012	Change	
	Amount	Amount	($)	(%)
	(in thousands, except percentages)			
Interest expense, net	$357	$655	$(298)	(45)%
Other expense, net	658	540	118	22

Interest expense, net primarily relates to financing costs related to our term loan and capital leases. The decrease in interest expense, net in the fiscal year ended September 30, 2013 as compared to same period the previous year was primarily due to the repayment of the term loan in full in May 2013.

Other expense, net increased primarily due to an increase of $0.3 million in changes in the fair value of a convertible preferred stock warrant during the fiscal year ended September 30, 2013 as compared to the fiscal year ended September 30, 2012. Upon the closing of our IPO, the convertible preferred stock warrant automatically converted into a warrant to purchase 86,655 shares of our common stock. In May 2013, the warrant was converted into 71,847 shares of our common stock, net of the warrant price. Therefore, we do not expect to incur other expense, net related to these warrants.

Provision for Income Taxes

	Fiscal Years Ended September 30,			
	2013	2012	Change	
	Amount	Amount	($)	(%)
	(in thousands, except percentages)			
Provision for income taxes	$ 439	$301	$138	46%

Provision for income taxes is primarily related to the state minimum tax and foreign tax on our profitable foreign operations. The change in income tax provision is primarily due to the change in income related to our foreign operations.

For the fiscal year ended September 30, 2013, the tax expense computed using the statutory federal tax rate would have been a benefit of $0.2 million as compared to the income tax provision of $0.4 million. The difference was primarily due to permanent differences, partially offset by research and development tax credits.

For the fiscal year ended September 30, 2012, the tax expense computed using the statutory federal tax rate would have been a benefit of $1.8 million as compared to the income tax provision of $0.3 million. The difference was primarily due to the valuation allowance, partially offset by research and development tax credits and state taxes net of federal benefit.

Comparison of the Fiscal Years Ended September 30, 2012 and 2011

Revenues

	Fiscal Years Ended September 30,				Change	
	2012		2011			
	Amount	% of Total Revenues	Amount	% of Total Revenues	($)	(%)
	(in thousands, except percentages)					
Revenues:						
License and implementation	$49,756	59%	$41,499	64%	$ 8,257	20%
SaaS and maintenance	34,502	41	23,672	36	10,830	46
Total revenues	$84,258	100%	$65,171	100%	$19,087	29

License and Implementation

License and implementation revenues increased $8.3 million, or 20%, to $49.8 million for the fiscal year ended September 30, 2012 from $41.5 million for the fiscal year ended September 30, 2011. Our revenues from existing customers were $41.9 million for the fiscal year ended September 30, 2012 and $34.1 million for the fiscal year ended September 30, 2011. The increase was due to an increased volume of activity.

SaaS and Maintenance

SaaS and maintenance revenues increased $10.8 million, or 46%, to $34.5 million for the fiscal year ended September 30, 2012 from $23.7 million for the fiscal year ended September 30, 2011. The increase in SaaS and maintenance revenues was primarily driven by an increase of $8.2 million in SaaS revenues, of which $5.9 million was due to the acquisition of LeapFrogRx and $2.3 million was due to sales to new customers. Our maintenance and support and application support revenues increased $2.5 million primarily due to an increase in the number of service contracts.

Cost of Revenues

	Fiscal Years Ended September 30,				Change	
	2012		2011			
	Amount	% of Revenues	Amount	% of Revenues	($)	(%)
	(in thousands, except percentages)					
Cost of revenues:						
License and implementation	$22,483	45%	$18,092	44%	$ 4,391	24%
SaaS and maintenance	18,053	52	8,828	37	9,225	104
Total cost of revenues	$40,536	48	$26,920	41	$13,616	51
Gross profit:						
License and implementation	$27,273	55%	$23,407	56%	$ 3,866	17%
SaaS and maintenance	16,449	48	14,844	63	1,605	11
Total gross profit	$43,722	52	$38,251	59	$ 5,471	14

License and Implementation

Cost of license and implementation revenues increased $4.4 million, or 24%, to $22.5 million during the fiscal year ended September 30, 2012 from $18.1 million for the fiscal year ended September 30, 2011. The increase in the cost of license and implementation revenues was primarily the result of an increase of $2.1 million in personnel costs due primarily to increased headcount and an increase of $2.5 million in third-party contractors, partially offset by a reduction in royalty fees paid to third parties.

SaaS and Maintenance

Cost of SaaS and maintenance revenues increased $9.2 million, or 104%, to $18.1 million during the fiscal year ended September 30, 2012 from $8.8 million for the fiscal year ended September 30, 2011. The increase in the cost of SaaS and maintenance revenues was primarily the result of an increase of $8.1 million in personnel costs due primarily to increased headcount, including personnel from LeapFrogRx and an increase of $0.7 million in third-party contractors. The increase in personnel costs includes $2.9 million of LeapFrogRx compensation charges and an increase of $0.5 million in stock-based compensation expense.

Operating Expenses

	Fiscal Years Ended September 30,			
	2012	2011	Change	
	Amount	Amount	($)	(%)
	(in thousands, except percentages)			
Operating expenses:				
Research and development	$17,695	$13,809	$ 3,886	28%
Sales and marketing	19,640	13,935	5,705	41
General and administrative	10,584	7,860	2,724	35
Total operating expenses	$47,919	$35,604	$12,315	35

Research and Development

Research and development expenses increased by $3.9 million, or 28%, to $17.7 million during the fiscal year ended September 30, 2012 as compared to $13.8 million for the fiscal year ended September 30, 2011. The increase was primarily the result of an increase of $3.5 million in personnel costs due primarily to increased headcount and an increase of $0.4 million in third-party contractors. The increase in personnel costs included $0.1 million of LeapFrogRx compensation charges.

Sales and Marketing

Sales and marketing expenses increased by $5.7 million, or 41%, to $19.6 million during the fiscal year ended September 30, 2012 as compared to $13.9 million for the fiscal year ended September 30, 2011. The increase was primarily the result of an increase of $5.1 million in personnel costs due primarily to increased headcount, including personnel from LeapFrogRx, an increase of $0.3 million in expenses related to direct marketing events and an increase of $0.3 million in travel-related expenses. The increase in personnel costs includes $1.1 million of LeapFrogRx compensation charges and an increase of $1.0 million in stock-based compensation expense.

General and Administrative

General and administrative expenses increased $2.7 million, or 35%, to $10.6 million during the fiscal year ended September 30, 2012 as compared to $7.9 million for the fiscal year ended September 30, 2011. This increase was primarily due to an increase in personnel costs due to increased headcount, including personnel from LeapFrogRx. The increase in personnel costs includes $0.7 million of LeapFrogRx compensation charges.

Interest and Other Expense, Net

	Fiscal Years Ended September 30,			
	2012	2011	Change	
	Amount	Amount	($)	(%)
	(in thousands, except percentages)			
Interest expense, net	$655	$677	$ (22)	(3)%
Other expense, net	540	316	224	71

Interest expense, net primarily relates to financing costs related to our term loan and capital leases.

Other expense, net increased primarily due to an increase of $0.3 million in changes in the fair value of a convertible preferred stock warrant during the fiscal year ended September 30, 2012 as compared to the fiscal year ended September 30, 2011.

Provision for Income Taxes

	Fiscal Years Ended September 30,			
	2012	2011	Change	
	Amount	Amount	($)	(%)
	(in thousands, except percentages)			
Provision for income taxes	$ 301	$172	$129	75%

Provision for income taxes increased $0.1 million to $0.3 million for the fiscal year ended September 30, 2012 as compared to $0.2 million for the fiscal year ended September 30, 2011. This change was primarily the result of an increase in the income tax provision in foreign jurisdictions due to an increase in income from our foreign operations.

For the fiscal year ended September 30, 2012, the tax expense computed using the statutory federal tax rate would have been a benefit of $1.8 million as compared to the income tax provision of $0.3 million. The difference was primarily due to the valuation allowance, partially offset by research and development tax credits and state taxes net of federal benefit.

For the fiscal year ended September 30, 2011, the tax expense computed using the statutory federal tax rate would have been an expense of $0.6 million as compared to the income tax provision of $0.2 million. The difference was primarily due to the valuation allowance and research and development tax credits, partially offset by permanent differences for expenses not deductible for tax purposes and a change in the state effective rate.

Quarterly Results of Operations (Unaudited)

The following table sets forth our unaudited quarterly statements of operations data for the last eight fiscal quarters. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this annual report and, in the opinion of management, includes all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended							
	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
	(in thousands, except per share amounts)							
Revenues:								
License and implementation	$11,365	$11,659	$13,191	$13,541	$12,462	$14,481	$16,419	$15,772
SaaS and maintenance	6,692	8,581	9,582	9,647	9,879	10,078	10,828	11,985
Total revenues	18,057	20,240	22,773	23,188	22,341	24,559	27,247	27,757
Cost of Revenues:								
License and implementation[1]	5,028	5,515	5,712	6,228	5,560	6,800	7,527	6,945
SaaS and maintenance[1]	2,496	5,168	5,616	4,773	4,523	4,781	4,865	5,181
Total cost of revenues	7,524	10,683	11,328	11,001	10,083	11,581	12,392	12,126
Gross profit	10,533	9,557	11,445	12,187	12,258	12,978	14,855	15,631
Operating Expenses:								
Research and development[1]	4,173	4,817	4,491	4,214	4,119	4,483	4,063	4,107
Sales and marketing[1]	3,981	5,705	5,365	4,598	5,336	5,770	5,256	4,782
General and administrative[1]	2,393	2,773	2,618	2,800	3,877	3,758	3,883	4,545
Restructuring	—	—	—	—	—	—	—	1,215
Total operating expenses	10,547	13,295	12,465	11,612	13,332	14,011	13,202	14,649
Income (loss) from operations	(14)	(3,738)	(1,020)	575	(1,074)	(1,033)	1,653	982
Interest expense, net	184	170	160	141	126	115	85	31
Other expenses, net	406	179	(36)	(9)	52	660	(48)	(6)
Income (loss) before income taxes	(604)	(4,087)	(1,144)	443	(1,252)	(1,808)	1,616	957
Provision for income taxes	71	68	92	70	61	88	81	209
Net income (loss)	(675)	(4,155)	(1,236)	373	(1,313)	(1,896)	1,535	748

[1] Includes stock-based compensation as follows:

	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
Cost of Revenues:								
License and implementation	77	69	61	91	40	90	240	221
SaaS and maintenance	24	368	77	92	74	114	215	219
Research and development	97	73	56	71	54	98	305	290
Sales and marketing	245	529	167	162	259	454	686	288
General and administrative	65	47	50	100	130	186	361	532
Total stock-based compensation expense	508	1,086	411	516	557	942	1,807	1,550

	Three Months Ended							
	Dec 31, 2011	Mar 31, 2012	Jun 30, 2012	Sep 30, 2012	Dec 31, 2012	Mar 31, 2013	Jun 30, 2013	Sep 30, 2013
Revenues:								
License and implementation	63%	58%	58%	58%	56	59%	60%	57%
SaaS and maintenance	37	42	42	42	44	41	40	43
Total revenues	100	100	100	100	100	100	100	100
Cost of Revenues:								
License and implementation	28	27	25	27	25	28	27	25
SaaS and maintenance	14	26	25	20	20	19	18	19
Total cost of revenues	42	53	50	47	45	47	45	44
Gross profit	58	47	50	53	55	53	55	56
Operating Expenses:								
Research and development	23	24	20	18	18	18	15	15
Sales and marketing	22	28	23	20	24	24	20	17
General and administrative	14	13	11	12	18	15	14	16
Restructuring	—	—	—	—	—	—	—	4
Total operating expenses	59	65	54	50	60	57	49	52
Income (loss) from operations	(1)	(18)	(4)	3	(5)	(4)	6	4
Interest expense, net	1	1	1	1	1	1	—	—
Other expenses, net	2	1	—	—	—	3	—	—
Income (loss) before income taxes	(4)	(20)	(5)	2	(6)	(8)	6	4
Provision for income taxes	—	—	—	—	—	—	—	1
Net income (loss)	(4)%	(20)%	(5)%	2%	(6)%	(8)%	6%	3%

Liquidity and Capital Resources

As of September 30, 2013, we had cash and cash equivalents of $103.4 million. Since inception, we have financed our operations primarily through proceeds from the issuance of capital stock and since 2006 through cash flows from operations. We expended cash flows in operating activities in the fiscal year ended September 30, 2013 of $0.4 million and generated cash flows from operating activities in the fiscal years ended September 30, 2012 and 2011 of $5.7 million and $3.1 million, respectively.

We believe our current cash and cash equivalents are sufficient to meet our cash needs for at least the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, and the timing and extent of spending to support research and development efforts and expansion of our business and capital expenditures for the purchase of computer hardware and software. To the extent that existing cash and cash equivalents and cash from operations are insufficient to fund our future activities, we may elect to raise additional capital through the sale of additional equity or debt securities, obtain a credit facility or sell certain assets. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to holders of common stock, and terms of any debt could impose restrictions on our operations. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders and additional financing may not be available in amounts or on terms acceptable to us. We may also seek to invest in or acquire complementary businesses or technologies, any of which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash Flows

	Years Ended September 30,		
	2013	2012	2011
	(in thousands)		
Cash flows from operating activities	$ (414)	$ 5,723	$3,115
Cash flows from investing activities	(5,140)	(5,905)	(779)
Cash flows from financing activities	93,216	(2,449)	4,186

Initial Public Offering

On March 25, 2013, we closed our IPO whereby 7,751,000 shares of common stock were sold to the public (inclusive of 1,011,000 shares of common stock pursuant to the full exercise of an overallotment option granted to the underwriters). The aggregate net proceeds received by us from the IPO were $101.1 million, net of underwriting discounts and commissions.

Cash Flows from Operating Activities

Net cash used in operating activities was $0.4 million for the fiscal year ended September 30, 2013. Net cash provided by operating activities was $5.7 million for the fiscal year ended September 30, 2012, compared to $3.1 million for the fiscal year ended September 30, 2011.

Net cash of $0.4 million used in operating activities during the fiscal year ended September 30, 2013 was principally the result of our net loss of $0.9 million and a net change of $7.4 million in operating assets and liabilities, partially offset by non-cash adjustments such as stock-based compensation, depreciation and amortization, changes in fair value of preferred stock warrant liability etc. aggregating to $7.9 million. The net changes in operating assets and liabilities primarily related to a reduction of $9.0 million in deferred revenue mainly driven by higher revenues recognized upon completion of customer projects; an increase of $3.7 million in accounts receivable due to higher invoicing and revenue in the fourth quarter of 2013 as compared to 2012, and an increase of $3.0 million in prepaid expenses and other current assets as the Company prepaid cash towards some of its future commitments, partially offset by an increase of $6.3 million in accrued employee compensation primarily due to an accrual of bonus expected to be paid out in fiscal year 2014 and beyond, and cash contributed by employees who participated in the Company's employees stock purchase program; a reduction of $0.9 million in deferred cost of implementation services due to an increase in the number of SaaS contracts; an increase of $0.9 million in other accrued and long-term liabilities and an increase of $0.3 million in accounts payable.

Net cash of $5.7 million provided by operating activities during the fiscal year ended September 30, 2012 was principally the result of changes in assets and liabilities of $6.6 million and non-cash adjustments of $4.8 million, offset by our net loss of $5.7 million. The significant components of the assets and liabilities changes included increased deferred revenues of $3.1 million, increased accrued employee compensation of $1.9 million, increased other accrued and long-term liabilities of $2.1 million, and reduced accounts receivable of $0.9 million, partially offset by $0.9 million of increases in prepaid expenses and other current assets. Our significant non-cash charges included $2.5 million of stock-based compensation and $1.8 million of depreciation and amortization expense during that period.

Net cash of $3.1 million provided by operating activities for the fiscal year ended September 30, 2011 was primarily attributable to our net income of $1.5 million, adjusted for $2.1 million of non-cash charges, and reduced by assets and liabilities changes of $0.5 million. The significant components of the assets and liabilities changes included increased accounts receivable of $7.6 million related to the timing of contractual payments, partially offset by $5.4 million increases in deferred revenues and $1.3 million increases in accrued employee compensation. Major components of non-cash charges were depreciation and amortization of $1.2 million and stock-based compensation of $0.5 million.

Cash Flows from Investing Activities

Net cash used in investing activities was $5.1 million, $5.9 million and $0.8 million for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

Net cash used in investing activities for the fiscal year ended September 30, 2013 was primarily due to the capitalized software development costs of $3.7 million and purchases of property and equipment of $1.4 million.

Net cash used in investing activities for the fiscal year ended September 30, 2012 was primarily due to the acquisition of LeapFrogRx for $3.0 million, purchases of property and equipment of $1.8 million and capitalized software development costs of $1.1 million.

Net cash used in investing activities for the fiscal years ended September 30, 2011 was primarily due to purchases of property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities was $93.2 million and $4.2 million for the fiscal year ended September 30, 2013 and 2011, respectively. Net cash used in financing activities was $2.4 for the fiscal year ended September 30, 2012.

Net cash provided by financing activities for the for the fiscal year ended September 30, 2013 primarily consisted of IPO proceeds of $101.1 million, net of underwriting discounts, and $0.9 million from exercises of stock options, partially offset by $2.9 million in initial public offering costs and $5.8 million related to the repayment of our term loan and capital lease.

Net cash used in financing activities for the fiscal year ended September 30, 2012 was primarily due to loan repayment of $2.3 million and payments of capital leases of $0.5 million, partially offset by proceeds from issuance of common stock under our stock option plans of $0.6 million.

Net cash provided by financing activities for the fiscal year ended September 30, 2011 was primarily due to proceeds from loan of $7.5 million and proceeds from issuance of common stock under our stock option plans of $0.4 million, partially offset by loan repayment of $3.5 million.

Loan and Security Agreement

In June 2006, we entered into a loan and security agreement with Silicon Valley Bank, which was most recently amended and restated in October 2010. As amended, the loan and security agreement included a term loan to fund business operations and expansion. The term loan required monthly interest-only payments until October 1, 2011, followed by 36 equal monthly payments of principal and accrued interest until it matured on October 1, 2014. The principal amount outstanding bore a fixed interest rate of 8.0% per annum. We repaid this term loan in full in May 2013.

In connection with the October 2010 amendment, we issued a warrant to Silicon Valley Bank to purchase 86,655 shares of convertible preferred stock. Upon the closing of the IPO, the outstanding warrant to purchase convertible preferred stock automatically converted into a warrant to purchase 86,655 shares of common stock. In May 2013, the warrant was converted as a result of a "net exercise" of the warrant, into 71,847 shares of our common stock.

Contractual Obligations

The following summarizes our contractual obligations as of September 30, 2013:

	Contractual Payment Obligations Due by Period				
	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 years
	(in thousands)				
Operating lease obligations(1)	$2,801	$1,494	$ 851	$456	$—
Capital lease obligations(2)	330	330	—	—	—
LeapFrogRx compensation charges(3)	1,930	965	965	—	—
Total	$5,061	$2,789	$1,816	$456	$—

(1) Operating lease obligations represent our obligations to make payments under the lease agreements for our facilities leases.

(2) Capital lease obligations represent financing on computer equipment and software purchases.

(3) LeapFrogRx compensation charges represent additional consideration payable that is not subject to revenue earn-out criteria.

Off-Balance Sheet Arrangements

As of September 30, 2013, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires our management to make certain estimates and assumptions that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates include revenue recognition, legal contingencies, income taxes, stock-based compensation, software development costs and valuation of intangibles. These estimates and assumptions are based on our management's best estimates and judgment. Our management regularly evaluates these estimates and assumptions using historical experience and other factors; however, actual results could differ significantly from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, share-based compensation and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. Accordingly, we believe these are the most critical to fully understand and evaluate our financial condition and results of operations.

For further information on all of our significant accounting policies, see Note 2 of our accompanying Notes to Consolidated Financial Statements included in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents bears interest at a fixed interest rate. Our primary exposure to market risk is interest income and expense sensitivity, which is affected by changes in the general level of the interest rates in the United States. However, because of the short-term nature of our interest-bearing securities, a 10% change in market interest rates would not be expected to have a material impact on our consolidated financial condition or results of operations.

Foreign Currency Exchange Risk

Our customers typically pay us in U.S. dollars, however in foreign jurisdictions, our expenses are typically denominated in local currency. Our expenses and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Indian Rupee. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. However, we believe that a 10% change in foreign exchange rates would not have a material impact on our results of operations. To date, we have not entered into foreign currency hedging contracts, but may consider entering into such contracts in the future. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

Item 8. Financial Statements and Supplementary Data

MODEL N, INC.
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Model N, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Model N, Inc. and its subsidiaries at September 30, 2013 and 2012, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
December 6, 2013

MODEL N, INC.

Consolidated Balance Sheets
(in thousands, except per share data)

	As of September 30,	
	2013	2012
Assets		
Current Assets:		
Cash and cash equivalents	$103,350	$ 15,768
Accounts receivable (net of allowance for doubtful accounts of $46 and $55 at September 30, 2013 and 2012, respectively)	16,140	12,468
Deferred cost of implementation services, current portion	491	1,077
Prepaid expenses	3,225	2,246
Other current assets	342	552
Total current assets	123,548	32,111
Property and equipment, net	7,871	4,590
Goodwill	1,509	1,509
Intangible assets, net	918	1,248
Other assets	626	1,140
Total assets	$134,472	$ 40,598
Liabilities, Convertible Preferred Stock And Stockholders' Equity (Deficit)		
Current Liabilities:		
Accounts payable	$ 468	$ 196
Accrued employee compensation	13,941	7,650
Accrued liabilities	2,848	4,432
Deferred revenue, current portion	19,131	29,362
Capital lease obligations, current portion	318	555
Loan obligations, current portion	—	2,500
Total current liabilities	36,706	44,695
Deferred revenue, net of current portion	3,507	2,289
Capital lease obligation, net of current portion	—	349
Loan obligations, net of current portion	—	2,627
Other long-term liabilities	641	1,125
Total liabilities	40,854	51,085
Commitments and contingencies (Note 6)		
Convertible Preferred Stock:		
Convertible preferred stock, $0.00005 par value; no shares and 20,571 shares authorized; no shares and 20,103 shares issued and outstanding at September 30, 2013 and 2012, respectively	—	41,776
Stockholders' Equity (Deficit):		
Common Stock, $0.00015 par value; 200,000 shares and 100,000 shares authorized; 22,999 shares and 8,131 shares issued and outstanding at September 30, 2013 and 2012, respectively	3	1
Preferred Stock, $0.00015 par value; 5,000 shares authorized; no shares issued and outstanding	—	—
Additional paid-in capital	156,032	9,045
Accumulated other comprehensive loss	(302)	(120)
Accumulated deficit	(62,115)	(61,189)
Total stockholders' equity (deficit)	93,618	(52,263)
Total liabilities, convertible preferred stock and stockholders' equity (deficit)	$134,472	$ 40,598

The accompanying notes are an integral part of these consolidated financial statements.

MODEL N, INC.

Consolidated Statements of Operations
(in thousands, except per share data)

	Fiscal Years Ended September 30,		
	2013	2012	2011
Revenues:			
License and implementation	$ 59,134	$49,756	$41,499
SaaS and maintenance	42,770	34,502	23,672
Total revenues	101,904	84,258	65,171
Cost of Revenues:			
License and implementation	26,832	22,483	18,092
SaaS and maintenance	19,350	18,053	8,828
Total cost of revenues	46,182	40,536	26,920
Gross profit	55,722	43,722	38,251
Operating Expenses:			
Research and development	16,772	17,695	13,809
Sales and marketing	21,144	19,640	13,935
General and administrative	16,063	10,584	7,860
Restructuring	1,215	—	—
Total operating expenses	55,194	47,919	35,604
Income (loss) from operations	528	(4,197)	2,647
Interest expense, net	357	655	677
Other expenses, net	658	540	316
Income (loss) before income taxes	(487)	(5,392)	1,654
Provision for income taxes	439	301	172
Net income (loss)	$ (926)	$ (5,693)	$ 1,482
Net income (loss) per share attributable to common stockholders:			
Basic and diluted	$ (0.06)	$ (0.73)	$ —
Weighted average number of shares used in computing net income (loss) per share attributable to common stockholders:			
Basic and diluted	15,979	7,815	7,324

The accompanying notes are an integral part of these consolidated financial statements.

MODEL N, INC.

Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Fiscal Years Ended September 30,		
	2013	2012	2011
Net income (loss)	$ (926)	$(5,693)	$1,482
Foreign currency translation loss, net of taxes	(182)	—	(72)
Total comprehensive income (loss)	$(1,108)	$(5,693)	$1,410

The accompanying notes are an integral part of these consolidated financial statements.

MODEL N, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)
(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount				
Balance at September 30, 2010	20,103	41,776	7,060	1	4,947	(48)	(56,978)	(52,078)
Issuance of common stock upon exercise of stock options	—	—	523	—	434	—	—	434
Stock-based compensation	—	—	—	—	531	—	—	531
Foreign currency translation loss, net of taxes	—	—	—	—	—	(72)	—	(72)
Net income	—	—	—	—	—	—	1,482	1,482
Balance at September 30, 2011	20,103	41,776	7,583	1	5,912	(120)	(55,496)	(49,703)
Issuance of common stock upon exercise of stock options	—	—	348	—	600	—	—	600
Issuance of restricted stock awards	—	—	200	—	—	—	—	—
Stock-based compensation	—	—	—	—	2,533	—	—	2,533
Net loss	—	—	—	—	—	—	(5,693)	(5,693)
Balance at September 30, 2012	20,103	41,776	8,131	1	9,045	(120)	(61,189)	(52,263)
Issuance of common stock upon initial public offering (IPO)	—	—	7,011	1	101,063	—	—	101,064
Reclassification of deferred offering cost from other assets to additional paid-in capital upon IPO	—	—	—	—	(3,256)	—	—	(3,256)
Conversion of convertible preferred stock to common stock upon IPO	(20,103)	(41,776)	7,250	1	41,775	—	—	41,776
Reclassification of preferred stock warrant liability to additional paid-in capital upon IPO	—	—	—	—	1,419	—	—	1,419
Adjustment to deferred offering cost	—	—	—	—	88	—	—	88
Issuance of common stock upon exercise of preferred stock warrant	—	—	72	—	—	—	—	—
Issuance of common stock upon exercise of stock options	—	—	565	—	860	—	—	860
Issuance of common stock upon release of restricted stock units	—	—	7	—	—	—	—	—
Cancellation of forfeited restricted stock awards	—	—	(37)	—	—	—	—	—
Stock-based compensation	—	—	—	—	5,038	—	—	5,038
Foreign currency translation loss, net of taxes	—	—	—	—	—	(182)	—	(182)
Net loss	—	—	—	—	—	—	(926)	(926)
Balance at September 30, 2013	—	$ —	22,999	$ 3	$156,032	$(302)	$(62,115)	$ 93,618

The accompanying notes are an integral part of these consolidated financial statements.

MODEL N, INC.

Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Years Ended September 30,		
	2013	2012	2011
Cash Flows From Operating Activities:			
Net income (loss)	$ (926)	$ (5,693)	$ 1,482
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities			
Depreciation and amortization	1,877	1,526	1,044
Amortization of intangible assets	330	234	167
Stock-based compensation	4,856	2,521	531
Loss on disposal of property and equipment	19	—	—
Amortization of debt discount	81	41	38
Changes in fair value of preferred stock warrant liability	671	345	243
Provision for doubtful accounts	9	45	1
Deferred income taxes	42	135	61
Changes in assets and liabilities:			
Accounts receivable	(3,719)	936	(7,647)
Prepaid expenses and other assets	(3,043)	(852)	(518)
Deferred cost of implementation services	925	(314)	782
Accounts payable	264	(284)	49
Accrued employee compensation	6,275	1,871	1,291
Other accrued and long-term liabilities	900	2,103	228
Deferred revenue	(8,975)	3,109	5,363
Net cash provided by (used in) operating activities	(414)	5,723	3,115
Cash Flows From Investing Activities:			
Purchase of property and equipment	(1,392)	(1,760)	(779)
Capitalization of software development costs	(3,741)	(1,145)	—
Net purchase of short-term investments	(7)	—	—
Acquisition of a business	—	(3,000)	—
Net cash used in investing activities	(5,140)	(5,905)	(779)
Cash Flows From Financing Activities:			
Proceeds from initial public offering, net of offering costs of $7.6 million	101,064	—	—
Proceeds from issuance of common stock	860	600	434
Payments for deferred offering costs	(2,914)	(220)	—
Principal payments on capital lease obligations	(586)	(537)	(232)
Proceeds from loan	—	—	7,500
Principal payments on loan	(5,208)	(2,292)	(3,516)
Net cash provided by (used in) financing activities	93,216	(2,449)	4,186
Effect of exchange rate changes on cash and cash equivalents	(80)	(21)	(46)
Net increase (decrease) in cash and cash equivalents	87,582	(2,652)	6,476
Cash and cash equivalents			
Beginning of the year	15,768	18,420	11,944
End of the year	$103,350	$15,768	$18,420
Supplemental Disclosure of Cash Flow Data:			
Cash paid for income taxes	$ 270	$ 273	$ 256
Cash paid for interest	298	634	570
Noncash Investing and Financing Activities:			
Acquisition of property and equipment under capital leases	$ —	$ 95	$ 1,040
Capitalized stock options in software development costs	182	12	—
Issuance of convertible preferred stock warrant in connection with loan financing	—	—	160
Conversion of preferred stock warrant to common stock warrant	1,419	—	—
Net settlement for exercise of common stock warrant	300	—	—
Conversion of convertible preferred stock to common stock	41,776	—	—
Deferred offering costs not yet paid	6	473	—

The accompanying notes are an integral part of these consolidated financial statements.

MODEL N, INC.

Notes to Consolidated Financial Statements

1. The Company

Model N, Inc. (Company) was incorporated in Delaware on December 14, 1999. The Company is a provider of revenue management solutions for the life science and technology industries. The Company's solutions enable its customers to maximize revenues and reduce revenue compliance risk by transforming their revenue life cycle from a series of tactical, disjointed operations into a strategic end-to-end process, which enables them to manage the strategy and execution of pricing, contracting, incentives and rebates. The Company's corporate headquarters are located in Redwood City, California, with additional offices in the United States, India, the United Kingdom and Switzerland.

Fiscal Year

The Company's fiscal year ends on September 30. References to fiscal year 2013, for example, refer to the fiscal year ended September 30, 2013.

Initial Public Offering

On March 25, 2013, the Company closed its initial public offering (IPO) whereby 7,751,000 shares of common stock were sold to the public (inclusive of 1,011,000 shares of common stock pursuant to the full exercise of an overallotment option granted to the underwriters and 740,000 shares of common stock sold by a selling stockholder). The aggregate net proceeds received by the Company from the offering were $101.1 million, net of underwriting discounts and commissions of $7.6 million. Upon the closing of the IPO, all shares of the Company's outstanding convertible preferred stock automatically converted into 7,249,987 shares of common stock, and an outstanding warrant to purchase convertible preferred stock automatically converted into a warrant to purchase 86,655 shares of common stock. In May 2013, the warrant was converted into 71,847 shares of common stock, net of the warrant price.

2. Summary of Significant Accounting Policies and Estimates

Basis for Presentation

The Company's consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates include revenue recognition, legal contingencies, income taxes, stock-based compensation, software development costs and valuation of intangibles. These estimates and assumptions are based on management's best estimates and judgment. Management regularly evaluates its estimates and assumptions using historical experience and other factors; however, actual results could differ significantly from these estimates.

Revenue Recognition

Revenues are comprised of license and implementation revenues and Software as a Service (SaaS) and maintenance revenues.

License and Implementation

License and implementation revenues include revenues from the sale of perpetual software licenses for the Company's solutions and related implementation services. Based on the nature and scope of the implementation services, the Company has concluded that generally the implementation services are essential to its customers' usability of its on-premise solutions, and therefore, the Company recognizes revenues from the sale of software licenses for its on-premise solutions and related implementation services on a percentage-of-completion basis over the expected implementation period. The Company estimates the length of this period based on a number of factors, including the number of licensed applications and the scope and complexity of the customer's deployment requirements. The percentage-of-completion computation is measured by the hours expended on the implementation of the Company's software solutions during the reporting period as a percentage of the total hours estimated to be necessary to complete the implementation of the Company's software solutions.

SaaS and Maintenance

SaaS and maintenance revenues primarily include subscription and related implementation fees from customers accessing the Company's cloud-based solutions and revenues associated with maintenance and support contracts from customers using on-premise solutions. Also included in SaaS and maintenance revenues are other revenues, including revenues related to application support, training and customer-reimbursed expenses.

SaaS arrangements include multiple elements, comprised of subscription fees and related implementation services. In SaaS arrangements where implementation services are complex and do not have a stand-alone value to the customers, the Company considers the entire arrangement consideration, including subscription fees and related implementation services, as a single unit of accounting in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2009-13, Revenue Recognition (Accounting Standards Codification (ASC) Topic 605)—*Multiple-Deliverable Revenue Arrangements*. In such arrangements, the Company recognizes SaaS revenues ratably beginning the day the customer is provided access to the subscription service through the longer of the initial contractual period or term of the expected customer relationship.

In SaaS arrangements where subscription fees and implementation services have a standalone value, the Company allocates revenue to each element in the arrangement based on a selling price hierarchy. The selling price for a deliverable is based on its vendor-specific objective evidence (VSOE), if available, third-party evidence (TPE), if VSOE is not available, or best estimated selling price (BESP), if neither VSOE nor TPE is available. As the Company has been unable to establish VSOE or TPE for the elements of its SaaS arrangements, the Company establishes the BESP for each element by considering company-specific factors such as existing pricing and discounting. The consideration allocated to subscription fees is recognized as revenue ratably over the contract period. The consideration allocated to implementation services is recognized as revenue as services are performed. The total arrangement fee for a multiple element arrangement is allocated based on the relative BESP of each element.

Maintenance and support revenues include post-contract customer support and the right to unspecified software updates and enhancements on a when and if available basis. Application support revenues include supporting, managing and administering our software solutions, and providing additional end user support. Maintenance and support revenues, and application support revenues are recognized ratably over the period in which the services are provided. The revenues from training and customer-reimbursed expenses are recognized as the Company delivers these services.

Revenue Recognition

The Company commences revenue recognition when all of the following conditions are satisfied: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable and collection is probable. However, determining whether and when some of these criteria have been satisfied often involves assumptions and judgments that can have a significant impact on the timing and amount of revenues the Company reports.

For multiple software element arrangements, the Company allocates the sales price among each of the deliverables using the residual method, under which revenue is allocated to undelivered elements based on their VSOE of fair value. VSOE is the price charged when an element is sold separately or a price set by management with the relevant authority. The Company has established VSOE for maintenance and support and training.

The Company does not offer any contractual rights of return, rebates or price protection. The Company's implementation projects generally have a term ranging from a few months to three years and may be terminated by the customer at any time. Should a loss be anticipated on a contract, the full amount of the loss is recorded when the loss is determinable. The Company updates its estimates regarding the completion of implementations based on changes to the expected contract value and revisions to its estimates of time required to complete each implementation project. Amounts that may be payable to customers to settle customer disputes are recorded as a reduction in revenues or reclassified from deferred revenue to customer payables in accrued liabilities and other long-term liabilities.

Costs of Revenues

Cost of license and implementation revenues consists primarily of personnel-related costs including salary, bonus, stock-based compensation and overhead allocation as well as third-party contractors, royalty fees paid to third parties for the right to intellectual property and travel-related expenses. Cost of SaaS and maintenance revenues consists primarily of personnel-related costs including salary, bonus, stock-based compensation and overhead allocation as well as reimbursable expenses, third-party contractors and data center-related expenses.

Deferred cost of implementation services consists of costs related to implementation services that were provided to the customer but the revenues for the services have not yet been recognized, provided however that the customer is contractually required to pay for the services. These costs primarily consist of personnel costs. As of September 30, 2013 and 2012, the deferred cost of implementation services totaled $0.8 million and $1.1 million, respectively.

Warranty

The Company provides limited warranties on all sales and provides for the estimated cost of warranties at the date of sale. The estimated cost of warranties has not been material to date.

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is their respective local currency. The Company translates all assets and liabilities of foreign subsidiaries to U.S. dollars at the current exchange rate as of the applicable consolidated balance sheet date. Revenues and expenses are translated at the average exchange rate prevailing during the period. The effects of foreign currency translations are recorded in accumulated other comprehensive loss as a separate component of stockholders' equity (deficit) in the accompanying consolidated statements of stockholders' equity (deficit). Realized gains and losses from foreign currency transactions are included in other expenses, net in the consolidated statements of operations and have not been material for all periods presented.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of three months at date of purchase to be cash equivalents. The Company's cash equivalents are comprised of U.S. treasury bills and money market funds, and are maintained with financial institutions with high credit ratings. The deposits in money market funds are not federally insured.

Concentration of Credit Risk and Significant Customers

Credit risk is the risk of loss from amounts owed by financial counterparties. Credit risk can occur at multiple levels; as a result of broad economic conditions, challenges within specific sectors of the economy, or from issues affecting individual companies. Financial instruments that potentially subject the Company to credit risk consist of cash equivalents and accounts receivable.

The Company maintains cash and cash equivalents with major financial institutions. The Company's cash and cash equivalents consist of bank deposits held with banks, U.S. treasury bills and money market funds that, at times, exceed federally insured limits. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality and by performing periodic evaluations of its investments and of the relative credit standing of these financial institutions.

In the normal course of business, the Company is exposed to credit risk from its customers. To reduce credit risk, the Company performs ongoing credit evaluations of its customers.

The following customers comprised 10% or more of the Company's accounts receivable at September 30, 2013 and 2012 and of the Company's total revenues for the fiscal years ended September 30, 2013, 2012 and 2011, respectively:

	As of September 30	
	2013	2012
Accounts Receivable		
Company A	21%	14%
Company B	14	*
Company C	10	11
Company D	*	14
Company E	*	*

	Fiscal Years Ended September 30,		
	2013	2012	2011
Revenue			
Company A	12%	14%	*%
Company B	*	*	*
Company C	12	*	*
Company D	*	10	15
Company E	*	*	12

* Less than 10%

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. The allowance for doubtful accounts is based on management's assessment of the collectability of accounts. The Company regularly reviews the adequacy of this allowance for doubtful accounts by considering historical experience, the age of the accounts receivable balances, the credit quality of the customers, current economic conditions, and other factors that may affect customers' ability to pay to determine whether a specific allowance is appropriate. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified. The table below presents the changes in the allowance for doubtful accounts for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

	Fiscal Years Ended September 30,		
	2013	2012	2011
	(in thousands)		
Opening balance	$ 55	$ 10	$ 9
Provision for doubtful accounts, net of reversals and recoveries	48	55	10
Write offs	(57)	(10)	(9)
Closing balance	$ 46	$ 55	$10

Revenue that has been recognized, but for which the Company has not invoiced the customer, amounting to $1.6 million and $2.3 million is recorded as unbilled receivables and is included in accounts receivables in the consolidated balance sheets as of September 30, 2013 and 2012, respectively. Invoices that have been issued before revenue has been recognized are recorded as deferred revenue in the consolidated balance sheets.

Property and Equipment, Net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation of property and equipment is calculated using straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of lease term or estimated useful lives of the assets.

The estimated useful lives of property and equipment are as follows:

Computer software and equipment	2-5 years
Furniture and fixtures	2-5 years
Leasehold improvements	Shorter of the lease term or estimated useful life
Software development costs	3 years

Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are charged to expense as incurred. Upon retirement or sale of property and equipment, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in statement of operations.

Capital Leases

Computer equipment leases are capitalized when the Company assumes substantially all risks and benefits of ownership of the computer equipment. Accordingly, the Company records the asset and obligation at an amount equal to the lesser of the fair market value of the computer equipment or the net present value of the minimum lease payments at the inception of the lease. Leased computer equipment is depreciated using the straight-line basis over the shorter of its estimated useful life or the lease term.

Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate that carrying amounts of its long-lived assets, including property and equipment and intangible assets may not be recoverable. When such events or changes in circumstances occur, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through their undiscounted expected future cash flows. If the future undiscounted cash flows are less than the carrying amount of these assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. The Company did not recognize any impairment charges on its long-lived assets during any periods presented.

Goodwill and Other Intangible Assets

The Company records goodwill when consideration paid in a purchase acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized, but rather is tested for impairment annually or more frequently if facts and circumstances warrant a review. The Company has determined that there is a single reporting unit for the purpose of goodwill impairment tests. The Company performs a goodwill impairment test annually during the fourth quarter of its fiscal year and more frequently if an event or circumstance indicates that impairment may have occurred. Such events or circumstances may include significant adverse changes in the general business environment, among other things. If the conclusion of a qualitative assessment is that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company estimates the fair value of the reporting unit and compares this amount to the carrying value of the reporting unit. If the Company determines that the carrying value of the reporting unit exceeds its fair value, an impairment charge would be required. During the fourth quarter of fiscal 2013, the Company completed its annual impairment test of goodwill. Based upon the qualitative assessment, the Company determined that its goodwill was not impaired as of September 30, 2013. The Company did not record any charges related to goodwill impairment during any periods presented.

Other intangible assets, consisting of developed technology, backlog, non-competition agreements and customer relationships, are stated at fair value less accumulated amortization. All intangible assets have been determined to have finite lives and are amortized on a straight-line basis over their estimated remaining economic lives, ranging from three to five years. Amortization expense related to developed technology is included in cost of SaaS and maintenance revenue while amortization expense related to backlog, non-competition agreements and customer relationships is included in sales and marketing expense.

Fair Value of Financial Instruments

The financial instruments of the Company consist primarily of cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities. The Company regularly reviews its financial instruments portfolio to identify and evaluate such instruments that have indications of possible impairment. When there is no readily available market data, fair value estimates are made by the Company, which involves some level of management estimation and judgment and may not necessarily represent the amounts that could be realized in a current or future sale of these assets.

Based on borrowing rates currently available to the Company for financing obligations with similar terms and considering the Company's credit risks, the carrying value of the financing obligation approximates fair value.

Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The current accounting guidance for fair value instruments defines a three-level valuation hierarchy for disclosures as follows:

Level 1—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2—Input other than quoted prices included in Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs for similar assets and liabilities that are observable or can be corroborated by observable market data; and

Level 3—Unobservable inputs that are supported by little or no market activity, which requires the Company to develop its own models and involves some level of management estimation and judgment.

The Company's Level 1 assets consist of U.S. treasury bills and money market funds. These instruments are classified within Level 1 of the fair value hierarchy because they are valued based on quoted market prices in active markets.

The Company's Level 3 liabilities consist of a convertible preferred stock warrant (prior to the closing of the IPO on March 25, 2013) and contingent consideration payable in connection with a business acquisition. Contingent consideration payable in connection with a business acquisition is valued using a probability weighted expected payout model to determine the expected payout to calculate the fair value. The key assumptions in applying the approach are the internal forecasted sales and contributions for the acquired business, the probability of achieving the milestone and an appropriate discount rate.

Research and Development and Capitalization of Software Development Costs

The Company generally expenses costs related to research and development, including those activities related to software solutions to be sold, leased or otherwise marketed. As such development work is essentially completed concurrently with the establishment of technological feasibility, and accordingly, the Company has not capitalized any such development costs.

The Company capitalizes certain software development costs incurred in connection with its cloud-based software platform for internal use. The Company capitalizes software development costs when application development begins, it is probable that the project will be completed, and the software will be used as intended. When development becomes substantially complete and ready for its intended use, such capitalized costs will be amortized on a straight-line basis over the estimated useful life of the related asset, which is generally three years. Costs associated with preliminary project stage activities, training, maintenance and all post implementation stage activities are expensed as incurred. The Company capitalized software development costs of $3.9 million and $1.2 million during the fiscal years ended September 30, 2013 and 2012, respectively.

Sales Commissions

Sales commissions are recognized as an expense upon contract signing. Substantially all of the compensation due to the sales force is earned at the time of the contract signing, with limited ability to recover any commissions paid if a contract is terminated.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred. The Company incurred no advertising and promotion costs during the fiscal years ended September 30, 2012 and 2011. The Company incurred $1,000 of advertising and promotion costs during the fiscal year ended September 30, 2013.

Employee Benefit Plan

The Company has a savings plan that qualifies under Section 401(k) of the Internal Revenue Code (IRC). There were no matching or discretionary employer contributions made to this plan during any periods presented.

Stock-Based Compensation

Stock-based compensation expense for all share-based payment awards granted to our employees and directors including stock options and restricted stock is measured and recognized based on the estimated fair value of the award on the grant date. The Company uses the Black-Scholes-Merton valuation model to estimate the fair value of stock option awards. The fair value is recognized as expense, net of estimated forfeitures on a straight-line basis, over the requisite service period, which is generally the vesting period of the respective award. The Black-Scholes-Merton valuation model requires the use of subjective assumptions to determine the fair value of stock option awards, including the expected stock price volatility over the expected term of the options, stock option exercise and cancellation behaviors, risk-free interest rates and expected dividends. The Company periodically estimates the portion of awards which will ultimately vest based on its historical forfeiture experience. These estimates are adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from the prior estimates.

Income Taxes

The Company accounts for income taxes in accordance with the FASB ASC No. 740—*Accounting for Income Taxes* (ASC 740). The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to our tax provision in the subsequent period when such a change in estimate occurs.

The Company regularly assesses the likelihood that its deferred income tax assets will be realized from future taxable income based on the realization criteria set forth in ASC 740. To the extent that the Company believes any amounts are not more likely than not to be realized, the Company records a valuation allowance to reduce the deferred income tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income and the feasibility of tax planning strategies. In the event the Company determines that all or part of the net deferred tax assets are not realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. Similarly, if the Company subsequently realizes deferred income tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

As of September 30, 2013 and 2012, the Company had gross deferred income tax assets, related primarily to net operating loss (NOL) carry forwards, deferred revenues, accruals and reserves that are not currently deductible and depreciable and amortizable items of $26.9 million and $27.5 million, respectively, which have been fully offset by a valuation allowance. Utilization of these net loss carry forwards is subject to the limitations of IRC Section 382. The Company recently concluded a study of NOL carry forwards and has determined that as of September 30, 2013 most of its NOL carry forwards are not subject to the limitations of IRC Section 382. However, in the future, some portion or all of these carry forwards may not be available to offset any future taxable income.

Segment

The Company has one operating segment with one business activity, developing and monetizing revenue management solutions. The Company's Chief Operating Decision Maker (CODM) is its Chief Executive Officer, who manages operations on a consolidated basis for purposes of allocating resources. When evaluating performance and allocating resources, the CODM reviews financial information presented on a consolidated basis, accompanied by disaggregated information for the business operations of revenue management solutions.

Net Income (Loss) per Share

The Company's basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding for the period, which excludes unvested restricted stock awards. The diluted net income (loss) per share attributable to common stockholders is computed by giving effect to all potentially dilutive common stock equivalents outstanding for the period. For purposes of this calculation, convertible preferred stock, warrants outstanding, options to purchase common stock, unvested restricted stock awards and unvested restricted stock units are considered to be common stock equivalents.

Since the Company has issued securities other than common stock that participate in dividends with the common stock, or participating securities, it is required to apply the two-class method to compute the net income (loss) per share attributable to common stockholders. The Company determined that as of the end of its fiscal years 2012 and 2011, it has participating securities outstanding in the form of noncumulative convertible preferred stock that share in dividends with common stock. The two-class method requires that the Company calculate the net income per share using net income attributable to the common stockholders which will differ from the Company's net income. Net income attributable to the common stockholders is generally equal to the net income less assumed periodic preferred stock dividends with any remaining earnings, after deducting assumed dividends, to be allocated on a pro rata basis between the outstanding common and preferred stock as of the end of each period.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes foreign currency translation adjustments. In June 2011, the FASB issued ASU No. 2011-05—*Comprehensive Income (Topic 220): Presentation of Comprehensive Income* to provide guidance on increasing the prominence of items reported in other comprehensive income (loss). This accounting standard update requires that the total of comprehensive income (loss), the components of net income (loss), and the components of other comprehensive income (loss) be presented either in a single continuous statement of comprehensive income (loss) or in two separate but consecutive statements. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and is to be applied retrospectively for all periods presented. Early adoption is permitted. The Company adopted this guidance in the accompanying consolidated financial statements, and, accordingly, comprehensive income (loss) is included as a separate financial statement that directly follows the Consolidated Statements of Operations.

Out-of-Period Adjustments

For the fiscal year ended September 30, 2011, the Company recorded revenues of $0.1 million, which were related to the prior year. The Company has determined that the impact of these adjustments recorded in the fiscal year ended September 30, 2011 were immaterial to its consolidated financial statements in the period in which the adjustments were recorded, as well as prior periods.

Recently Adopted Accounting Pronouncements

In July 2012, the FASB issued ASU No. 2012-02—*Intangibles—Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment* intended to simplify how an entity tests indefinite lived intangible assets other than goodwill for impairment by providing entities with an option to perform a qualitative assessment to determine whether further impairment testing is necessary. This accounting standard update is effective for fiscal years beginning after September 15, 2012. The Company adopted this update in the first quarter of fiscal year 2013.

New Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11—*Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists*. This update generally requires, with some exceptions, an entity to present its unrecognized tax benefits as it relates to its NOL carry forwards, similar tax losses, or tax credit carry forwards, as a reduction of deferred tax assets when settlement in this regard is available under the tax law of the applicable taxing jurisdiction as of the balance sheet reporting date. It is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. Retrospective application is permitted. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements

In March 2013, the FASB issued ASU No. 2013-05—*Parent's Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity* to resolve the diversity in practice regarding the release into net income of the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. This update will be effective for fiscal years beginning after December 15, 2013. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements, absent any material transactions involving the derecognition of subsidiaries or groups of assets within a foreign entity.

In February 2013, the FASB issued ASU No. 2013-02—*Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income* to improve the reporting of reclassifications out of accumulated other comprehensive income. This update requires the effect of significant reclassifications out of accumulated other comprehensive income be shown by component only if the amount reclassified is required to be reclassified to net income under U.S. GAAP. If the reclassification to net income is not required under U.S. GAAP, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. This update will be effective for fiscal years beginning after December 15, 2012. The Company does not expect the adoption of this update will have a material impact on its consolidated financial statements.

In October 2012, the FASB issued ASU No. 2012-04—*Technical Corrections and Improvements*. The amendments in this ASU cover a wide range of topics in the ASC. These amendments include technical corrections and improvements to the ASC and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal years beginning after December 15, 2012. The Company does not expect this to have a material impact on its consolidated financial statements.

In December 2011, the FASB issued ASU No. 2011-11—*Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* requiring enhanced disclosures about certain financial instruments and derivative instruments that are offset in the consolidated balance sheets or that are subject to enforceable master netting arrangements or similar agreements. This update will be effective for annual reporting periods beginning on or after January 1, 2013, at which time the Company will include the required disclosures. The Company does not expect this to have a material impact on the consolidated financial statements.

3. Consolidated Balance Sheet Components

Components of prepaid expenses, property and equipment, goodwill and intangibles, other assets, accrued employee compensation and accrued liabilities consisted of the following:

Prepaid Expenses

	As of September 30,	
	2013	2012
	(in thousands)	
Prepaid royalties	$ 190	$ 533
Prepaid taxes	185	260
Other prepaid expenses	2,850	1,453
Total prepaid expenses	$3,225	$2,246

Property and Equipment

	As of September 30,	
	2013	2012
	(in thousands)	
Computer software and equipment	$ 6,820	$ 6,919
Furniture and fixtures	1,130	1,157
Leasehold improvements	733	792
Software development costs	5,080	1,158
Total property and equipment	13,763	10,026
Less: Accumulated depreciation and amortization	(5,894)	(5,713)
Property and equipment, net	7,869	4,313
Add: Construction in progress	2	277
Total property and equipment, net	$ 7,871	$ 4,590

Computer equipment acquired under the capital leases is included in property and equipment and consisted of the following:

	As of September 30,	
	2013	2012
	(in thousands)	
Computer software and equipment	$ 1,376	$1,470
Less: Accumulated depreciation and amortization	(1,096)	(691)
Total computer software and equipment, net	$ 280	$ 779

Depreciation and amortization expense including depreciation of assets under capital leases totaled $1.9 million and $1.5 million for the fiscal years ended September 30, 2013 and 2012, respectively.

Goodwill and Intangible Assets

	Estimated Useful Life (in Years)	As of September 30, 2013	As of September 30, 2012
		(in thousands)	
Goodwill:			
Balance at beginning of period		$ 1,509	$ 319
Acquired during the period[1]		—	1,190
Balance at end of period		$ 1,509	$ 1,509
Intangible Assets:			
Developed technology[1]	5	$ 2,214	$ 2,760
Backlog[1]	5	100	100
Non-competition agreements[1]	3	100	100
Customer relationships[1]	3	1,018	1,018
Less: Accumulated amortization		(2,514)	(2,730)
Total intangible assets		$ 918	$ 1,248

[1] Additions in the fiscal year ended September 30, 2012 are due to LeapFrogRx acquisition—see Note 4

The Company recorded amortization expense related to the acquired intangible assets of $0.3 million and $0.2 million during the fiscal years ended September 30, 2013 and 2012, respectively.

Estimated future amortization expense for the intangible assets as of September 30, 2013 is as follows:

	Fiscal Years Ending September 30,
	(in thousands)
2014	$331
2015	270
2016	245
2017	72
Total future amortization	$918

Other Assets

	As of September 30, 2013	As of September 30, 2012
	(in thousands)	
Deferred offering costs	$—	$ 693
Deferred cost of implementation services, net of current portion	319	—
Other	307	447
Total other assets	$626	$1,140

Accrued Employee Compensation

	As of September 30, 2013	As of September 30, 2012
	(in thousands)	
Consideration in connection with acquisition (Note 4)	$ 1,373	$1,649
Restructuring (Note 12)	1,182	—
Accrued employee benefits	11,386	6,001
Total accrued employee compensation	$13,941	$7,650

Accrued Liabilities

	As of September 30, 2013	As of September 30, 2012
	(in thousands)	
Taxes payable	$ 232	$ 37
Other customer payables	150	1,648
Other accrued liabilities	2,466	2,747
Total accrued liabilities	$2,848	$4,432

4. Acquisition

On January 18, 2012, the Company acquired certain assets of LeapFrogRx, Inc. (LeapFrogRx), a privately held cloud-based analytics solution provider for the pharmaceutical industry. The Company paid total purchase consideration of $3.0 million in cash.

The purchase price was allocated to tangible and identifiable intangible assets acquired and liabilities assumed based on their respective fair values on the date of acquisition. The purchase accounting allocation resulted in intangible assets of $1.5 million and goodwill of $1.2 million. Intangible assets acquired included developed technology, backlog, non-competition agreements and customer relationships, and are being amortized on a straight-line basis over their estimated useful lives of 3 to 5 years. The key factors attributable to the creation of goodwill by the transaction are synergies in skill-sets, operations, customer base and organizational cultures.

The allocation of the purchase price was as follows:

	Amount
	(in thousands)
Tangible assets	$ 685
Intangible assets:	
Developed technology	1,124
Backlog	100
Non-competition agreements	100
Customer relationships	158
Liabilities assumed	(1,024)
Payments due from seller	667
Goodwill	1,190
Total purchase price	$ 3,000

Retention-Related Payments

In addition to the total purchase consideration of $3.0 million, the Company is contingently obligated to make additional payments, as described below, which are expected to be incurred through January 2015. These cash payments are subject to future employment and are considered compensatory in nature and are being recognized as compensation expense.

The Company made a payment of $3.0 million in July 2012. Additionally, payments of $1.0 million are due on each of January 2013, 2014 and 2015. Due to the employment service criteria associated with these payments, expenses are being recognized ratably over the term of each payment beginning from the date of the acquisition. The Company recognized compensation expenses of $1.1 million and $4.3 million during the fiscal year ended September 30, 2013 and 2012, respectively.

In addition, up to $1.0 million of earn-out consideration is payable each year based on revenue recognized during the twelve-month period ending January 2013 and the twelve-month period ending January 2014. Due to the employment service criteria associated with these payments, expenses are being recognized ratably over the term of each payment beginning from the date of acquisition. The Company recognized credits of $0.4 million and expenses of $0.4 million during the fiscal year ended September 30, 2013 and 2012, respectively.

The Company offered one-time retention bonus amounts to the former employees of LeapFrogRx, totaling $0.3 million payable in January 2013 and guaranteed bonus payments totaling $0.4 million for the fiscal year ended September 30, 2012, subject to continuous employment. In addition, the Company issued 200,000 shares of restricted stock to certain employees of LeapFrogRx (see Note 8).

Included in the Company's consolidated statement of operations for the fiscal year ended September 30, 2012, were revenues of approximately $6.0 million from LeapFrogRx since its acquisition in January 2012.

Pro Forma Results

Pro forma results assuming that the acquisition had occurred as of October 1, 2010 would have resulted in total revenues and a net loss of $87.5 million and $5.8 million, respectively, for the fiscal year ended September 30, 2012 and total revenues and net income of $74.4 million and $1.0 million, respectively, for the fiscal year ended September 30, 2011.

5. Financial Instruments

The table below sets forth the Company's cash equivalents and liabilities as of September 30, 2013 and 2012, which are measured at fair value on a recurring basis by level within the fair value hierarchy. The assets are classified based on the lowest level of input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
		(in thousands)		
As of September 30, 2013:				
Assets:				
Cash equivalents:				
U.S. treasury bills	$95,508	$—	$—	$95,508
As of September 30, 2012:				
Assets:				
Cash equivalents:				
Money market funds	$14,387	$—	$—	$14,387
Liabilities:				
Contingent consideration in connection with a business acquisition (Note 4)	$ —	$—	$354	$ 354
Convertible preferred stock warrant (Note 7)	$ —	$—	$748	$ 748

The Company performed the final re-measurement of the convertible preferred stock warrant at the closing date of its IPO on March 25, 2013, and reclassified the warrant from other long-term liabilities to additional paid-in capital.

The Company decreased the balance of contingent consideration payable in connection with a business acquisition to zero and accordingly recognized a credit of $0.4 million for the fiscal year ended September 30, 2013 because the probability of achieving the milestone was considered remote.

Cash equivalents in the above table exclude $7.8 million and $1.4 million held in cash by the Company in its bank accounts as of September 30, 2013 and 2012, respectively.

There were no transfers of assets and liabilities measured at fair value between Level 1 and Level 2, or between Level 2 and Level 3, during the fiscal years ended September 30, 2013 and 2012.

The following tables show the Company's available-for-sale securities' adjusted cost, gross unrealized gains, gross unrealized losses and fair value recorded as cash equivalents as of September 30, 2013:

	Adjusted Cost	Unrealized Gains	Unrealized Losses	Fair Value
		(in thousands)		
Cash equivalents:				
U.S. treasury bills	$95,508	$—	$—	$95,508

6. Commitments and Contingencies

Leases

The Company leases facilities under noncancelable operating leases, and leases certain computer equipment under capital leases and acquired certain equipment under an equipment loan. The operating lease for the

Company's facility in Redwood City, California was renewed for an additional 36 months beginning in July 2011. Rent expense under noncancelable operating leases for the fiscal years ended September 30, 2013 and 2012 was $1.7 million and $1.5 million, respectively.

Loan Financing Arrangements

In October 2010, the Company entered into an amended and restated loan and security agreement with a lender and refinanced its revolving credit facility with a term loan of $7.5 million. The principal amount outstanding bears a fixed interest rate at 8.0% per annum. This amended and restated loan and security agreement required interest only payments until October 1, 2011 and thirty six (36) equal monthly installments of principal with accrued interest thereafter until maturity on October 1, 2014. In connection with the amended and restated loan and security agreement, a warrant to purchase 86,655 shares of Series C Preferred Stock at an exercise price of $3.462 per share was issued to the lender (see Note 7). The Company pledged all assets excluding any intellectual property to the lender as collateral. The Company repaid this term loan in full in May 2013.

As of September 30, 2012, the Company had outstanding borrowings of $5.2 million. For the fiscal years ended September 30, 2013 and 2012, the Company recorded interest expense of $0.4 million and $0.5 million, respectively.

As of September 30, 2013, future minimum payments under operating leases and capital leases were as follows:

	Operating Leases	Capital Lease	Total
	(in thousands)		
2014	$1,494	$330	$1,824
2015	496	—	496
2016	355	—	355
2017	260	—	260
2018	196	—	196
Thereafter	—	—	—
Total future minimum payments	$2,801	$330	$3,131
Less: Amounts representing interest payments		(12)	
Obligations excluding interest, classified under current liabilities		$318	

Indemnification Obligations

Each of the Company's software licenses contains the terms of the contractual arrangement with the customer and generally includes certain provisions for defending the customer against any claims that the Company's software infringes upon a patent, copyright, trademark, or other proprietary right of a third party. The software license also provides for indemnification by the Company of the customer against losses, expenses, and liabilities from damages that may be assessed against the customer in the event the Company's software is found to infringe upon such third party rights.

The Company has not had to reimburse any of its customers for losses related to indemnification provisions, and there were no material claims against the Company outstanding as of September 30, 2013 and 2012. For several reasons, including the lack of prior indemnification claims and the lack of a monetary liability limit for certain infringement cases under the software license, the Company cannot estimate the amount of potential future payments, if any, related to indemnification provisions.

As permitted under Delaware law, the Company has indemnification arrangements with respect to its officers and directors, indemnifying them for certain events or occurrences while they serve as officers or directors of the Company.

Legal Proceedings

From time to time, the Company is involved in various legal proceedings arising from the normal course of its business activities. The Company is not presently a party to any litigation the outcome of which, it believes, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on its financial position, results of operations, or cash flows.

7. Convertible Preferred Stock

Upon the closing of the IPO, all outstanding shares of convertible preferred stock were converted into shares of common stock, and an outstanding warrant to purchase convertible preferred stock automatically converted into a warrant to purchase 86,655 shares of common stock.

Convertible Preferred Stock Warrant

On October 19, 2010, in connection with a loan agreement, the Company issued a warrant to purchase 86,655 shares of the Company's Series C Preferred Stock at an exercise price of $3.462 per share. The warrant is exercisable in whole or in part at any time on or before the expiration date of the 10-year anniversary from the issuance date. Upon the closing of the IPO, this warrant automatically converted into a warrant to purchase the same number of shares of common stock at the same exercise price per share.

Prior to the closing of the IPO, the Company re-measured the fair value of the preferred stock warrant at each balance sheet date. The fair value of the outstanding warrant was classified within non-current liabilities on the condensed consolidated balance sheets, and any changes in fair value were recognized as a component of other (income) expenses, net in the consolidated statements of operations.

Upon the closing of the IPO, the warrant was reclassified from liability to equity and the Company will no longer record any mark-to-market changes in the fair value of the warrant. The Company performed the final re-measurement of the warrant on March 25, 2013, the closing date of the IPO, and recorded an expense of $0.7 million arising from the revaluation during the three months ended March 31, 2013. In May 2013, the warrant was converted into 71,847 shares of common stock, net of the warrant price.

The fair value of the outstanding warrant was determined using the Black-Scholes-Merton option-pricing model. The fair value of the warrant was estimated using the following assumptions for the periods presented below.

	Fiscal Years Ended September 30,		
	2013	2012	2011
Risk-free interest rate	0.92%	0.83%	2.35%
Dividend yield	—	—	—
Volatility	45%	53%	40%
Expected term (in years)	5.92	8.05	9.05

The change in the fair value of the convertible preferred stock warrant liability is summarized below:

	Fiscal Years Ended September 30,		
	2013	2012	2011
	(in thousands)		
Opening balance	$ 748	$403	$—
Issuance of convertible preferred stock warrant	—	—	160
Increase in fair value	671	345	243
Reclassification of warrant liability to additional paid-in capital	(1,419)	—	—
Closing balance	$ —	$748	$403

8. Stock-Based Compensation

Stock Plans

The Company's board of directors (Board) adopted the 2013 Equity Incentive Plan (2013 Plan) in February 2013, and the stockholders approved the 2013 Plan in March 2013. The 2013 Plan became effective on March 18, 2013 and will terminate in February 2023. The 2013 Plan serves as the successor equity compensation plan to the 2010 Equity Incentive Plan (2010 Plan). The 2013 Plan was approved with a reserve of 8.0 million shares, which consists of 2.5 million shares of the Company's common stock reserved for future issuance under the 2013 Plan and shares of common stock previously reserved but unissued under the 2010 Plan. In addition, any shares of common stock subject to outstanding awards under the 2010 Plan and 2000 Stock Plan (2000 Plan) that are issuable upon the exercise of options that expire without having been exercised in full, are forfeited or repurchased by us at the original purchase price or are used to pay the exercise price or withholding obligations related to any award will be available for future grant and issuance under the 2013 Plan. Additionally, the 2013 Plan provides for automatic increases in the number of shares available for issuance under it on October 1 of each of the first four calendar years during the term of the 2013 Plan by the lesser of 5% of the number of shares of common stock issued and outstanding on each September 30 immediately prior to the date of increase or the number determined by our board of directors. No further grants will be made under the 2010 Plan, and the balances under the 2010 Plan have been transferred to the 2013 Plan. The 2013 Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, performance stock awards, restricted stock units and stock bonuses. Awards generally vest over four years and expire ten years from the date of grant.

On June 15, 2010, the Board adopted the 2010 Plan under which employees, directors, and other eligible participants of the Company or any subsidiary of the Company may be granted incentive stock options, nonstatutory stock options and all other types of awards to purchase shares of the Company's common stock.

In 2000, the Board adopted the 2000 Plan under which employees, directors and other eligible participants may be granted incentive stock options or nonstatutory stock options to purchase shares of the Company's common stock.

Employee Stock Purchase Plan

The 2013 Employee Stock Purchase Plan (ESPP) became effective on March 19, 2013. The ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 15% of their eligible compensation, at not less than 85% of the fair market value, as defined in the ESPP, subject to any plan limitations. Except for the initial offering period, the ESPP provides for six-month offering periods, starting on February 20 and August 20 of each year. The initial offering period began on March 19, 2013 and will end on February 19, 2014.

Restricted Stock Awards Issued to Certain Employees in Connection with the LeapFrogRx Acquisition

In January 2012, the Company issued 200,000 shares of common stock to certain employees of LeapFrogRx in connection with the acquisition of LeapFrogRx. Of these shares, 36,818 shares were forfeited and 29,849 shares were subject to repurchase as of September 30, 2013. The total fair value on their respective vesting dates of restricted stock awards vested during the fiscal year ended September 30, 2013 was $0.4 million.

Activities of Stock Options, Restricted Stock Units and Restricted Stock Awards

		Outstanding Awards				
	Shares Available for Grant	Number of Stock Options	Weighted Average Exercise Price	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Awards
			(in thousands, except exercise price)			
Balance at September 30, 2011	989	3,787	$ 1.62	—	$ —	—
Increase in shares reserved	1,333	—	—	—	—	—
Granted	(1,788)	1,568	10.05	20	10.92	200
Exercised/released	—	(348)	1.74	—	—	(200)
Forfeited	282	(282)	4.44	—	—	—
Expired	166	(166)	1.59	—	—	—
Balance at September 30, 2012	982	4,559	4.34	20	10.92	—
Increase in shares reserved	2,761	—	—	—	—	—
Granted	(1,360)	272	13.86	1,088	15.73	—
Exercised/released	—	(565)	1.52	(7)	12.27	—
Forfeited	502	(355)	8.00	(110)	15.57	(37)
Cancelled	—	—	—	—	—	37
Expired	43	(43)	4.35	—	—	—
Balance at September 30, 2013	2,928	3,868	$ 5.07	991	$15.68	—

The following table summarizes certain information of the stock options as of September 30, 2013:

	Options Outstanding			
	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
	(in thousands)			(in millions)
Vested and expected to vest	3,665	$4.71	5.14	$21.0
Exercisable	2,913	$3.09	4.22	$20.3

The following table summarizes certain information of the unvested awards as of September 30, 2013:

	As of September 30, 2013			
	Stock Options	Restricted Stock Units	Restricted Stock Awards	ESPP
Total compensation cost for unvested (in millions)	$ 3.4	$ 8.6	$ 0.1	$ 0.7
Weighted-average period to recognize (in years)	2.63	3.23	0.30	0.39

The following table summarizes certain information of the stock options for periods presented:

	Fiscal Years Ended September 30,		
	2013	2012	2011
	(in millions, except grant date fair value)		
Weighted average per share grant date fair value	$6.64	$4.50	$0.78
Total intrinsic value of stock options exercised	$ 7.0	$ 3.0	$ 0.6
Total fair value of shares vested	$ 0.6	$ 0.3	$ 0.5

Stock-based Compensation

Stock-based compensation included in expenses above is as follows:

	Fiscal Years Ended September 30		
	2013	2012	2011
	(in thousands)		
Cost of revenues:			
License and implementation	$ 591	$ 298	$ 92
SaaS and maintenance	622	561	29
Research and development	747	297	127
Sales and marketing	1,687	1,103	108
General and administrative	1,209	262	175
Total stock-based compensation expenses	$4,856	$2,521	$531

	Fiscal Years Ended September 30		
	2013	2012	2011
	(in thousands)		
Stock options	$1,813	$1,293	$531
Restricted stock awards	436	1,240	—
Restricted stock units	1,829	—	—
ESPP	960	—	—
Total stock-based compensation	5,038	2,533	531
Less: Stock options capitalized as software development cost	(182)	(12)	—
Total stock-based compensation expenses	$4,856	$2,521	$531

Valuation Assumptions

The following table presents the weighted-average assumptions used to estimate the fair value of stock options granted during the periods presented:

	Fiscal Years Ended September 30,		
	2013	2012	2011
Common stock valuation	$13.95	$9.57	$1.86
Risk-free interest rate	1.10%	0.97%	2.00%
Dividend yield	—	—	—
Volatility	50%	50%	40%
Expected term (in years)	6.08	6.01	6.08

The expected terms of options granted were calculated using the simplified method, determined as the average of the contractual term and the vesting period. Estimated volatility is derived from the historical closing prices of common shares of similar entities whose share prices are publicly available for the expected term of the option. The risk-free interest rate is based on the U.S. treasury constant maturities in effect at the time of grant for the expected term of the option. We use historical data to estimate the number of future stock option forfeitures.

The following table presents the weighted-average assumptions used to estimate the fair value of the ESPP during the period from March 19, 2013 to September 30, 2013:

Risk-free interest rate	0.15%
Dividend yield	—
Volatility	36%
Expected term (in years)	0.91

9. Income Taxes

The components of income (loss) before income taxes are as follows:

	Fiscal Years Ended September 30,		
	2013	2012	2011
		(in thousands)	
Domestic	$(1,340)	$(6,114)	$1,098
Foreign	853	722	556
Income (loss) before taxes	$ (487)	$(5,392)	$1,654

The Company has made no provisions for U.S. income taxes on approximately $1.6 million of cumulative undistributed earnings of certain foreign subsidiaries at September 30, 2013 because it is the Company's intention to reinvest such earnings permanently. The determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

The components of the provision for income taxes are as follows:

	Fiscal Years Ended September 30,		
	2013	2012	2011
		(in thousands)	
Current			
Federal	$—	$—	$—
State	54	8	31
Foreign	355	267	141
	409	275	172
Deferred			
Federal	27	23	—
State	3	3	—
Foreign	—	—	—
	30	26	—
Total provision for income taxes	$439	$301	$172

Reconciliation of the statutory federal income tax to the Company's effective tax:

	Fiscal Years Ended September 30,		
	2013	2012	2011
		(in thousands)	
Tax at statutory federal rate	$ (165)	$(1,833)	$ 563
State tax, net of federal benefit	54	(214)	81
Permanent differences	1,053	87	308
Foreign tax rate differential	65	22	(48)
Change in valuation allowance	128	2,670	(435)
Research and development tax credits	(726)	(393)	(511)
Foreign tax credits	(27)	—	—
Change in deferred tax liabilities	30	—	—
Change in state effective rate	—	—	266
Prior period true-ups	—	—	46
Other	27	(38)	(98)
Total provision for income taxes	$ 439	$ 301	$ 172

The Company is subject to income taxes in U.S. federal and various state, local and foreign jurisdictions. The tax years ended from September 2000 to September 2013 remain open to examination due to the carryover of unused net operating losses or tax credits.

Deferred tax assets and liability consisted of the following:

	As of September 30,	
	2013	2012
	(in thousands)	
Deferred tax assets		
Depreciation and amortization	$ (1,147)	$ 388
Accruals and other	5,005	2,097
Deferred revenue	877	1,829
NOL carry forward	16,416	18,479
Research and development tax credits	5,744	4,722
Total deferred tax assets	26,895	27,515
Valuation allowance	(26,895)	(27,515)
Net deferred tax assets	$ —	$ —
Deferred tax liability, noncurrent	$ 56	$ 26

A valuation allowance is provided when it is more likely than not that the deferred tax assets will not be realized. The Company has established a valuation allowance to offset net deferred tax assets as of September 30, 2013 and 2012 due to the uncertainty of realizing future tax benefits from its NOL carry forwards and other deferred tax assets. The net change in the total valuation allowance for the fiscal year ended September 30, 2013 was a reduction of approximately $0.6 million.

At September 30, 2013, the Company had federal and California NOL carry forwards of approximately $45.3 million and $24.6 million, respectively. The federal and California NOL will begin expiring in 2021 and 2014, respectively. At September 30, 2013, the Company also had other state NOL carry forwards of approximately $0.5 million which will begin expiring in 2014. At September 30, 2013, the Company had federal and state research credit carry forwards of approximately $4.0 million and $4.7 million, respectively. The federal research and development credit carryforwards will begin expiring in 2020. The California tax credit can be carried forward indefinitely.

The Company is tracking its deferred tax assets attributable to stock option benefits in a separate memo account pursuant to ASC 718. Therefore, these amounts are not included in the Company's gross or net deferred tax assets. At September 30, 2013 and 2012, the Company had stock option benefits of approximately $0.9 million and $0.5 million, respectively. Pursuant to ASC 718, the stock option benefits will be recorded to equity when they reduce cash taxes payable.

IRC Section 382 places a limitation (Section 382 Limitation) on the amount of taxable income that can be offset by NOL carry forwards after a change in control over a specified period of a loss corporation. The State of California has similar rules. Generally, after a control change, a loss corporation cannot deduct NOL carry forwards in excess of the Section 382 Limitation. An IRC Section 382 analysis has been performed as of September 30, 2013 and the Company determined there would be no effect on the NOL deferred tax asset.

As of September 30, 2013, the Company had unrecognized tax benefits of approximately $2.0 million. It is unlikely that the amount of liability for unrecognized tax benefits will significantly change over the next twelve months. The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of September 30, 2013, there is a liability of $0.2 million related to uncertain tax positions recorded on the financial statements.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Fiscal Years Ended September 30,		
	2013	2012	2011
	(in thousands)		
Unrecognized tax benefits at the beginning of the period	$1,683	$1,438	$1,230
Gross increase based on tax positions for the prior period	78	—	—
Gross increase based on tax positions for the current period	218	245	208
Unrecognized tax benefits at the end of the period	$1,979	$1,683	$1,438

10. Net Income (Loss) Per Share

The following table sets forth the computation of the Company's basic and diluted net income (loss) per share attributable to common stockholders under the two-class method during the period presented:

	Fiscal Years Ended September 30,		
	2013	2012	2011
	(in thousands, except share and per share data)		
Net Income (Loss) Attributable to Common Stockholders:			
Numerator:			
Basic:			
Net income (loss)	$ (926)	$ (5,693)	$ 1,482
Assumed non-cumulative dividends to preferred stockholders	—	—	(1,482)
Net loss attributable to common stockholders, basic	$ (926)	$ (5,693)	$ —
Diluted:			
Adjustments to net loss for dilutive options and restricted stock	—	—	—
Net loss attributable to common stockholders, diluted	$ (926)	$ (5,693)	$ —
Denominator:			
Weighted Average Shares Used in Computing Net (Loss) per Share Attributable to Common Stockholders:			
Basic and diluted	15,979,481	7,815,258	7,323,796
Net Loss per Share Attributable to Common Stockholders:			
Basic and diluted	$ (0.06)	$ (0.73)	$ —

The following weighted average shares of common stock equivalents were excluded from the computation of diluted net income (loss) per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Fiscal Years Ended September 30,		
	2013	2012	2011
Stock options	4,254,831	4,089,654	4,039,263
Restricted stock awards and restricted stock units	620,528	93,807	—
Preferred stock warrant	44,398	86,655	82,144
ESPP	9,313	—	—

11. Geographic Information

The Company has one operating segment with one business activity— developing and monetizing revenue management solutions.

Revenues from External Customers

Revenues from customers outside the United States were 14%, 9% and 11% of total revenues for the fiscal years ended September 30, 2013, 2012 and 2011, respectively.

Long-Lived Assets

The following table sets forth the Company's property and equipment, net by geographic region:

	As of September 30,	
	2013	2012
	(in thousands)	
United States	$6,811	$3,335
Other	1,060	1,255
Total property and equipment, net	$7,871	$4,590

12. Restructuring Charges

On September 30, 2013, the Company commenced a plan to align its workforce with the company's strategic initiatives. This plan is expected to be complete by December 31, 2013 and will result in a reduction in the size of the company's workforce, primarily in professional services. The Company recorded a workforce reduction restructuring charge of $1.2 million primarily related to employee separation packages, which included severance pay, benefits continuation and outplacement costs to be fully paid through March 31, 2014.

A roll-forward of the restructuring payment is summarized below:

	Fiscal Year Ended September 30, 2013
	(in thousands)
Opening balance	$ —
Amounts accrued	1,215
Cash payments	(33)
Balance of accrual	$1,182

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2013. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures as of September 30, 2013, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, our management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors, Executive Officers and Corporate Governance

The information concerning our directors, compliance with Section 16(a) of the Exchange Act, our Audit Committee and any changes to the process by which stockholders may recommend nominees to the Board required by this Item are incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No 1.—Election of Directors," "Directors and Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance."

The information concerning our executive officers required by this Item is incorporated herein by reference to information contained in the Proxy Statement including "Executive Officers."

We have adopted a code of business conduct for directors and a code of business conduct for all of our employees, including our executive officers, and those employees responsible for financial reporting. Both codes of business conduct are available on the investor relations portion of our website at investor.modeln.com. A copy may also be obtained without charge by contacting Investor Relations, Model N, Inc., 1800 Bridge Parkway, Redwood City, CA 94065 or by calling (650) 610-4998.

We plan to post on our website at the address described above any future amendments or waivers of our codes of business conduct.

ITEM 11. Executive Compensation

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Directors and Corporate Governance" and "Executive Compensation."

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Directors and Corporate Governance" "Related Persons Transactions" and "Employment Arrangements and Indemnification Agreements."

ITEM 14. Principal Accountant Fees and Services

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Proposal No. 2—Ratification of Appointment of Independent Registered Public Accounting Firm."

PART IV

ITEM 15. Exhibits and Financial Statement Schedules

(a) *Exhibits*. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-Q	001-35840	3.1	5/10/2013	
3.2	Amended and Restated Bylaws of the Registrant	10-Q	001-35840	3.2	5/10/2013	
4.1	Form of Registrant's Common Stock certificate	S-1	333-186668	4.01	3/7/2013	
4.2	Amended and Restated Investor Rights Agreement dated December 12, 2003 by and among Registrant and certain of its stockholders	S-1	333-186668	4.02	2/13/2013	
10.1	Form of Indemnity Agreement to be entered into between Registrant and each of its officers and directors	S-1	333-186668	10.01	3/12/2013	
10.2†	2000 Stock Plan and forms of stock option agreement and stock option exercise agreement	S-1	333-186668	10.02	2/13/2013	
10.3†	2010 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement	S-1	333-186668	10.03	2/13/2013	
10.4†	2013 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement	S-1	333-186668	10.04	3/7/2013	
10.5†	2013 Employee Stock Purchase Plan	S-8	333-187388	99.4	3/20/2013	
10.6	Lease Agreement by and between Westport Office Park, LLC and Registrant dated March 24, 2006	S-1	333-186668	10.06	2/13/2013	
10.7	First Amendment to Lease by and between Westport Office Park, LLC and Registrant dated September 22, 2007	S-1	333-186668	10.07	2/13/2013	
10.8	Second Amendment to Lease by and between Westport Office Park, LLC and Registrant dated April 28, 2011	S-1	333-186668	10.08	2/13/2013	
10.9	Second Amended and Restated Loan and Security Agreement dated October 19, 2010 by and between Registrant and Silicon Valley Bank	S-1	333-186668	10.09	2/13/2013	
10.10†	Employment offer letter dated June 14, 2012 by and between Registrant and Sujan Jain.	S-1	333-186668	10.10	2/13/2013	
10.11†	Employment offer letter dated August 21, 2012 by and between Registrant and Michael LaRoche	S-1	333-186668	10.11	2/13/2013	
10.12†	Form of Restricted Stock Unit Agreement					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
21.1	List of Subsidiaries of Registrant					X
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm					X
24.1	Power of Attorney (included on the signature page to this report)					X
31.1	Certification of Periodic Report by Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Periodic Report by Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

† Indicates a management contract or compensatory plan.

* As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of the Registrant under the Securities Act of 1933 or the Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

(b) *Financial Statement Schedules.* All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant's consolidated financial statements or related notes.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Redwood City, State of California, on this 6th day of December 2013.

MODEL N, INC.

By: /S/ SUJAN JAIN
Sujan Jain
SVP, Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Zack Rinat or Sujan Jain, or any of them, his attorneys-in-fact, for such person in any and all capacities, to sign any amendments to this report and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that either of said attorneys-in-fact, or substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/S/ ZACK RINAT Zack Rinat	Chairman and Chief Executive Officer *(Principal Executive Officer)*	December 6, 2013
/S/ SUJAN JAIN Sujan Jain	Senior Vice President and Chief Executive Officer *(Principal Financial Officer and Principal Accounting Officer)*	December 6, 2013
Additional Directors:		
/S/ SARAH FRIAR Sarah Friar	Director	December 6, 2013
/S/ MARK GARRETT Mark Garrett	Director	December 6, 2013
/S/ JAMES R. LARSON James R. Larson	Director	December 6, 2013
/S/ CHARLES J. ROBEL Charles J. Robel	Director	December 6, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of the Registrant	10-Q	001-35840	3.1	5/10/2013	
3.2	Amended and Restated Bylaws of the Registrant	10-Q	001-35840	3.2	5/10/2013	
4.1	Form of Registrant's Common Stock certificate	S-1	333-186668	4.01	3/7/2013	
4.2	Amended and Restated Investor Rights Agreement dated December 12, 2003 by and among Registrant and certain of its stockholders	S-1	333-186668	4.02	2/13/2013	
10.1	Form of Indemnity Agreement to be entered into between Registrant and each of its officers and directors	S-1	333-186668	10.01	3/12/2013	
10.2†	2000 Stock Plan and forms of stock option agreement and stock option exercise agreement	S-1	333-186668	10.02	2/13/2013	
10.3†	2010 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement	S-1	333-186668	10.03	2/13/2013	
10.4†	2013 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement	S-1	333-186668	10.04	3/7/2013	
10.5†	2013 Employee Stock Purchase Plan	S-8	333-187388	99.4	3/20/2013	
10.6	Lease Agreement by and between Westport Office Park, LLC and Registrant dated March 24, 2006	S-1	333-186668	10.06	2/13/2013	
10.7	First Amendment to Lease by and between Westport Office Park, LLC and Registrant dated September 22, 2007	S-1	333-186668	10.07	2/13/2013	
10.8	Second Amendment to Lease by and between Westport Office Park, LLC and Registrant dated April 28, 2011	S-1	333-186668	10.08	2/13/2013	
10.9	Second Amended and Restated Loan and Security Agreement dated October 19, 2010 by and between Registrant and Silicon Valley Bank	S-1	333-186668	10.09	2/13/2013	
10.10†	Employment offer letter dated June 14, 2012 by and between Registrant and Sujan Jain.	S-1	333-186668	10.10	2/13/2013	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Exhibit	Filing Date	
10.11†	Employment offer letter dated August 21, 2012 by and between Registrant and Michael LaRoche	S-1	333-186668	10.11	2/13/2013	
10.12†	Form of Restricted Stock Unit Agreement					X
21.1	List of Subsidiaries of Registrant					X
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm					X
24.1	Power of Attorney (included on the signature page to this report)					X
31.1	Certification of Periodic Report by Principal Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Periodic Report by Principal Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002					X
32.1*	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
32.2*	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					X
101.INS	XBRL Instance Document					X
101.SCH	XBRL Taxonomy Extension Schema Document					X
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					X

† Indicates a management contract or compensatory plan.

* As contemplated by SEC Release No. 33-8212, these exhibits are furnished with this Annual Report on Form 10-K and are not deemed filed with the Securities and Exchange Commission and are not incorporated by reference in any filing of the Registrant under the Securities Act of 1933 or the Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in such filings.

MODEL N, INC.
1800 BRIDGE PARKWAY
REDWOOD CITY, CALIFORNIA 94065

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held at 11:30 a.m. Pacific Time on Friday, January 31, 2014

TO THE HOLDERS OF COMMON STOCK OF MODEL N, INC.:

The Annual Meeting of Stockholders of Model N, Inc., a Delaware corporation ("Model N"), will be held on **Friday, January 31, 2014, at 11:30 a.m.** Pacific Time, at the Sofitel San Francisco Bay located at 223 Twin Dolphin Drive, Redwood City, California, for the following purposes as more fully described in the accompanying proxy statement:

1. To elect two Class I directors to serve until the 2017 Annual Meeting of Stockholders and until their successors are elected and qualified, subject to earlier resignation or removal;
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2014;
3. To re-approve the Section 162(m) limits of our 2013 Equity Incentive Plan to preserve our ability to receive corporate income tax deductions that may become available pursuant to Section 162(m); and
4. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

The Board of Directors of Model N has fixed the close of business on December 2, 2013 as the record date for the meeting. Only stockholders of record of our common stock at the close of business on December 2, 2013 are entitled to notice of and to vote at the meeting. Further information regarding voting rights and the matters to be voted upon is presented in our proxy statement.

A Notice Regarding the Availability of Proxy Materials ("Notice") is being mailed to stockholders of record as of the record date beginning on or about December 19, 2013. The Notice contains instructions on how to access our proxy statement for our 2014 Annual Meeting of Stockholders and our Annual Report on Form 10-K for our fiscal year ended September 30, 2013 (together, the proxy materials). The Notice also provides instructions on how to vote online and how to receive a paper or email copy of proxy materials by mail. The proxy materials can be accessed directly at the following Internet address: http://investor.modeln.com/GenPage.aspx?IID=4377866&GKP=209793.

If you have any questions regarding this information or the proxy materials, please visit our website at www.modeln.com or contact our investor relations department at 650-610-4998.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting of Stockholders, we urge you to submit your vote via the Internet, telephone or mail.

We appreciate your continued support of Model N and look forward to receiving your proxy.

By order of the Board of Directors,



Zack Rinat
Chief Executive Officer
and Chairman of the Board of Directors

Redwood City, California

December 19, 2013

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "continue," "anticipate," "intend," "expect," "seek", and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the "Risk Factors" section of our Annual Report on Form 10-K for the fiscal year ended September 30, 2013. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this proxy statement may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results. We are under no duty to update any of these forward-looking statements after the date of this proxy statement.

As used in this proxy statement, the terms "Model N," "we," "us," and "our" mean Model N, Inc. and its subsidiaries unless the context indicates otherwise.

Model **N**

More Revenue. Made Simple.

MODEL N, INC.
1800 Bridge Parkway
Redwood City, California 94065

PROXY STATEMENT
FOR 2014 ANNUAL MEETING OF STOCKHOLDERS
to be held on January 31, 2014 at 11:30 a.m. PT

This proxy statement and the enclosed form of proxy are furnished in connection with solicitation of proxies by our Board of Directors for use at the annual meeting of stockholders (the "Annual Meeting") to be held at 11:30 a.m. PT on Friday, January 31, 2014, and any postponements or adjournments thereof. The Annual Meeting will be held at the Sofitel San Francisco Bay located at 223 Twin Dolphin Drive, Redwood City, California. Beginning on or about December 19, 2013, we mailed to our stockholders a Notice Regarding the Availability of Proxy Materials containing instructions on how to access our proxy materials.

QUESTIONS AND ANSWERS

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

What matters am I voting on?

You will be voting on:

- the election of two Class I directors to hold office until the 2017 Annual Meeting of Stockholders and until their successors are elected and qualified, subject to earlier resignation or removal;
- a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2014;
- re-approval of the Internal Revenue Code Section 162(m) limits of our 2013 Equity Incentive Plan to preserve our ability to receive corporate income tax deductions that may become available pursuant to Section 162(m); and
- any other business that may properly come before the meeting.

How does the Board of Directors recommend I vote on these proposals?

The Board of Directors recommends a vote:

- **FOR** the election of James Larson and Mark Leslie, our nominees for Class I directors;
- **FOR** the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2014; and
- **FOR** the re-approval of the Internal Revenue Code Section 162(m) limits of our 2013 Equity Incentive Plan to preserve our ability to receive corporate income tax deductions that may become available pursuant to Section 162(m).

Who is entitled to vote?

Holders of our common stock as of the close of business on December 2, 2013, the record date, may vote at the Annual Meeting. As of the record date, we had 23,733,698 shares of common stock outstanding. In deciding all matters at the Annual Meeting, each holder of common stock of Model N will be entitled to one vote for each share of common stock held as of the close of business on the record date. We do not have cumulative voting rights for the election of directors.

Registered Stockholders. If your shares are registered directly in your name with our transfer agent, you are considered the stockholder of record with respect to those shares, and the Notice was provided to you directly by us. As the stockholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person at the Annual Meeting.

Street Name Stockholders. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name and the Notice was forwarded to you by your broker or nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares. Beneficial owners are also invited to attend the Annual Meeting. However, since beneficial owners are not stockholders of record, you may not vote your shares in person at the Annual Meeting unless you follow your broker's procedures for obtaining a legal proxy. If you request a printed copy of the proxy materials by mail, your broker or nominee will provide a voting instruction card for you to use.

How do I vote?

There are four ways for stockholders of record to vote:

- by Internet at http://www.voteproxy.com, 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time on January 30, 2014 (have your proxy card in hand when you visit the website);

We encourage you to vote this way as it is the most cost-effective method.

- by toll-free telephone at 1-800-776-9437 (or 718-921-8500 for international callers) until 11:59 p.m. Eastern Time on January 30, 2014 (have your proxy card in hand when you call);
- by completing and mailing your proxy card so that it is received prior to the Annual Meeting; or
- by written ballot at the Annual Meeting.

Street name holders may submit their voting instructions by internet or telephone using the information provided by their respective brokers or nominees and may complete and mail voting instruction forms to their respective brokers or nominees. However, street name holders may not vote by written ballot at the Annual Meeting unless they obtain a legal proxy from their respective brokers or nominees.

Can I change my vote?

Yes. If you are a stockholder of record, you can change your vote or revoke your proxy any time before the Annual Meeting by:

- entering a new vote by Internet or by telephone (until 11:59 p.m. Eastern Time on January 30, 2014);
- returning a later-dated proxy card so that it is received prior to the Annual Meeting;
- notifying the Secretary of Model N, in writing, at the address listed on the front page; or
- completing a written ballot at the Annual Meeting.

Street name holders may change their voting instructions by submitting new instructions by internet or by telephone or returning a later-dated voting instruction form to their respective brokers or nominees. In addition, street name holders who obtain a legal proxy from their respective brokers or nominees may change their votes by completing a ballot at the Annual Meeting.

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our Board of Directors. The persons named in the proxy card have been designated as proxies by our Board of Directors. When proxy votes are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual Meeting in accordance with the instructions of the stockholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our Board of Directors as described above. If any matters not described in the Proxy Statement are properly presented at the Annual Meeting, the proxy holders will use their own judgment to determine how to vote your shares. If the Annual Meeting is adjourned, the proxy holders can vote your shares at the adjourned meeting date as well, unless you have properly revoked your proxy instructions, as described above.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual Meeting for the meeting to be properly held under our Bylaws and Delaware state law. The presence, in person or by proxy, of a majority of the voting power of the shares of stock entitled to vote at the meeting will constitute a quorum at the meeting. A proxy submitted by a stockholder may indicate that the shares represented by the proxy are not being voted ("stockholder withholding") with respect to a particular matter. In addition, a broker may not be permitted to vote on shares held in street name on a particular matter in the absence of instructions from the beneficial owner of the stock ("broker non-vote"). The shares subject to a proxy which are not being voted on a particular matter because of either stockholder withholding or broker non-votes will count for purposes of determining the presence of a quorum. Abstentions are voted neither "for" nor "against" a matter but are counted in the determination of a quorum.

How many votes are needed for approval of each matter?

- **Proposal No. 1**: The election of directors requires a plurality vote of the shares of common stock voted at the meeting. "Plurality" means that the nominees who receive the largest number of votes cast "FOR" are elected as directors. As a result, any shares not voted "FOR" a particular nominee (whether as a result of stockholder withholding or a broker non-vote) will not be counted in such nominee's favor.
- **Proposal No. 2:** The ratification of the appointment of PricewaterhouseCoopers LLP must receive the affirmative vote of a majority of the votes cast by the holders of shares represented in person or by proxy at the meeting and entitled to vote thereon to be approved.
- **Proposal No. 3:** The re-approval of the Internal Revenue Code Section 162(m) limits of our 2013 Equity Incentive Plan to preserve our ability to receive corporate income tax deductions that may become available pursuant to Section 162(m) requires the affirmative vote of the holders of a majority of the voting power of the shares of stock entitled to vote on this matter that are present in person or represented by proxy at the meeting and are voted for or against this matter to be approved. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

How are proxies solicited for the Annual Meeting?

The Board of Directors is soliciting proxies for use at the Annual Meeting. All expenses associated with this solicitation will be borne by Model N. We will reimburse brokers or other nominees for reasonable expenses that they incur in sending these proxy materials to you if a broker or other nominee holds your shares.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely directions?

Brokerage firms and other intermediaries holding shares of common stock in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely directions, your broker will have discretion to vote your shares on our sole routine matter—the proposal to ratify the appointment of PricewaterhouseCoopers LLP. Your broker will not have discretion to vote on the following "non-routine" matters absent direction from you: the election of directors or the re-approval of the Internal Revenue Code Section 162(m) limits of our 2013 Equity Incentive Plan.

Why did I receive a notice regarding the availability of proxy materials on the Internet instead of a full set of proxy materials?

In accordance with the rules of the Securities and Exchange Commission (SEC), we have elected to furnish our proxy materials, including this proxy statement and our Annual Report on Form 10-K, primarily via the Internet. Beginning on or about December 19, 2013, we mailed to our stockholders a "Notice Regarding the Availability of Proxy Materials" (the "Notice") that contains notice of the Annual Meeting and instructions on how to access our proxy materials on the Internet, how to vote at the meeting and how to request printed copies of the proxy materials and annual report. Stockholders may request to receive all future proxy materials in printed form by mail or electronically by e-mail by following the instructions contained in the Notice. We encourage stockholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our annual meetings.

What does it mean if multiple members of my household are stockholders but we only received one Notice or full set of proxy materials in the mail?

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy the delivery requirements for notices and proxy materials with respect to two or more stockholders sharing the same address by delivering a single notice or set of proxy materials addressed to those stockholders. In accordance with a prior notice sent to certain brokers, banks, dealers or other agents, we are sending only one Notice or full set of proxy materials to those addresses with multiple stockholders unless we received contrary instructions from any stockholder at that address. This practice, known as "householding," allows us to satisfy the requirements for delivering Notices or proxy materials with respect to two or more stockholders sharing the same address by delivering a single copy of these documents. Householding helps to reduce our printing and postage costs, reduces the amount of mail you receive and helps to preserve the environment. If you currently receive multiple copies of the Notice or proxy materials at your address and would like to request "householding" of your communications, please contact your broker. Once you have elected "householding" of your communications, "householding" will continue until you are notified otherwise or until you revoke your consent.

Is my vote confidential?

Proxy instructions, ballots, and voting tabulations that identify individual stockholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within Model N or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation of votes and certification of the vote, or to facilitate a successful proxy solicitation.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Our Board of Directors may establish the authorized number of directors from time to time by resolution. Our Board of Directors currently consists of five members, with one vacancy. Our Certificate of Incorporation and Bylaws provide for a classified Board of Directors consisting of three classes of directors, with directors serving staggered three-year terms.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director's term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. The initial class of each director is set forth in the table below.

The nominees and the directors who are serving for terms that end following the meeting, and their ages, occupations and length of board service as of December 2, 2013, are provided in the table below. Additional biographical descriptions of each nominee and director are set forth in the text below the table. These descriptions include the primary individual experience, qualifications, qualities and skills of our nominee and directors that led to the conclusion that each person should serve as a member of our Board of Directors.

Nominees	Class	Age	Position	Year Elected Director	Current Term Expires	Expiration of Term For Which Nominated
James Larson	I	54	Director	2013	2014	2017
Mark Leslie	I	67	Nominee	N/A	N/A	2017
Continuing Directors						
Sarah Friar	II	40	Director	2012	2015	—
Mark Garrett	II	56	Director	2008	2015	—
Zack Rinat	III	55	Chief Executive Officer and Chairman of the Board	1999	2016	—
Charles Robel	III	64	Director	2005	2016	—

Nominees for Director

James Larson has served as a member of our board of directors since May 2013. Since August 2012, Mr. Larson has served as the President, Worldwide Field Operations at Jive Software, Inc., a provider of independent social business software for businesses. From September 2007 to August 2012, he served as the Vice President of Enterprise Sales for SuccessFactors, Inc., a provider of cloud-based business execution software solutions. From 2000 to 2006, Mr. Larson served as a senior executive with Mercury Interactive Corporation, a provider of software and services for the business technology optimization marketplace. Prior to that, Mr. Larson held various sales leadership roles at Oracle Corporation, Network Associates and Siebel Systems. He holds a B.A. in Economics from Harvard University and an M.B.A. from the University of California, Los Angeles. Our board of directors determined that Mr. Larson should serve as a director based on his significant experience in the technology industry and his significant sales and leadership experience.

Mark Leslie previously served as a member of our board of directors from October 2001 to December 2012. Since March 2001, Mr. Leslie has also served as the Managing General Partner of Leslie Ventures, a private investment company. In addition, Mr. Leslie has been a lecturer at Stanford Graduate School of Business since 2001, teaching courses in entrepreneurship, sales and ethics. Previously, Mr. Leslie was the founding Chief Executive Officer of Veritas Software Corporation, a computer software company ("Veritas"). He joined the board of directors of Veritas in May 1988 and became the Chairman, President and Chief Executive Officer when Veritas was restarted as a software company in 1990. He served as Chairman, President and Chief

Executive Officer at Veritas through 2000, and as Chairman through 2001. Mr. Leslie currently serves on a number of New York University boards, including the Board of Trustees, the Science Advisory Board (as chairman), the Board of Overseers of the Faculty of Arts and Sciences and the Board of the NYU Innovation Fund. He also serves on the boards of a number of privately held high-technology corporations. He also served on the board of directors of NetApp, Inc., a data management company, from July 2004 until August 2010. Mr. Leslie completed Harvard Business School's program for management development and holds a B.A. in physics from New York University. Our board of directors determined that Mr. Leslie should serve as a director based on his in-depth knowledge of our company through his prior experience on our board of directors and his significant experience serving on the boards of directors of other technology companies, as well as his significant management, engineering and sales experience.

In July 2007, the Securities and Exchange Commission (the "SEC") filed a complaint against Mr. Leslie and four other former officers of Veritas. The SEC alleged that Mr. Leslie and the other former officers misstated Veritas's reported revenues between 2000 and 2002 by approximately $20 million in connection with a software sale to America Online, Inc. In October 2011, without admitting or denying the allegations in the complaint, Mr. Leslie consented to entry of a final judgment permanently enjoining him from future violations of Rule 13b2-2(a)(2) under the Securities Exchange Act of 1934, as amended and ordering him to pay disgorgement and prejudgment interest of approximately $1.6 million and a civil penalty of $25,000.

Continuing Directors

Sarah Friar has served as a member of our board of directors since September 2012. Since July 2012, Ms. Friar has served as the Chief Financial Officer of Square Inc., a provider of payment processing and point-of-sale systems for businesses and mobile payment offerings for consumers. From April 2011 to July 2012, she served as the Senior Vice President, Finance & Strategy at Salesforce.com, Inc., an enterprise cloud computing company. From July 2000 to April 2011, she was employed by The Goldman Sachs Group, Inc., an investment banking company, most recently as a Managing Director in the Equity Research Division covering software and as the Business Leader for the Technology Research Business Unit. Ms. Friar holds an MBA from Stanford University Graduate School of Business and a MEng, in Metallurgy, Economics and Management from the University of Oxford. Our board of directors determined that Ms. Friar should serve as a director based on her significant experience in the technology industry and her significant financial, investment and accounting experience.

Mark Garrett has served as a member of our board of directors since January 2008. Since February 2007, Mr. Garrett has served as Executive Vice President and Chief Financial Officer at Adobe Systems Incorporated. From June 2004 to January 2007, Mr. Garrett served as Senior Vice President and Chief Financial Officer of the Software Group of EMC Corporation, his most recent position since EMC's acquisition of Documentum, Inc. in December 2003. Mr. Garrett first joined Documentum as Executive Vice President and Chief Financial Officer in 1997, holding that position through October 1999 and then re-joining Documentum as Executive Vice President and Chief Financial Officer in 2002. Mr. Garrett is also a director of Informatica Corporation. Mr. Garrett holds an MBA from Marist College and a BS in accounting and marketing from Boston University. Our board of directors determined that Mr. Garrett should serve as a director based on his significant experience serving on the boards of directors of other technology companies and his significant management and financial experience.

Zack Rinat is our founder and has served as the Chairman of our board of directors and as our Chief Executive Officer since our inception in December 1999. Previously, Mr. Rinat served as Vice President and General Manager of Sun Microsystems, Inc.'s NetDynamics, Inc. business unit. Mr. Rinat co-founded and served as President and Chief Executive Officer of NetDynamics, Inc., an application software company, until its acquisition by Sun Microsystems in 1998. From 2005 to 2012, Mr. Rinat also served on the board of directors of Conduit Ltd., a provider of cloud-based solutions for web publishers, including as the Chairman from 2005 to 2011. Previously, he held senior management positions in operations, marketing and engineering at Silicon Graphics, Inc., and at Advanced Technology Israel. Mr. Rinat holds an MBA from the Harvard Business School and a BA in computer science from the Technion (Israel Institute of Technology). Our board of directors determined that Mr. Rinat should serve as a director based on his position as Chief Executive Officer of our company and his understanding of the software industry.

Charles Robel has served as a member of our board of directors since January 2007. Mr. Robel also currently serves on the board of directors of Informatica Corporation, Jive Software, Inc., Palo Alto Networks, Inc. and a privately held company. From September 2007 to June 2013, Mr. Robel served as a member of the board of directors of Autodesk, Inc., from September 2006 to February 2012, Mr. Robel served as a member of the board of directors of DemandTec, Inc., from June 2006 to February 2011, Mr. Robel served as the Chairman of the board of directors of McAfee, Inc. and from June 2000 to December 2005, Mr. Robel served as Managing Member and Chief Operating Officer at Hummer Winblad Venture Partners. Mr. Robel began his career at PricewaterhouseCoopers LLP, from which he retired as a partner in June 2000. Mr. Robel holds a BS in accounting from Arizona State University. Our board of directors determined that Mr. Robel should serve as a director based on his significant experience investing in and serving on the boards of directors of other technology companies and his significant financial and accounting experience.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES NAMED ABOVE.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors (Audit Committee) has appointed the firm of PricewaterhouseCoopers LLP, independent registered public accountants, to audit our financial statements for the fiscal year ending September 30, 2014. During our fiscal year ended September 30, 2013, PricewaterhouseCoopers LLP served as our independent registered public accounting firm.

Notwithstanding its selection and even if our stockholders ratify the selection, our Audit Committee, in its discretion, may appoint another independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of Model N and its stockholders. At the Annual Meeting, the stockholders are being asked to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending September 30, 2014. Our Audit Committee is submitting the selection of PricewaterhouseCoopers LLP to our stockholders because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of PricewaterhouseCoopers LLP will be present at the Annual Meeting and they will have an opportunity to make statements and will be available to respond to appropriate questions from stockholders.

If this proposal does not receive the affirmative approval of a majority of the votes cast on the proposal, the Audit Committee would reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

The following table presents fees billed or to be billed by PricewaterhouseCoopers LLP for professional services rendered with respect to the fiscal years ended September 30, 2013 and September 30, 2012. All of these services rendered since the formation of the Audit Committee were approved by the Audit Committee.

	2013	2012
Audit Fees(1)	$1,577,484	$525,000
Audit-Related Fees(2)	248,219	—
Tax Fees	—	—
All Other Fees(3)	1,800	1,800
TOTAL	$1,827,503	$526,800

(1) Audit fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements, and audit services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements for those fiscal years, such as statutory audits. Audit fees also include fees for professional services provided during the fiscal years ended September 30, 2013 and September 30, 2012, and in connection with our initial public offering, including comfort letters, consents and review of documents filed with the SEC.

(2) Includes fees associated with attest services related to financial reporting that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3) All other fees billed for the fiscal years ended September 30, 2013 and September 30, 2012 were related to fees for access to online accounting and tax research software.

Auditor Independence

Under its charter, the Audit Committee pre-approves all services rendered by our independent registered public accounting firm, PricewaterhouseCoopers LLP. The Audit Committee has determined that the fee paid to PricewaterhouseCoopers LLP for services other than audit fees is compatible with maintaining the principal accountants' independence.

Pre-Approval Policies and Procedures.

Consistent with requirements of the SEC and the Public Company Oversight Board, or PCAOB, regarding auditor independence, our Audit Committee is responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. In recognition of this responsibility, our Audit Committee (or a member of the Audit Committee delegated by the Audit Committee) generally pre-approves of all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

PROPOSAL NO. 3

RE-APPROVAL OF THE SECTION 162(M) LIMITS OF THE 2013 EQUITY INCENTIVE PLAN

General

Our 2013 Equity Incentive Plan, or "the Plan," was adopted by our Board of Directors in February 2013, approved by our stockholders in March 2013, and became effective in March 2013. The Plan provides for the grant of awards to eligible employees, directors, consultants, independent contractors and advisors in the form of stock options, restricted stock awards (RSAs), stock appreciation rights (SARs), restricted stock units (RSUs), performance awards and stock bonuses.

We believe that our future success and our ability to remain competitive are dependent on our continuing efforts to attract, retain and motivate highly qualified personnel. Competition for these people in our industry is intense. Traditionally, a cornerstone of our method for attracting and retaining top caliber employees has been our equity-based compensation programs, including the grant of stock options and other equity awards under the Plan. Allowing employees to participate in owning shares of our common stock helps align the objectives of our stockholders and employees and is important in attracting, motivating and retaining the highly skilled personnel that are essential to our success.

Proposal

In November 2013, our Board of Directors directed us to submit the Plan to our stockholders for re-approval of its material terms for purposes of Section 162(m) of the Internal Revenue Code of 1984, as amended (the Code). We are asking our stockholders to approve the material terms of the Plan to preserve corporate income tax deductions that may become available to us pursuant to Section 162(m). The material terms solicited for approval are described under "Summary of the Plan" below, and include the employees eligible to receive compensation, the business criteria on which the performance goals are based, and the maximum amount of compensation that could be paid to any employee or the formula used to calculate the amount of such compensation if the performance goal is attained, as set forth in Section 162(m). No changes are being proposed with regard to the terms of the Plan at this time.

Pursuant to Section 162(m), we generally may not deduct for federal income tax purposes compensation paid to certain executive officers to the extent that any of these persons receive more than $1.0 million in compensation in any single year. The executive officers subject to limitation are those that constitute "covered employees" within the meaning of Section 162(m), which generally includes our chief executive officer and certain of our most highly compensated officers (other than the chief executive officer), and excluding in all cases, our chief financial officer. Compensation includes cash compensation, ordinary income arising from the exercise of nonqualified stock options, restricted stock awards, restricted stock units and stock appreciation rights, and ordinary income arising from disqualifying dispositions of incentive stock options. However, if the compensation qualifies as "performance-based" for Section 162(m) purposes, we may deduct it for federal income tax purposes even if it exceeds $1.0 million in a single year. Stock options, restricted stock units and stock appreciation rights granted under the Plan permit our Compensation Committee to design such awards to qualify as "performance-based" compensation within the meaning of Section 162(m). In order for certain awards under our Plan to continue to qualify as "performance-based" compensation under Section 162(m), our stockholders must approve the material terms of the Plan at the Annual Meeting.

We believe that we must retain the flexibility to respond to changes in the market for top executive talent and offer compensation packages that are competitive with those offered by others in our industry. In the event we are motivated by competitive forces to offer compensation in excess of $1.0 million to executive officers, our Board of Directors believes it would be in our best interests and those of our stockholders to be able to deduct such compensation for federal income tax purposes.

Because of the fact-based nature of the performance-based compensation exception under Section 162(m) and the limited availability of formal guidance thereunder, we cannot guarantee that the awards under the Plan will qualify for exemption under Section 162(m). However, the Plan is structured with the intention that the Compensation Committee will have the discretion to make awards under the Plan that would qualify as "performance-based compensation" and be fully deductible if stockholder approval is obtained. Subject to the requirements of Section 162(m), if the material terms under our Plan, including the performance criteria, are not re-approved by stockholders, awards shall continue to be granted under the Plan until the Plan expires, but we will not make performance related grants that would not be deductible under Section 162(m) to our covered employees.

Summary of the Plan

Background

Our Board of Directors adopted the Plan in February 2013 and our stockholders approved the Plan in March 2013. The Plan became effective in March 2013 and will terminate in February 2023. The Plan provides for the grant of incentive stock options, nonqualified stock options, restricted stock awards, stock appreciation rights, performance stock awards, restricted stock units and stock bonuses.

Administration

The Plan is administered by our Compensation Committee, which acts as the plan administrator and determines which individuals are eligible to receive awards under the Plan, the time or times when such awards are to be made, the number of shares subject to each such award, the status of any granted option as either an incentive stock option (ISO) or a non-statutory stock option (NSO) under U.S. federal tax laws, the vesting schedule applicable to an award, the maximum term for which any award is to remain outstanding (subject to the limits set forth in the Plan), and the terms and conditions of the award agreements for use under the Plan. The Compensation Committee also determines the exercise price of stock options granted under the Plan, the purchase price for rights to purchase restricted stock and, if applicable, restricted stock units, and the exercise price for stock appreciation rights.

Share Reserve

The Plan was approved with a reserve of 8,000,000 shares, which consists of approximately 2.5 million shares of Model N's common stock reserved for future issuance under the Plan and shares of common stock previously reserved but unissued under the 2010 Equity Incentive Plan (2010 Plan). In addition, any shares of common stock subject to outstanding awards under the 2010 Plan and 2000 Stock Plan (2000 Plan) that are issuable upon the exercise of options that expire without having been exercised in full, are forfeited or repurchased by us at the original purchase price or are used to pay the exercise price or withholding obligations related to any award will be available for future grant and issuance under the Plan.

Additionally, the Plan provides for automatic increases in the number of shares available for issuance under it on October 1 of each of the first four calendar years during the term of the Plan by the lesser of 5% of the number of shares of common stock issued and outstanding on each September 30 immediately prior to the date of increase or the number determined by our Board of Directors.

Subject to the terms of the Plan, the reserve under the Plan, the awards outstanding, applicable exercise prices, and the limits described in this proposal would be proportionately adjusted if the number of our outstanding shares is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure, in each case, without consideration.

Equity Awards

The Plan permits us to grant the following types of awards:

Stock options. The Plan provides for the grant of ISOs to employees, and NSOs to employees, directors and consultants. Options may be granted with terms determined by the Compensation Committee, provided that ISOs are subject to statutory limitations. The Compensation Committee determines the exercise price for a stock option, within the terms and conditions of the Plan and applicable law, provided that the exercise price of an ISO may not be less than 100% (or higher in the case of certain recipients of ISOs) of the fair market value of our common stock on the date of grant. Options granted under the Plan will vest at the rate specified by the Compensation Committee and such vesting schedule will be set forth in the stock option agreement to which such stock option grant relates. Generally, the Compensation Committee determines the term of stock options granted under the Plan, up to a term of ten years, except in the case of certain ISOs.

After an optionee's employment or service terminates, he or she may exercise his or her vested option for the period of time stated in the stock option agreement to which such option relates. Generally, if termination is due to death or disability, the vested option will remain exercisable for 12 months. In all other cases, the vested option will generally remain exercisable for 90 days. However, an option may not be exercised later than its expiration date.

Notwithstanding the foregoing, if an optionee is terminated for cause (as defined in the Plan), then the optionee's options shall expire on the optionee's termination date or at such later time and on such conditions as determined by the Compensation Committee.

Restricted stock. A restricted stock award is an offer by us to sell shares of our common stock subject to restrictions that the Compensation Committee may impose. These restrictions may be based on completion of a specified period of service with us or upon the completion of performance goals during a performance period. The price of a restricted stock award will be determined by the Compensation Committee. Unless otherwise determined by the Compensation Committee at the time of award, vesting ceases on the date the participant no longer provides services to us and unvested shares are forfeited to us or subject to repurchase by us.

Stock appreciation rights. Stock appreciation rights provide for a payment, or payments, in cash or shares of common stock, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and the stated exercise price. Stock appreciation rights may vest based on time or achievement of performance conditions.

Restricted stock units. RSUs represent the right to receive shares of our common stock at a specified date in the future, subject to forfeiture of such right due to termination of employment or failure to achieve specified performance conditions. If the RSU has not been forfeited, then on the date specified in the RSU agreement, we will deliver to the holder of the RSU whole shares of our common stock, cash or a combination of our common stock and cash.

Performance shares. Performance shares are performance awards that cover a number of shares of our common stock that may be settled upon achievement of the pre-established performance conditions in cash or by issuance of the underlying shares. These awards are subject to forfeiture because of termination of employment or failure to achieve the performance conditions.

Stock bonuses. Stock bonuses are granted as additional compensation for performance and therefore are not issued in exchange for cash.

Modification of Outstanding Awards

Subject to the terms of the Plan, the administrator has the authority to reprice any outstanding option or stock appreciation right, cancel and re-grant any outstanding option or stock appreciation right in exchange for new stock awards, cash or other consideration, or take any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Section 162(m) Limit

No participant may be granted stock awards covering more than 2,000,000 shares of our common stock under the Plan during any calendar year pursuant to stock options, stock appreciation rights and other stock awards except new employees or directors, who may receive up to a maximum of 4,000,000 shares in the calendar year in which they commence their employment. Additionally, no participant may be granted in a calendar year a performance stock award or a performance cash award having a maximum value in excess of $5.0 million under the Plan. Such limitations are designed to help assure that any deductions to which we would otherwise be entitled with respect to such awards will not be subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code.

Performance Awards

The Plan permits the grant of performance-based stock and cash awards that may qualify as performance-based compensation that is not subject to the $1.0 million limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Code. To help assure that the compensation attributable to performance-based awards will so qualify, our Compensation Committee can structure such awards so that the stock or cash will be issued or paid pursuant to such award only following the achievement of specified pre-established performance goals during a designated performance period.

The Compensation Committee may select performance factors from among the following objective measures, either individually, alternatively, or in any combination, applied to Model N as a whole or any business unit or subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established with respect to applicable awards have been satisfied: ***"Performance Factors"*** means any of the factors selected by the Compensation Committee and specified in an award agreement, from among the following objective measures, either individually, alternatively or in any combination, applied to Model N as a whole or any business unit or Subsidiary, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Compensation Committee with respect to applicable awards have been satisfied: (a) profit before tax; (b) billings; (c) revenue; (d) net revenue; (e) earnings (which may include earnings before interest and taxes, earnings before taxes, and net earnings); (f) operating income; (g) operating margin; (h) operating profit; (i) controllable operating profit, or net operating profit; (j) net profit; (k) gross margin; (l) operating expenses or operating expenses as a percentage of revenue; (m) net income; (n) earnings per share; (o) total stockholder return; (p) market share; (q) return on assets or net assets; (r) our stock price; (s) growth in stockholder value relative to a pre-determined index; (t) return on equity; (u) return on invested capital; (v) cash flow (including free cash flow or operating cash flows); (w) cash conversion cycle; (x) economic value added; (y) individual confidential business objectives; (z) contract awards or backlog; (aa) overhead or other expense reduction; (bb) credit rating; (cc) strategic plan development and implementation; (dd) succession plan development and implementation; (ee) improvement in workforce diversity; (ff) customer indicators; (gg) new product invention or innovation; (hh) attainment of research and development milestones; (ii) improvements in productivity; (jj) bookings; and (kk) attainment of objective operating goals and employee metrics. The Compensation Committee may, in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules, provide for one or more equitable adjustments (based on objective standards) to the performance factors to preserve the Compensation Committee's original intent regarding the performance factors at the time of the initial award grant. It is within the sole discretion of the Compensation Committee to make or not make any such equitable adjustments.

Corporate Transactions

The Plan provides that in the event of a specified corporate transaction, including without limitation a consolidation, merger, change in control or similar transaction involving our company, the sale, lease or other disposition of all or substantially all of the assets of our company or the consolidated assets of our company and our subsidiaries, or a sale or disposition of at least 50% of the outstanding capital stock of our company, the administrator will determine how to treat each outstanding stock award. The administrator may:

- arrange for the assumption, continuation or substitution of a stock award by a successor corporation;
- arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;
- accelerate the vesting of the stock award and provide for its termination prior to the effective time of the corporate transaction;
- arrange for the lapse, in whole or in part, of any reacquisition or repurchase right held by us;
- settle the full value of the awards in cash, cash equivalents or securities of the successor corporation; or
- cancel the stock award prior to the transaction.

The administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner. To the extent permitted by law, the administrator may take different actions with respect to the vested and unvested portions of a stock award. Options granted to non-employee directors vest and become exercisable in full upon any of the corporate transactions described above.

Transferability of Awards

Generally, a participant may not transfer an award other than by will or the laws of descent and distribution unless, in the case of awards other than ISOs, the Compensation Committee permits the transfer of an award to certain authorized transferees, as set forth in the Plan.

Eligibility

The individuals eligible to participate in the Plan include our officers and other employees, our non-employee directors and any consultants. However, only employees may receive ISOs under the Plan and consultants and directors must render bona fide services not in connection with the offer and sale of our securities in a capital-raising transaction. As of December 2, 2013, we had four executive officers, four non-employee directors and approximately 575 other employees and consultants who were eligible to participate in the Plan.

Payment

Payment for shares of our common stock purchased pursuant to the Plan may be made by any of the following methods (provided such method is permitted in the applicable award agreement to which such shares relate): (1) cash (including by check); (2) cancellation of indebtedness; (3) surrender of shares; (4) waiver of compensation due or accrued for services rendered; (5) through a broker-assisted or other form of cashless exercise program or (6) by any other method approved in accordance with the Plan.

Amendment and Termination

Our Board of Directors may amend or terminate the Plan at any time, subject to stockholder approval where required. In addition, no amendment that is detrimental to a participant in the Plan may be made to an outstanding award without the consent of the affected participant. The Plan terminates on the tenth anniversary of the date our Board of Directors adopted the Plan.

The summary of the Plan provided above is a summary of the principal features of the Plan. This summary however, does not purport to be a complete description of all of the provisions of the Plan. It is qualified in its entirety by references to the full text of the Plan. A copy of the Plan has been filed with the Securities and Exchange Commission as Exhibit 10.4 to our Registration Statement on Form S-1, as amended, filed on March 7, 2013, and any stockholder who wishes to obtain a copy of the Plan may do so by written request.

Federal Income Tax Consequences

The following is a brief summary of the federal income tax consequences applicable to awards granted under the Plan based on federal income tax laws in effect on the date of this proxy statement.

This summary is not intended to be exhaustive and does not address all matters that may be relevant to a particular participant. The summary does not discuss the tax laws of any state, municipality, or foreign jurisdiction, or the gift, estate, excise, payroll, or other tax laws other than federal income tax law. This summary does not discuss the impact of Section 280G of the Code governing parachute payments or Section 409A of the Code governing nonqualified deferred compensation plans. The following is not intended or written to be used, and cannot be used, for the purposes of avoiding taxpayer penalties. Because circumstances may vary, we advise all participants to consult their own tax advisors under all circumstances.

A recipient of an option or SAR will not recognize taxable income upon the grant of those awards. For NSOs and SARs, the participant will recognize ordinary income upon exercise in an amount equal to the difference between the fair market value of the shares and the exercise price on the date of exercise. Any gain or loss recognized upon any later disposition of the shares generally will be a capital gain or loss.

The acquisition of shares upon exercise of an ISO will not result in any taxable income to the participant, except, possibly, for purposes of the alternative minimum tax. The gain or loss recognized by the participant on a later sale or other disposition of such shares will either be long-term capital gain or loss or ordinary income, depending upon whether the participant holds the shares for the legally-required period (currently more than two years from the date of grant and more one year from the date of exercise). If the shares are not held for the legally-required period, the participant will recognize ordinary income equal to the lesser of (i) the difference between the fair market value of the shares on the date of exercise and the exercise price, or (ii) the difference between the sales price and the exercise price. Any additional gain recognized on the sale generally will be a capital gain. Different and complex rules may apply to ISOs which are early exercisable, and we encourage participants holding such any such award to seek the advice of their own tax counsel.

For RSAs, unless vested or the recipient elects under Section 83(b) of the Code to be taxed at the time of grant, the recipient will not have taxable income upon the grant, but will recognize ordinary income upon vesting equal to the fair market value of the shares at the time of vesting less the amount paid for such shares (if any). Any gain or loss recognized upon any later disposition of the shares generally will be a capital gain or loss.

A holder of RSUs does not recognize taxable income when the RSU is granted. When vested RSUs (and dividend equivalents, if any) are settled and distributed, the participant will recognize ordinary income equal to the amount of cash and/or the fair market value of shares received less the amount paid for such stock units (if any).

The implications of Section 162(m) of the Code are discussed above under the heading "Proposal" and "Section 162(m) Limit."

ERISA Information

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

New Plan Benefits

All awards to directors, executive officers, employees and consultants are made at the discretion of the Plan administrator. Future awards to our directors, officers, employees and consultants under the Plan are discretionary. As a result, the benefits and amounts that will be received or allocated under the Plan are not determinable at this time. We have therefore not included a table that reflects such awards.

History of Grants Under the Plan

As of December 2, 2013, options to purchase 30,567 shares had been granted under the Plan, of which zero had been exercised, and 252,570 restricted stock units were granted. The options outstanding as of December 2, 2013 had a weighted-average exercise price of $15.96 per share. The closing price per share of our common stock as reported by the New York Stock Exchange on December 2, 2013 was $8.12.

Name and Position	Number of Options Granted	Number of Shares and Restricted Stock Units Granted
Zack Rinat, Chief Executive Officer	—	—
Sujan Jain, Senior Vice President, Chief Financial Officer	—	25,000
Yarden Malka, Former Senior Vice President and Chief Product Officer	—	—
All current executive officers (4 persons)	—	131,157
All current non-employee directors (4 persons)	—	24,212
Director nominee (1 person)	—	—
All current employees (excluding executive officers)	20,600	83,137

From the inception of the Plan, 30,567 options to purchase shares and 252,570 shares and RSUs were granted under the Plan, of which 9,967 options and 11,954 RSUs were cancelled and 2,110 RSUs were released.

Certain Interests of Directors

In considering the recommendation of our Board of Directors with respect to the approval of the material terms of the Plan, stockholders should be aware that the members of our Board of Directors have certain interests, which may present them with conflicts of interest in connection with such proposal. As discussed above, directors are eligible to receive awards under the Plan. Please see Directors and Corporate Governance—Non-Employee Director Compensation for more detail about equity grants to our directors. Our Board of Directors recognizes that approval of this proposal may benefit our directors and their successors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" RE-APPROVAL OF THE SECTION 162(M) LIMITS OF OUR 2013 EQUITY INCENTIVE PLAN.

DIRECTORS AND CORPORATE GOVERNANCE

Director Independence

Our common stock is listed on the New York Stock Exchange. The listing rules of the New York Stock Exchange generally require that a majority of the members of a listed company's board of directors be independent. Our Board of Directors has determined that each of the members of our Board of Directors other than Mr. Rinat is independent. In making these determinations, our Board of Directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Leadership Structure

The positions of Chairman of the Board and Chief Executive Officer are filled by the same person, Mr. Zack Rinat. Our Board of Directors believes that the current Board leadership structure, coupled with a strong emphasis on Board independence, provides effective independent oversight of management while allowing the Board and management to benefit from Mr. Rinat's extensive executive leadership and operational experience and his experience and familiarity with our business as a co-founder and Chief Executive Officer. Independent directors and management sometimes have different perspectives and roles in strategy development. Our independent directors bring experience, oversight and expertise from outside of our company, while Mr. Rinat brings company-specific experience and expertise. Our Board of Directors believes that Mr. Rinat's combined role enables strong leadership, creates clear accountability, and enhances our ability to communicate our message and strategy clearly and consistently to stockholders.

Lead Independent Director

Our Board of Directors has established corporate governance guidelines which state that when the chairperson of the Board and chief executive officer positions are held by the same person, a lead independent director may be designated. Because Mr. Rinat is our Chief Executive Officer and Chairman, our Board of Directors appointed Mr. Charles Robel to serve as our lead independent director. As lead independent director, among other responsibilities, Mr. Robel presides over regularly scheduled meetings at which only our independent directors are present, serves as a liaison between the Chief Executive Officer and the independent directors and performs such additional duties as our Board of Directors may otherwise determine and delegate.

Risk Oversight

Our Board of Directors believes that open communication between management and the Board is essential for effective risk management and oversight. Our Board meets with our Chief Executive Officer and other members of the senior management team at quarterly Board meetings, where, among other topics, they discuss strategy and risks in the context of reports from the management team and evaluates the risks inherent in significant transactions. While our Board of Directors is ultimately responsible for risk oversight, our Board committees assist the Board in fulfilling its oversight responsibilities in certain areas of risk. The Audit Committee assists our Board in fulfilling its oversight responsibilities with respect to risk management in the areas of internal control over financial reporting and disclosure controls and procedures. The Compensation Committee assists our Board in assessing risks created by the incentives inherent in our compensation policies. The Nominating and Corporate Governance Committee is charged with assisting our Board in fulfilling its oversight responsibilities with respect to the management of risk associated with Board membership and corporate governance.

Executive Sessions of Independent Directors

In order to promote open discussion among independent directors, our Board of Directors has a policy of conducting executive sessions of independent directors during each regularly scheduled Board meeting and at such other times if requested by an independent director. These executive sessions are chaired by our lead independent director. The lead independent director provides feedback to our Chief Executive Officer, as needed, promptly after the executive session. Mr. Rinat does not participate in such sessions.

Codes of Conduct

We have adopted a code of conduct that applies to our directors and a code of conduct that applies to our officers and all other employees. The full text of these codes of conduct are posted under the "Investor Relations" section on our website at http://investor.modeln.com/govdocs.aspx?iid=4377866.

Meetings of the Board of Directors

Our Board of Directors met 14 times during fiscal year 2013. No director attended fewer than 75% of the total number of meetings of the Board and of any Board committees of which he or she was a member during fiscal year 2013.

It is our policy that directors are invited and encouraged to attend our annual meetings of stockholders. We have scheduled our 2014 Annual Meeting on the same day as a regularly scheduled Board meeting in order to facilitate attendance by our Board members.

Committees of the Board of Directors

Our Board of Directors has established an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. Members serve on these committees until their resignation or until otherwise determined by our Board. The following table provides membership information for fiscal year 2013 for each of our Board committees:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Zack Rinat*			
Charles Robel**	C	●	
Sarah Friar	●		●
Mark Garrett	●	C	
James Larson			C

* Chairman of the Board ** Lead Independent Director C = Chairperson ● = Member

Effective upon and subject to the election of our Class I directors at the Annual Meeting, the composition of our Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee is expected to be:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Zack Rinat*			
Charles Robel**	C	●	
Sarah Friar	●		
Mark Garrett	●		
James Larson			●
Mark Leslie		C	C

* Chairman of the Board ** Lead Independent Director C = Chairperson ● = Member

Audit Committee

Each of the members of the Audit Committee satisfies the independence requirements of Rule 10A-3. Messrs. Robel and Garrett and Ms. Friar are each an Audit Committee financial expert, as that term is defined under SEC rules, and possess financial sophistication as defined under the rules of the New York Stock Exchange. The designation does not impose on any of them any duties, obligations or liabilities that are greater than those generally imposed on members of our Audit Committee and our Board of Directors. The Audit Committee met nine times during fiscal year 2013. Among other matters, the Audit Committee:

- evaluates the qualifications, independence and performance of our independent registered public accounting firm;
- determines the engagement of our independent registered public accounting firm and reviews and approves the scope of the annual audit and the fees paid to our independent registered public accounting firm;
- discusses with management and our independent registered public accounting firm the results of the annual audit and the review of our financial statements;
- approves the retention of our independent registered public accounting firm;
- reviews our critical accounting policies and estimates and internal control over financial reporting; and
- reviews the Audit Committee charter and its performance.

The Audit Committee operates under a written charter that was adopted by our Board of Directors and satisfies the applicable standards of the SEC and the New York Stock Exchange. A copy of the Audit Committee charter is posted under the "Investor Relations" section on our website at http://investor.modeln.com/govdocs.aspx?iid=4377866.

Compensation Committee

Each member of the Compensation Committee is an outside director, as defined pursuant to Section 162(m) of the Code, is a "non-employee director" under Rule 16b-3(b)(3)(i) of the Exchange Act, and is independent within the meaning of New York Stock Exchange rules. The Compensation Committee met 10 times during fiscal year 2013. Among other matters, the Compensation Committee:

- reviews and approves goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;
- evaluates the performance of these officers in light of those goals and objectives and sets the compensation of these officers based on such evaluations; and
- administers the issuance of stock options and other awards under our equity incentive plans.

At least annually, our Compensation Committee is responsible for reviewing, evaluating, and approving the compensation arrangements of our executive officers and for establishing and maintaining our executive compensation policies and practices. Under its charter, our Compensation Committee has the authority to retain outside counsel or other advisors. The Compensation Committee retains and does not delegate any of its exclusive power to determine all matters of executive compensation and benefits, although the Chief Executive Officer and the Human Resources department present compensation and benefit proposals to the Compensation Committee. However, our Chief Executive Officer is not present for deliberations or voting with respect to his compensation.

The Compensation Committee engaged an independent compensation consultant, Radford, an Aon Hewitt company ("Radford"), to evaluate our executive compensation levels and practices and to provide advice and ongoing recommendations on executive compensation matters for fiscal 2013. Specifically, Radford was engaged to:

- provide data for the establishment of a peer group of companies to serve as a basis for assessing competitive compensation practices;
- review and assess our current director, CEO and other executive officer compensation practices and equity profile relative to market practices;
- review and assess our current compensation programs relative to market to determine any changes that may need to be implemented in order to remain competitive with our peer group; and
- review market practices on employee stock purchase plans and equity programs.

Radford representatives meet informally with the chair of the Compensation Committee and regularly with our Compensation Committee during its regular meetings, including in executive sessions from time to time without any members of management present. Radford works directly with our Compensation Committee (and not on behalf of management) to assist our Compensation Committee in satisfying its responsibilities and will undertake no projects for management without our Compensation Committee's approval. No work performed by Radford during fiscal year 2013 raised a conflict of interest.

The Compensation Committee operates under a written charter that was adopted by our Board of Directors and satisfies the applicable standards of the SEC and the New York Stock Exchange. A copy of the Compensation Committee charter is posted under the "Investor Relations" section on our website at http://investor.modeln.com/govdocs.aspx?iid=4377866.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee was newly formed and did not meet during fiscal year 2013. Among other matters, the Nominating and Corporate Governance Committee:

- makes recommendations to our Board of Directors regarding candidates for directorships;
- makes recommendations to our Board of Directors regarding the structure and composition of the board of directors and its committees;
- develop corporate governance guidelines and renew and assess corporate governance best practices; and
- makes recommendations to our Board of Directors concerning governance matters.

The Nominating and Corporate Governance Committee operates under a written charter that was adopted by our Board of Directors and satisfies the applicable standards of the SEC and the New York Stock Exchange. A copy of the Nominating and Governance Committee charter is posted under the "Investor Relations" section on our website at http://investor.modeln.com/govdocs.aspx?iid=4377866.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is, or has at any time during the past year been, an officer or employee of ours. None of our executive officers currently serve, or in the past year has served, as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our Board of Directors or Compensation Committee.

Considerations in Evaluating Director Nominees

The Nominating and Corporate Governance Committee is responsible for identifying, evaluating and recommending candidates to the Board for Board membership. A variety of methods are used to identify and evaluate director nominees, with the goal of maintaining and further developing a diverse, experienced and highly qualified Board. Candidates may come to our attention through current members of our Board, professional search firms, stockholders or other persons.

The Nominating and Corporate Governance Committee will recommend to the Board for selection all nominees to be proposed by the Board for election by the stockholders, including approval or recommendation of a slate of director nominees to be proposed by the Board for election at each annual meeting of stockholders, and will recommend all director nominees to be appointed by the Board to fill interim director vacancies.

Director Qualifications

The Nominating and Corporate Governance Committee also reviews and recommends to the Board for determination the desired qualifications, expertise and characteristics of Board members, with the goal of developing a diverse, experienced and highly qualified Board. The Nominating and Corporate Governance Committee and the Board believe that candidates for director should have certain minimum qualifications, including, without limitation:

- demonstrated business acumen and leadership, and high levels of accomplishment;
- ability to exercise sound business judgment and to provide insight and practical wisdom based on experience;
- commitment to understand Model N and its business, industry and strategic objectives;
- integrity and adherence to high personal ethics and values, consistent with our code of conduct;
- ability to read and understand financial statements and other financial information pertaining to Model N;
- commitment to enhancing stockholder value;
- willingness to act in the interest of all stockholders; and
- for non-employee directors, independence under New York Stock Exchange listing standards and other applicable rules and regulations.

In the context of the Board's existing composition, other requirements that are expected to contribute to the Board's overall effectiveness and meet the needs of the Board and its committees may be considered.

In addition, under Model N's Corporate Governance Guidelines (Guidelines), a director is expected to spend the time and effort necessary to properly discharge such director's responsibilities. Accordingly, a director is expected to regularly attend meetings of the Board and committees on which such director sits, and to review prior to meetings material distributed in advance for such meetings. Thus, the number of other public company boards and other boards (or comparable governing bodies) on which a prospective nominee is a member, as well as his or her other professional responsibilities, will be considered. Also under the Guidelines, there are no limits on the number of three-year terms that may be served by a director. However, in connection with evaluating recommendations for nomination for re-election, director tenure is considered. Model N values diversity on a company-wide basis, but has not adopted a specific policy regarding Board diversity.

Stockholder Recommendations for Nominations to the Board of Directors

The Nominating and Corporate Governance Committee will consider properly submitted stockholder recommendations for candidates for our Board who meet the minimum qualifications as described above. The

Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. A stockholder of record can nominate a candidate for election to the Board of Directors by complying with the procedures in Article I, Section 1.11 of our Bylaws. Any eligible stockholder who wishes to submit a nomination should review the requirements in the Bylaws on nominations by stockholders. Any nomination should be sent in writing to the Secretary, Model N, Inc., 1800 Bridge Parkway, Redwood City, California 94065. Submissions must include the full name of the proposed nominee, complete biographical information, a description of the proposed nominee's qualifications as a director, other information specified in our Bylaws, and a representation that the nominating stockholder is a beneficial or record holder of our stock and has been a holder for at least one year. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. These candidates are evaluated at meetings of the Nominating and Corporate Governance Committee, and may be considered at any point during the year. If any materials are provided by a stockholder in connection with the recommendation of a director candidate, such materials are forwarded to the Nominating and Corporate Governance Committee.

All proposals of stockholders that are intended to be presented by such stockholder at an annual meeting of Stockholders must be in writing and notice must be delivered to the Secretary at the principal executive offices of Model N not later than the close of business on the seventy-fifth (75th) day nor earlier than the close of business on the one hundred and fifth (105th) day prior to the first anniversary of the preceding year's annual meeting (except in the case of the calendar year 2014 Annual Meeting, for which such notice will be timely if delivered in the same time period as if such meeting were a special meeting governed by Section 1.11.2 of our Bylaws). Stockholders are also advised to review our Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals and director nominations.

Non-Employee Director Compensation

Our non-employee directors are entitled to receive equity for their service as directors. Our Board of Directors has determined that the non-employee directors will receive an annual restricted stock unit grant with a value of $100,000. In addition, non-employee directors are entitled to receive an annual restricted stock unit grant with a value of $30,000 for service on our Board, which may be payable as cash at the election of the director, an annual restricted stock unit grant with a value of $20,000 for the chair of the Audit Committee, $12,000 for the chair of the Compensation Committee and $8,000 for the chair of the Nominating and Corporate Governance Committee which may be payable as cash at the election of the director. In addition, directors will receive an annual restricted stock unit grant with a value of $10,000 for serving on the Audit Committee, $6,000 for serving on the Compensation Committee and $4,000 for serving on the Nominating and Corporate Governance Committee, which may be payable as cash at the election of the director. In addition, the lead independent director is entitled to receive an annual restricted stock unit grant with a value of $15,000, which may be payable as cash at the election of the lead independent director.

The following table presents the total compensation for each person who served as a non-employee member of our Board of Directors in the fiscal year ended September 30, 2013. Other than as set forth in the table and described more fully below, in the fiscal year ended September 30, 2013 we did not pay any fees to, reimburse any expenses of, make any equity awards or non-equity awards to, or pay any other compensation to, the non-employee members of our Board of Directors.

The following table sets forth information regarding compensation earned by our non-employee directors for the fiscal year ended September 30, 2013:

Name[4]	Value of Restricted Stock Unit Awards ($)[3]
Sarah Friar	$ 95,728[1]
Mark Garrett	101,040[1]
James Larson	178,649[1][2]
Charles Robel	113,665[1]

(1) In May 2013, Messrs. Garrett, Larson and Robel and Ms. Friar received a restricted stock unit grant with a market value price of $20.20 per share, which will vest in full at the annual meeting following the date of grant.

(2) In May 2013, in connection with commencing his service as a director, Mr. Larson received a restricted stock unit grant with a market value price of $20.20 per share. This restricted stock unit grant shall vest over a three-year period with 33% of the shares granted vesting on each annual anniversary of the vesting start date.

(3) The amounts in this column represent the aggregate grant date fair values for equity awards granted to the Board of Directors computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718. The assumptions used in calculating the aggregate grant date fair value of the equity awards reported in this column are set forth in Note 8 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for fiscal year 2013. These amounts reflect our accounting costs for these awards, and do not correspond to the actual value that may be realized by the above named board members.

(4) As of September 30, 2013, the above-listed directors held outstanding options and RSUs pursuant to which the following shares of our Common Stock are issuable upon exercise or settlement, respectively: Ms. Friar (50,000 shares subject to options; 4,739 shares subject to RSUs); Mr. Garrett (79,999 shares subject to options; 5,002 shares subject to RSUs); Mr. Larson (8,844 shares subject to RSUs); Mr. Robel (99,999 shares subject to options; 5,627 shares subject to RSUs).

Stockholder Communications with the Board of Directors

Stockholders wishing to communicate with the Board of Directors or with an individual member of the Board of Directors may do so by writing to the Board of Directors or to the particular member of the Board of Directors, care of the Secretary, at Model N, Inc., 1800 Bridge Parkway, Redwood City, California 94065. The envelope should indicate that it contains a stockholder communication. All such stockholder communications will be forwarded to the director or directors to whom the communications are addressed.

REPORT OF THE AUDIT COMMITTEE

With respect to Model N's financial reporting process, the management of Model N is responsible for (1) establishing and maintaining internal controls and (2) preparing Model N's consolidated financial statements. Model N's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PWC"), is responsible for auditing these financial statements. It is the responsibility of the Audit Committee to oversee these activities. The Audit Committee does not itself prepare financial statements or perform audits, and its members are not auditors or certifiers of Model N's financial statements.

The Audit Committee has reviewed and discussed the audited financial statements for the year ended September 30, 2013 with Model N's management and with PWC, including the results of the independent registered public accounting firm's audit of Model N's financial statements. The Audit Committee has also discussed with PWC all matters that the independent registered public accounting firm was required to communicate and discuss with the Audit Committee, including the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (United States) in Rule 3200T regarding "Communication with Audit Committees."

The Audit Committee also has received and reviewed the written disclosures and the letter from PWC required by applicable requirements of the Public Company Accounting Oversight Board regarding PWC's communications with the Audit Committee concerning independence, and has discussed with PWC its independence from Model N, as well as any relationships that may impact PWC's objectivity and independence.

Based on the Audit Committee's review and discussions with Model N's management and independent registered public accountants discussed above, the Audit Committee recommends to the Board of Directors that the audited financial statements be included in Model N's Annual Report on Form 10-K for the fiscal year ended September 30, 2013, for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee of the Board of Directors:

Charles Robel (Chair)
Sarah Friar
Mark Garrett

RELATED PERSON TRANSACTIONS

Other than the executive and director compensation arrangements, including the employment, termination of employment and change in control arrangements, discussed below under "Executive Compensation," the indemnification arrangements with our executive officers and directors discussed below under "Employment Arrangement and Indemnification Agreements," we were not party to any transactions since October 1, 2012 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers, or holders of more than 5% of our common stock, or any immediate family member of, or person sharing the same household with, any of these individuals, had or will have a direct or indirect material interest.

Statement of Policy Regarding Related Person Transactions

As provided in the Audit Committee Charter, the Audit Committee of our Board of Directors must review and approve in advance any related party transaction. We have also adopted a related-party transactions policy under which our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related-party transaction with us without the consent of our Audit Committee. If the related party is, or is associated with, a member of our Audit Committee, the transaction must be reviewed and approved by another independent body of our Board of Directors. Any request for us to enter into a transaction with a related party in which the amount involved exceeds $120,000 and such party would have a direct or indirect interest must first be presented to our Audit Committee for review and approval. If advance approval of a related-party transaction was not feasible or was not obtained, the related-party transaction must be submitted to the Audit Committee as soon as reasonably practicable, at which time the Audit Committee shall consider whether to ratify and continue, amend and ratify, or terminate or rescind such related party transaction.

It is our intention to ensure that all transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the Audit Committee of our Board of Directors, and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

Executive Officers

The following table identifies certain information about our executive officers as of December 2, 2013. Officers are elected by the Board of Directors to hold office until their successors are elected and qualified.

Name	Age	Current Position(s) with Model N
Zack Rinat	55	Chairman, Co-Founder and Chief Executive Officer
Sujan Jain	41	Senior Vice President, Chief Financial Officer
Michael LaRoche	50	Senior Vice President, Global Customer Services and Support
Christopher Larsen	55	Senior Vice President, Chief Sales Officer

Executive Officers

For information on the business background of Mr. Rinat, see "Proposal No. 1—Election of Directors" above.

Sujan Jain has served as our Senior Vice President and Chief Financial Officer since July 2012. From April 2010 to June 2012, he worked at NetSuite Inc., a provider of SaaS-based financial and ERP solutions, where he most recently served as Vice President, Finance and General Manager of the software vertical. From April 2009 to April 2010, Mr. Jain served as a CFO Partner at Tatum (a division of Randstad Holding N.V.), a national executive services firm that specializes in providing interim financial leadership. From August 2007 to January 2009, Mr. Jain worked at Transmeta Corp., a provider of advanced power management solutions, where he most recently served as Executive Vice President and Chief Financial Officer. From April 2004 to August 2007, he worked at NanoAmp Solutions, Inc., a provider of low-power memory solutions for the wireless and medical markets, where he served most recently as Chief Financial Officer and Secretary. Previously, he held several investment banking and operational roles at J.P. Morgan Chase & Co., Lazard Ltd. and Schlumberger N.V. Mr. Jain holds an MBA from Columbia University and a BS in engineering from Delhi Institute of Technology and is a certified public accountant.

Michael LaRoche has served as our Senior Vice President, Global Customer Services and Support since August 2012. From March 2012 to August 2012, Mr. LaRoche served as a founding partner at Waypoint Consulting Partners LLC, advising clients on operational strategies and performance improvement. From September 2010 to March 2012, he served as managing partner of Lodestone Management Consultants Inc., a global consulting firm advising international companies on strategy and process optimization as well as IT transformation, in North America. From October 2002 to September 2010, Mr. LaRoche served as the global leader of the Operations & Supply Chain Strategy consulting practice for International Business Machines Corporation (IBM), a technology consulting company. Mr. LaRoche joined IBM as a partner at PricewaterhouseCoopers when IBM acquired PwC's consulting business in 2002. Mr. LaRoche holds an MBA from the Amos Tuck School at Dartmouth College and a BS in chemical engineering from North Carolina State University.

Christopher Larsen has served as Senior Vice President and Chief Sales Officer at Model N since October 2013. From January 2013 to October 2013, Mr. Larsen served as Chief Operating Officer and General Manager of the Mobile Business App Division at Infragistics, Inc., a leading provider of application development tools. From September 2009 to January 2012, he served as Executive Vice President, Global Field Operations for Progress Software Corporation, a provider of software for the development, deployment and management of business applications. From January 2008 to January 2009, he served as President and Chief Operating Officer for Allegro Development Corporation, a provider of energy and risk management software solutions. Mr. Larsen has also held senior executive positions with TIBCO Software, Inc., a provider of infrastructure software, and SAP North America, a provider of business software. Mr. Larsen holds a BS in business administration from Wake Forest University.

EXECUTIVE COMPENSATION

Overview

This section provides an overview of the material components of our executive compensation program for our Chief Executive Officer and each of our two other most highly compensated executive officers (our named executive officers) during fiscal year 2013. The compensation provided to our named executive officers for fiscal year 2013 is set forth in detail in the Summary Compensation Table and other tables that follow this section, as well as the accompanying footnotes and narratives relating to those tables. This section also discusses our executive compensation philosophy, objectives and design; compensation decisions for our named executive officers in fiscal year 2013; the role of compensation consultants; and the peer group used in evaluating executive officer compensation.

Our named executive officers for fiscal year 2013 were:

- Zack Rinat, our Chairman of the Board of Directors, Co-Founder and Chief Executive Officer;
- Sujan Jain, our Chief Financial Officer; and
- Yarden Malka, our former Senior Vice President, Chief Product Officer.

Executive Compensation Philosophy, Objectives and Design

Compensation Philosophy

We operate in a highly competitive and rapidly evolving market, and we expect competition to continue to increase. Our ability to compete and succeed in this environment is directly correlated to our ability to recruit, incentivize and retain talented individuals in the areas of development, services, sales, marketing, and support functions, such as Finance, IT and HR. The market for skilled individuals in any of these areas is very competitive. Our compensation philosophy is designed to establish and maintain a compensation program that attracts, retain, and rewards talented individuals who possess the skills necessary to create long-term value for our stockholders, expand our business and assist in the achievement of our strategic objectives.

In fiscal year 2013, our Compensation Committee reviewed and assessed our general compensation philosophy, which is intended to align with our core values, yearly performance, and our stockholder interests, as well as to effectively balance our short- and long-term objectives. The Compensation Committee believes that compensation should never get in the way of us doing what is right and that a great work environment needs to be supported by competitive pay practices and benefits. When determining the competitiveness of our pay practices, we look at the entire pay and benefit package, taking into account total compensation. Our total compensation package is designed to be competitive in the geographical locations where we do business, focused on results, and fair and flexible. The Compensation Committee recognizes the importance of providing fair rewards for employee contributions. We seek to provide total targeted direct compensation (salary, bonus and equity) that is at or above the 50th percentile of the market, and to provide parity and consistency within functions. We also believe in making tough decisions in order to adhere to budgets, ensuring transparency and promoting understanding of our compensation philosophy and practices.

The Compensation Committee retains flexibility to review our compensation structure periodically as needed to focus on different business objectives, and reviews our compensation programs at least annually.

Objectives for our Executive Compensation Programs

Consistent with our compensation philosophy, the primary goals of our executive compensation programs are to:

- provide competitive compensation to recruit, retain and motivate top talent;
- align executive compensation to company performance and our stockholders' interests ; and
- balance short and long-term objectives.

Elements of Our Executive Compensation Program

The key elements of our compensation package for named executive officers are base salary, bonuses, equity-based awards, and our benefits programs. Each named executive officer's compensation has been designed to provide a combination of compensation that is tied to achievement of our short- and long-term objectives.

Base Salary

We offer base salaries that are intended to provide a level of stable fixed compensation to named executive officers for performance of day-to-day services. Other than our co-founder and Chief Executive Officer, each named executive officer's base salary was established as the result of arm's-length negotiation with the individual at the time of hiring. Base salaries for our executive officers are generally reviewed annually to determine whether an adjustment is warranted or required. In fiscal year 2013, the Compensation Committee reviewed the base salaries of our executive officers taking into consideration a compensation analysis performed by Radford. The base salaries paid to our named executive officers for fiscal year 2013 are set forth in the Summary Compensation Table below.

Bonuses

We provide our executive officers, including the named executive officers, with the opportunity to earn cash bonuses to encourage the achievement of corporate and individual objectives and to reward those individuals who significantly impact our corporate results. The Compensation Committee determines and approves cash bonus decisions for our executive officers.

The fiscal year 2013 executive bonus plan was based on the attainment of two performance measures, revenue and adjusted EBITDA, subject to an individual performance factor as determined by our Chief Executive Officer (except with respect to his compensation). The Compensation Committee approved these metrics for the executive bonus plan since, in its view, it was the best indicator of our successful execution of our annual operating plan and that achieving the target levels for these performance measures would require a focused and consistent effort by our executive officers throughout fiscal year 2013. The target bonus attributable to revenues accounted for 75% of the executive officer's target bonus, and the target bonus attributable to adjusted EBITDA accounted for 25% of the executive officer's target bonus. Each named executive officer had a cash bonus target: Mr. Rinat—$175,000; Mr. Jain—$125,000; and Mr. Malka—$125,000. For a bonus to be paid in respect of either of the performance measures, that measure had to be achieved at a minimum threshold target level, at which level the payout would equal 50% of that measure's allocation of the executive officer's target bonus. Achievement above the threshold target level would result in a payout of up to a maximum of 150% of that measure's allocation of the executive officer's target bonus. In November 2013, based on our fiscal year 2013 corporate performance, the Compensation Committee determined that we achieved the revenue target at approximately 58% and the adjust EBITDA target at approximately 150%. However, due to our recent sales execution challenges and our financial outlook for fiscal year 2014, the Compensation Committee determined that the individual performance factor be zero and converted the fiscal year 2013 target bonus to a time-based bonus payable in fiscal year 2014 subject to continued employment of the executive officer.

Equity-Based Awards

We use equity awards to motivate and reward our executive officers, including our named executive officers, for long-term corporate performance based on the value of our common stock and, thereby, to align the interests of our executive officers with those of our stockholders. Prior to March 2013, these equity awards had been granted solely in the form of options to purchase shares of our common stock. We believed that stock options, when granted with exercise prices equal to the fair market value of our common stock on the date of grant, provide an appropriate long-term incentive for our executive officers, because the stock options reward them only to the extent that our stock price grows and stockholders realize value following their grant date. In connection with our initial public offering, we began granting restricted stock units (RSUs) in order to provide additional retention for our executives. We also adopted a program in which all executives are eligible for annual equity grants.

Historically, the size and form of the initial equity awards for our executive officers were established through arm's-length negotiation at the time the individual was hired. In making these awards, the Compensation Committee considered, among other things, the prospective role and responsibility of the individual executive, competitive factors, the cash compensation to be received by the executive officer, and the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

Fiscal 2013 Option and RSU Awards

In March 2013, we granted 133,333, 33,333 and 40,000 restricted stock units to Messrs. Rinat, Jain and Malka, respectively, and in May 2013, we granted an additional 25,000 restricted stock units to Mr. Jain. These restricted stock units vest as to 50% of the shares on the second annual anniversary of the vesting commencement date, and as to 25% of the shares on each of the third and fourth annual anniversary of the vesting commencement date. The vesting of these awards will also accelerate by 100% of the remaining unvested shares in the event of a qualifying termination of employment within 12 months of a change in control of Model N.

Benefits Programs

Our employee benefit programs, including our health, dental, vision, life insurance and disability programs, are designed to provide a competitive level of benefits to our employees generally, including our named executive officers and their families. We adjust our employee benefit programs as needed based upon regular monitoring of applicable laws and practices and the competitive market. Our named executive officers are entitled to participate in the same employee benefit plans, and on the same terms and conditions, as all other United States full-time employees.

SUMMARY COMPENSATION TABLE

The following table provides information regarding all plan and non-plan compensation awarded to, earned by or paid to each of our named executive officers during the fiscal year ended September 30, 2013 and the fiscal year ended September 30, 2012.

Name and Principal Position	Fiscal Year	Base Salary ($)	Non-Equity Incentive Plan Compensation ($)[1]	Stock Awards ($)[2][3]	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
Zack Rinat	2013	$225,000	$ —	$2,066,662	$ —	$ —	$2,291,662
Co-Founder, Chairman and Chief Executive Officer	2012	$217,292	$157,500	$ —	$ —	$ —	$ 374,792
Sujan Jain	2013	$276,800	$ —	$ 965,162	$ —	$ —	$1,241,962
Senior Vice President and Chief Financial Officer[4]	2012	$ 55,755	$ 30,738	$ —	$1,020,588	$ —	$1,107,080
Yarden Malka *Former Senior Vice President, Chief Product Officer*[5]	2013	$225,000	$ —	$ 620,000	$ —	$ —	$ 845,000

(1) The amounts in this column reflect cash bonus awards earned by the named executive officers under our fiscal year 2012 and fiscal year 2013 incentive bonus plans. The fiscal year 2013 executive bonus plan is discussed in greater detail in "Executive Compensation" above.

(2) The amounts reported in this column represent the aggregate grant date fair value of equity awards granted under our 2010 Equity Incentive Plan to our named executive officers during the fiscal year ended September 30, 2012 as computed in accordance with Accounting Standards Codification Topic 718. The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the equity awards reported in this column are set forth in Note 8 to our consolidated financial statements included in our fiscal year 2013 Annual Report on Form 10-K filed on December 9, 2013. Note that the amounts reported in this column reflect the accounting cost for these equity awards, and do not correspond to the actual economic value that may be received by our named executive officers from the equity awards.

(3) The fiscal year 2013 stock awards are discussed in greater detail in "Executive Compensation" above.

(4) Mr. Jain began serving as our Senior Vice President and Chief Financial Officer in July 2012.

(5) Mr. Malka ceased serving as our Senior Vice President and Chief Product Officer as of October 1, 2013.

Outstanding Equity Awards at 2013 Fiscal Year-End Table

The following table provides information regarding outstanding stock options and restricted stock units held by our named executive officers as of September 30, 2013.

		Option Awards				Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(5)
Zack Rinat	3/15/2013(1)	—	—	$ —	—	133,333	$1,319,997
Sujan Jain	9/28/2012(2)	57,362	139,304	12.00	9/27/2022	—	—
	3/15/2013(1)	—	—	—	—	33,333	329,997
	5/15/2013(1)	—	—	—	—	25,000	247,500
Yarden Malka	11/17/2003(3)	9,985	—	0.30	11/16/2013	—	—
	1/19/2005(3)	34,375	—	0.36	1/18/2015	—	—
	12/01/2005(3)	29,514	—	0.36	11/30/2015	—	—
	10/25/2006(3)	33,333	—	0.78	10/24/2016	—	—
	11/02/2011(4)	2,500	—	6.72	11/01/2021	—	—
	3/15/2013(1)	—	—	—	—	40,000	396,000

(1) The shares subject to this RSU vest 50% on the second anniversary of the vesting commencement date; 25% on each of the third and fourth anniversaries of the vesting commencement date thereafter.

(2) This option vests over four years, with 25% vesting one year from the date of grant and an additional 1/48th of the total number of shares vesting each month thereafter.

(3) This option vests monthly over a four year period.

(4) This option vested 100% on grant date.

(5) The market value of unvested shares is calculated by multiplying the number of unvested shares held by the applicable named executive officer by the closing price of our common stock on September 30, 2013, which was $9.90.

EQUITY COMPENSATION PLAN INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The following table includes information as of September 30, 2013 for equity compensation plans:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders[1]	4,888,455	$5.07[2]	2,927,819[3]
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	4,888,455	$5.07	2,927,819

(1) Excludes purchase rights accruing under our 2013 Employee Stock Purchase Plan and includes 1,020,359 shares subject to RSUs.

(2) The weighted average exercise price relates solely to outstanding stock option shares since shares subject to RSUs have no exercise price.

(3) Includes 500,000 shares of common stock that remain available for purchase under the 2013 Employee Stock Purchase Plan and 2,427,819 shares of common stock that remain available for purchase under our 2013 Equity Incentive Plan. Additionally, our 2013 Equity Incentive Plan provides for automatic increases in the number of shares available for issuance under it on October 1 of each four calendar years during the term of the 2013 Equity Incentive Plan by the lesser of 5% of the number of shares of common stock issued and outstanding on each September 30 immediately prior to the date of increase or the number determined by our board of directors. Similarly, on October 1 of each calendar year, the aggregate number of shares of our common stock reserved for issuance under our 2013 Employee Stock Purchase Plan shall be increased automatically by the number of shares equal to 2% of the total number of outstanding shares of our common stock on the immediately preceding September 30th (rounded down to the nearest whole share).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 2, 2013, certain information regarding beneficial ownership of our common stock (a) by each person known by us to be the beneficial owner of more than five percent of the outstanding shares of common stock, (b) by each director and nominee for director, (c) by the named executive officers (as defined in "Executive Compensation" above) and (d) by all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 23,733,698 shares of common stock outstanding at December 2, 2013. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of December 2, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Model N, Inc., 1800 Bridge Parkway, Redwood City, California 94065.

	Shares Beneficially Owned (as of December 2, 2013)	
	Number	**Percent**
Named Executive Officers, Directors and Director Nominees:		
Zack Rinat[1]	4,735,395	20.0%
Sujan Jain[2]	73,751	*
Yarden Malka[3]	430,722	1.8%
Charles J. Robel[4]	87,499	*
Mark Garrett[5]	67,499	*
Sarah Friar[6]	16,667	*
James Larson	—	—
Mark Leslie[7]	190,714	*
All directors and executive officers as a group (10 persons):[8]	5,640,303	23.4%
5% Stockholders:		
Massachusetts Financial Services Company[9]	3,253,980	13.7%
Flatbush Watermill Management LLC[10]	1,240,265	5.2%
Entities affiliated with Accel Partners[11]	1,867,736	7.9%
Entities affiliated with Meritech Capital Partners[12]	1,191,507	5.0%

* Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1) Consists of 666,666 shares held of record by Mr. Rinat, 996,110 shares held of record by Mr. Rinat and Orli Rinat as community property, 666,666 shares held of record by Mr. Rinat, Orli Rinat and Glen Kohl, trustees of Danielle Rinat Family Heritage Trust Dated December 12, 2005, 666,666 shares held of record by Mr. Rinat, Orli Rinat and Glen Kohl, trustees of Gahl Rinat Family Heritage Trust Dated December 12, 2005, 36,310 shares held of record by Gahl Rinat Trust, 36,311 shares held of record by Danielle Rinat Trust and 1,666,666 shares held of record by Mr. Rinat and Orli Rinat, trustees of the Rinat Family 2006 Trust Dated December 13, 2006. Mr. Rinat is a trustee of each of the foregoing trusts. The trustees of each of the foregoing trusts share voting and investment power with respect to the shares held by each respective trust.

(2) Consists of 73,751 shares subject to options held by Mr. Jain that are exercisable within 60 days of December 2, 2013.

(3) Consists of 331,000 shares held of record by Malka Family Trust and 99,722 shares subject to options held by Mr. Malka that are exercisable within 60 days of December 2, 2013. Mr. Malka is a trustee of the foregoing trust. The trustees of the foregoing trust share voting and investment power with respect to the shares held by the trust.

(4) Consists of 87,499 shares subject to options held by Mr. Robel that are exercisable within 60 days of December 2, 2013.

(5) Consists of 67,499 shares subject to options held by Mr. Garrett that are exercisable within 60 days of December 2, 2013.

(6) Consists of 16,667 shares subject to options held by Ms. Friar that are exercisable within 60 days of December 2, 2013.

(7) Consists of 101,457 shares held of record by Mr. Leslie, 42,591 shares held of record by Leslie Enterprises LP, 36,944 shares held of record by the Mark Leslie and Debra Leslie Trust, in each case as of June 30, 2013, and 9,722 shares subject to options held by Mr. Leslie that are exercisable within 60 days of December 2, 2013. Mr. Leslie is a trustee of the foregoing trust. The trustees of the foregoing trust share voting and investment power with respect to the shares held by the trust.

(8) Consists of 5,252,387 shares held by our directors and executive officers as a group and 387,916 shares subject to options that are exercisable within 60 days of December 2, 2013 held by our directors and executive officers as a group.

(9) Based on the Schedule 13G filed with the SEC on September 10, 2013. The shares are beneficially owned by Massachusetts Financial Services Company and/or certain other non-reporting entities. Accordingly, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. The interest of one entity, the MFS New Discovery Fund (the "Fund"), a series of MFS Series Trust I (which is an investment company registered under the Investment Company Act of 1940), in the shares, amounted to 1,833,988 shares of common stock, or 8.0% of the total number of shares outstanding, at August 31, 2013. The address of Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, Massachusetts 02199.

(10) Consists of 1,240,265 shares held by Flatbush Watermill, LLC (Flatbush Watermill), Flatbush Watermill Management, LLC (Flatbush Watermill Management), FW2, LP (FW2), FW3, LP (FW3), and Joshua Schwartz. Of the 1,240,265 shares beneficially owned by the reporting persons, Flatbush Watermill, Flatbush Watermill Management and Joshua Schwartz each have shared voting and dispositive power over 1,240,265 shares, FW2 has shared voting and dispositive power over 137,672 shares, and FW3 has shared voting and dispositive power over 1,102,593 shares. Flatbush Watermill is the general partner of FW2 and FW3. Flatbush Watermill Management is the investment adviser of FW2 and FW3. Joshua Schwartz is serving as Managing Member of Flatbush Watermill and Flatbush Watermill Management. Flatbush Watermill Management has the power to dispose and vote the securities beneficially held by each of FW2 and FW3. Flatbush Watermill, Flatbush Watermill Management and Mr. Schwartz may be deemed to beneficially own the shares owned by each of FW2 and FW3. The address for each reporting person is 1325 Avenue of the Americas—27th Floor, New York, NY 10019.

(11) Consists of 1,477,755 shares held by Accel VIII L.P., 263,910 shares held by Accel Internet Fund IV, L.P., 126,071 shares held by Accel Investors 2000 LLC as of March 25, 2013. Accel VIII Associates LLC (A8A), which is the General Partner of Accell VIII L.P. (Accel VIII), has sole voting and investment power over the securities held by Accel VIII. A8A disclaims beneficial ownership over such securities except to the extent of its pecuniary interest therein. A8A, the General Partner of Accel Internet Fund IV LP (AIF IV), has sole voting and investment power over the securities held by AIF IV. A8A disclaims beneficial ownership over such securities except to the extent of its pecuniary interest therein. James W. Breyer, is a Managing Member of Accel Investors 2000 LLC (Accel 2000), and may be deemed to share voting and investment power over the securities held by Accel 2000. Mr. Breyer disclaims beneficial ownership over such securities.

(12) Consists of 8,817 shares held by MCP Entrepreneur Partners II L P (MC PENT), 1,153,022 shares held by Meritech Capital Partners II L P (MCP), and 29,668 shares held by Meritech Capital Affiliates II L P (MCA) as of September 30, 2013. Meritech Management Associates II L.L.C., a managing member of Meritech Capital Associates II, L.L.C., the general partner of MCP, MCA and MCP ENT, has sole voting

and dispositive power with respect to the shares held by MCP, MCA and MCP ENT. The managing members of Meritech Management Associates II, L.L.C. are Paul S. Madera and Michael B. Gordon. The address of Meritech Capital Partners is 245 Lytton Avenue, Suite 350, Palo Alto, California 94301.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (Exchange Act), requires that our executive officers and directors, and persons who own more than 10% of our common stock, file reports of ownership and changes of ownership with the SEC. Such directors, executive officers and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

SEC regulations require us to identify in this proxy statement anyone who filed a required report late during the most recent fiscal year. Based on our review of forms we received, or written representations from reporting persons stating that they were not required to file these forms, we believe that during fiscal 2013, all Section 16(a) filing requirements were satisfied on a timely basis.

EMPLOYMENT ARRANGEMENTS AND INDEMNIFICATION AGREEMENTS

Employment, Severance and Change in Control Arrangements

We have entered into employment offer letters with each of our named executive officers in connection with his commencement of employment with us, except for Mr. Rinat, with whom we have not entered into an employment offer letter. Each of these offer letters was negotiated on our behalf by our Chief Executive Officer, with the informal oversight of our board of directors.

Typically, these arrangements provide for at-will employment and included our named executive officers' initial base salary, a discretionary annual incentive bonus opportunity and standard employee benefit plan participation. These arrangements also provided for a recommended equity award grant to be submitted to our board of directors for approval, with an exercise price, in the case of stock options, equal to the fair market value of our common stock on the date of grant and subject to our specified vesting requirements. These offers of employment were each subject to execution of our standard confidential information and invention assignment agreement.

Mr. Rinat

We have not entered into any employment arrangements with Mr. Rinat, our Chief Executive Officer.

Mr. Jain

We entered into an offer letter agreement with Mr. Jain, our Chief Financial Officer, on June 14, 2012. Pursuant to the offer letter, Mr. Jain's initial base salary was established at $225,000 per year. Effective as of October 1, 2012, Mr. Jain's base salary was increased to $275,000 per year. In addition, Mr. Jain is eligible to receive an annual target bonus of $125,000 based on the achievement of company and personal objectives. On September 28, 2012, in accordance with the terms of his offer letter, Mr. Jain was granted a stock option to purchase 196,666 shares of our common stock at an exercise price of $12.00 per share. This option vests with respect to 25% of the total shares underlying the option on the first anniversary of Mr. Jain's start date and the remaining 75% of the shares underlying the option vest thereafter in 36 equal monthly installments. Mr. Jain's employment is at will and may be terminated at any time, with or without cause.

Mr. Malka

We entered into an offer letter agreement with Mr. Malka, our former Senior Vice President and Chief Product Officer, on January 21, 2000. Pursuant to the offer letter, Mr. Malka's initial base salary was established at $170,000 per year. Mr. Malka's annual base salary for the fiscal year ended September 30, 2013 was $225,000. On October 31, 2001, in accordance with the terms of his offer letter, Mr. Malka was granted a stock option to purchase 2,500 shares of our common stock at an exercise price of $1.50 per share. This option vested in full as of October 31, 2005. Mr. Malka ceased serving as our Senior Vice President and Chief Product Officer as of October 1, 2013.

Change in Control

Generally, our equity award agreements with each of our named executive officers provide for acceleration of vesting of 100% of the unvested shares of our common stock underlying such equity awards in the event of an involuntary termination of employment (as such term is defined in the stock option agreement) within 12 months following a change in control in our company. In addition, our recent equity award agreements with our non-employee directors provide for acceleration of vesting of 100% of the unvested shares of our common stock underlying such equity awards in the event of a change in control of our company.

In addition to the amounts presented above, in the event one of our named executive officers was terminated, he would also be able to exercise any previously vested stock options that he held.

Indemnification arrangements

Our amended and restated certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by Delaware law, the personal liability of a director or officer for monetary damages resulting from breach of his fiduciary duty as a director or officer.

Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except for liability:

- for any breach of their duty of loyalty to our company or our stockholders;
- for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law;
- unlawful payments of dividends or unlawful stock purchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
- for any transaction from which they derived an improper benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

Our amended and restated bylaws provide that:

- we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;
- we may indemnify our other employees and agents as provided in indemnification contracts entered into between us and our employees and agents;
- we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and
- the rights conferred in the restated bylaws are not exclusive.

In addition to the indemnification required in our restated certificate of incorporation and restated bylaws, we enter into indemnity agreements with each of our directors and executive officers. These agreements may, among other things, provide for the indemnification of our directors and executive officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents or incurred in investigating or defending any such action or proceeding. We have also obtained directors' and officers' insurance to cover our directors, executive officers and some of our employees under which, subject to the limitations of the policies, coverage is provided against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director, executive officer or employee, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these individuals pursuant to our indemnification obligations or otherwise as a matter of law. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws or in these indemnification agreements may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (Securities Act), may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ADDITIONAL INFORMATION

Stockholder Proposals for 2015 Annual Meeting

Any stockholder who wishes to submit a proposal for inclusion in our proxy materials must comply with Rule 14a-8 promulgated under the Exchange Act. For such proposals to be included in our proxy materials relating to our 2015 Annual Meeting of Stockholders, all applicable requirements of Rule 14a-8 must be satisfied and we must receive such proposals no later than August 21, 2014. Such proposals must be delivered to the Secretary of Model N at the address listed on the front page.

Proposals of stockholders that are not eligible for inclusion in the Proxy Statement and proxy for our 2015 Annual Meeting of Stockholders, or that concern one or more nominations for Directors at the meeting, must comply with the procedures, including minimum notice provisions, contained in our Bylaws. Notice must be received by the Secretary of Model N at the address listed on the front page, no earlier than October 18, 2014 and no later than November 17, 2014.

However, if the date of our 2015 Annual Meeting of Stockholders is advanced by more than 30 days prior to, or delayed by more than 60 days after, the one-year anniversary of the date of the previous year's annual meeting, then, for notice to the stockholder to be timely, it must be so received by the Secretary at the address listed on the front page not earlier than the close of business on the 105th day prior to such annual meeting and not later than the close of business on the later of (1) the 75th day prior to such annual meeting, or (2) the tenth day following the day on which public announcement of the date of such annual meeting is first made.

A copy of the pertinent provisions of the Bylaws is available upon request to the Secretary of Model N at the address listed on the front page.

Solicitation of Proxies

We will bear the expense of preparing, printing and distributing proxy materials to our stockholders. In addition to solicitations by mail, there may be incidental personal solicitation at nominal cost by directors, officers, employees or our agents. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of our common stock for which they are record holders.

Fiscal Year 2013 Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 and our 2013 proxy statement, each as filed with the SEC, is available, without charge, by mailing a request to Investor Relations, Model N, Inc., 1800 Bridge Parkway, Redwood City, California 94065. The Annual Report on Form 10-K and proxy statement are also available at the web address shown on the Notice of Annual Meeting of Stockholders and under the "Investor Relations" section on our website at http://investor.modeln.com/docs.aspx?iid=4377866.

OTHER MATTERS

We know of no other matters that are likely to be brought before the meeting. If, however, other matters that are not now known or determined come before the meeting, the persons named in the enclosed proxy or their substitutes will vote such proxy in accordance with their discretion.

MODEL N, INC.

December 19, 2013
Redwood City, California